UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14A
(Rule 14a-101)

**Proxy Statement Pursuant to Section 14(a) of
the Securities Exchange Act of 1934**

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☒ Definitive Proxy Statement
☐ Definitive Additional Materials
☐ Soliciting Material Pursuant to § 240.14a-12

Stage Stores, Inc.
(Name of Registrant as Specified In Its Charter)

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STAGE STORES INC.

BEALLS   GOODY'S   PALAIS ROYAL   PEEBLES   STAGE   STEELE'S

_____

Notice of 2012 Annual Meeting
and
Proxy Statement

This Page Intentionally Left Blank.

STAGE STORES INC.

BEALLS   GOODY'S   PALAIS ROYAL   PEEBLES   STAGE   STEELE'S

10201 Main Street
Houston, Texas 77025

April 27, 2012

Dear Shareholder:

On behalf of the Board of Directors, it is my pleasure to invite you to attend the 2012 Annual Meeting of Shareholders of Stage Stores, Inc. on Thursday, June 7, 2012, at 1:00 p.m. local time, in Houston, Texas. Information about the Annual Meeting is presented in the following pages.

The Annual Meeting will begin with a discussion and vote on the matters set forth in the accompanying Notice of Annual Meeting of Shareholders and Proxy Statement, followed by a discussion on any other business matters that are properly brought before the meeting.

Your vote is very important. We encourage you to read the Proxy Statement and vote your shares as soon as possible. Whether or not you plan to attend, you can be sure your shares are represented at the Annual Meeting by promptly completing, signing, dating and returning your Proxy Card in the enclosed envelope or by submitting your vote and proxy by telephone or by the Internet.

If you will need special assistance at the Annual Meeting because of a disability, please contact Bob Aronson, Vice President, Investor Relations, at (800) 579-2302.

Thank you for your continued support of Stage Stores, Inc. We look forward to seeing you on June 7th.

Sincerely,



William J. Montgoris
Chairman of the Board

TABLE OF CONTENTS

■ To be voted on at the meeting

**EVERY SHAREHOLDER'S VOTE IS IMPORTANT. PLEASE
COMPLETE, SIGN, DATE AND RETURN YOUR PROXY
CARD, OR SUBMIT YOUR VOTE AND PROXY BY
TELEPHONE OR BY THE INTERNET, AS SOON AS POSSIBLE.**

STAGE STORES INC.

BEALLS   GOODY'S   PALAIS ROYAL   PEEBLES   STAGE   STEELE'S

NOTICE OF 2012 ANNUAL MEETING OF SHAREHOLDERS

To the Shareholders:

The 2012 Annual Meeting of Shareholders of Stage Stores, Inc. (the "Company") will be held at the offices of the Company, 10201 Main Street, Houston, Texas 77025 on Thursday, June 7, 2012, at 1:00 p.m. local time. If you need directions to attend the Annual Meeting, they can be found on our website, www.stagestoresinc.com, under "Investor Relations". The shareholders will vote on the following matters:

1. Election of seven Directors for a term of one year,

2. Advisory Resolution to Approve Executive Compensation,

3. Approval of Material Terms of Executive Officer Performance Goals,

4. Ratification of the Selection of Deloitte & Touche LLP as Independent Registered Public Accounting Firm for Fiscal 2012, and

5. Such other matters as may properly come before the Annual Meeting or any adjournment thereof.

The Board of Directors has fixed the close of business on April 12, 2012 as the record date for the determination of shareholders entitled to notice of, and to vote at, the Annual Meeting.

By Order of the Board of Directors



Edward J. Record
Chief Operating Officer
and Secretary

April 27, 2012

IMPORTANT VOTING INFORMATION

If you are a beneficial owner whose shares are held of record by a broker, you must instruct the broker how to vote your shares. If you do not provide voting instructions, your shares will not be voted on any proposal on which the broker does not have discretionary authority to vote. This is called a "broker non-vote." In these cases, the broker can register your shares as being present at the Annual Meeting for purposes of determining the presence of a quorum, but will not be able to vote on those matters for which specific authorization is required under the rules of the New York Stock Exchange ("NYSE").

If you are a beneficial owner whose shares are held of record by a broker, your broker has discretionary voting authority under NYSE rules to vote your shares on Item 4 (Ratification of the Selection of Deloitte & Touche LLP as Independent Registered Public Accounting Firm for Fiscal 2012), even if the broker does not receive voting instructions from you. However, your broker does not have discretionary authority to vote on Items 1 (Election of Directors), 2 (Advisory Resolution to Approve Executive Compensation) and 3 (Approval of Material Terms of Executive Officer Performance Goals) without instructions from you, in which case a broker non-vote will occur and your shares will not be voted on those matters. ***Accordingly, it is particularly important that beneficial owners instruct their brokers how they wish to vote their shares.***

More Information Is Available

If you have any questions about the proxy voting process, please contact the broker, bank or other financial institution where you hold your shares. The Securities and Exchange Commission ("SEC") also has a website (*www.sec.gov/spotlight/proxymatters.shtml*) with more information about your rights as a shareholder.

Additionally, you may contact our Investor Relations Department at www.stagestoresinc.com/investor-relations.

IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS FOR THE ANNUAL MEETING OF SHAREHOLDERS TO BE HELD ON JUNE 7, 2012

The Company's 2012 Proxy Statement, 2011 Annual Report and 2011 Annual Report on Form 10-K are available to review at http://bnymellon.mobular.net/bnymellon/ssi.

INFORMATION REGARDING ADMISSION TO THE ANNUAL MEETING

In accordance with the Company's security procedures, all persons attending the Annual Meeting must present either their E-Notice, or the Admission Ticket found on their Proxy Card (if they requested and received a Proxy Card), or a brokerage statement or other proof of ownership of Stage Stores stock as of the Record Date, and picture identification. If you are a shareholder of record and plan to attend the meeting in person, please bring your E-Notice or your Admission Ticket with you to the meeting. For security purposes, briefcases, bags, purses, backpacks and other containers will be subject to search at the door.

PROXY STATEMENT

GENERAL

This Proxy Statement is furnished in connection with the solicitation of proxies by Stage Stores, Inc. (the "Company", "we", "our" or "us") on behalf of the Board of Directors (the "Board") for the 2012 Annual Meeting of Shareholders (the "Annual Meeting"), which will be held at the principal executive offices of the Company, 10201 Main Street, Houston, Texas 77025, on Thursday, June 7, 2012, at 1:00 p.m. local time. This Proxy Statement and Proxy Card are first being made available to the shareholders on or about April 27, 2012. The proxy will be voted at the Annual Meeting if the signer of the Proxy Card or the shareholder submitting their vote and proxy by mail, by telephone or by the Internet was a shareholder of record on April 12, 2012 (the "Record Date").

NOTICE ONLY DELIVERY METHOD

We have adopted the "Notice Only Delivery Method" of distributing our Proxy Statement, Proxy Card and Annual Report to shareholders. Therefore, we will mail a Notice of Internet Availability of Proxy Materials ("E-Notice") to shareholders rather than paper copies of these documents. If you would like to receive a paper copy of these documents, you must request one. Instructions on how to request a copy by telephone, email or the Internet are contained in the E-Notice.

VOTING

The holders of our common stock are entitled to one vote per share on all matters to be voted upon by the shareholders. On the Record Date, there were 30,658,294 shares of our common stock, par value $0.01, outstanding and entitled to vote at the Annual Meeting. In addition, on the Record Date, holders of 343,406 shares of unvested Restricted Stock are entitled to vote at the Annual Meeting. A list of the shareholders entitled to vote at the Annual Meeting will be available for inspection at the Annual Meeting for purposes relating to the Annual Meeting.

You can ensure that your shares are voted at the Annual Meeting by submitting your instructions by completing, signing, dating and returning your Proxy Card in the envelope provided (if you requested a paper copy of the Proxy Card) or by submitting your vote and proxy by telephone or by the Internet. Submitting your instructions by Proxy Card, by telephone, or by the Internet will not affect your right to attend the Annual Meeting and vote. A shareholder who gives a proxy may revoke it at any time before it is exercised by voting in person at the Annual Meeting, by delivering a subsequent proxy, or by notifying the Inspector of Election in writing of such revocation.

The representation in person or by proxy of a majority of the outstanding shares of our common stock entitled to a vote at the Annual Meeting is necessary to provide a quorum for the transaction of business at the Annual Meeting. Shares can only be voted if the shareholder is present in person or is represented by a properly signed Proxy Card or by a vote and proxy submitted by telephone or by the Internet. Each shareholder's vote is very important. Whether or not you plan to attend the Annual Meeting in person, please sign and promptly return the Proxy Card (if you requested a paper copy of the Proxy Card) or submit your vote and proxy by telephone or by the Internet. All signed and returned Proxy Cards and votes and proxies submitted by telephone or by the Internet will be counted towards establishing a quorum for the Annual Meeting, regardless of how the shares are voted.

A shareholder of record on the Record Date may vote in any of the following four ways:

- by toll-free number at 1-866-540-5760; or

- by the Internet at www.proxyvoting.com/ssi; or

- by completing and mailing a Proxy Card (if you requested a paper copy of the Proxy Card); or

- by written ballot at the Annual Meeting.

If you vote by mail, by the Internet or by telephone, your vote must be received by 11:59 p.m. Eastern Time on Wednesday, June 6, 2012, the day before the Annual Meeting. Your shares will be voted as you indicate. If you return or otherwise complete your Proxy Card, but you do not indicate your voting preferences, the proxies will vote your shares FOR Items 1 (Election of Directors), 2 (Advisory Resolution to Approve Executive Compensation), 3 (Approval of Material Terms of Executive Officer Performance Goals) and 4 (Ratification of the

Selection of Deloitte & Touche LLP as Independent Registered Public Accounting Firm for Fiscal 2012), and in their discretion for Item 5 (such other matters as may properly come before the Annual Meeting or any adjournment thereof).

If your shares are held in a brokerage account (this is called "street name"), you should follow the voting directions provided by the broker. You may complete and mail a voting instruction card to the broker or, in most cases, submit voting instructions by mail, by telephone or by the Internet. Your shares should be voted by the broker as you have directed.

If your shares are held in street name and you wish to have your shares voted for Items 1 (Election of Directors), 2 (Advisory Resolution to Approve Executive Compensation) and 3 (Approval of Material Terms of Executive Officer Performance Goals), you must either (i) instruct your broker how to vote your shares, (ii) vote your shares by phone or the Internet, or (iii) bring a brokerage statement, written proxy from your broker, or other proof of ownership of the Company's common stock as of the Record Date with you to the Annual Meeting.

We will pass out written ballots to any shareholder entitled to vote at the Annual Meeting.

For additional information concerning the manner of proxy solicitation and voting, please see "Additional Information" on page 71 of this Proxy Statement.

MATTERS TO BE ACTED UPON

ITEM 1 - ELECTION OF DIRECTORS

INFORMATION RELATING TO DIRECTORS AND DIRECTOR NOMINEES

New Director

Ralph Scozzafava. On February 21, 2012, Ralph P. Scozzafava was appointed a Director.

Former Directors

Andrew Hall. On March 28, 2012, Andrew Hall resigned as a Director and as the Company's President and Chief Executive Officer to pursue other interests. His last day as an employee of the Company was April 12, 2012. He joined the Company in February 2006 as President and Chief Operating Officer and assumed the position of President and Chief Executive Officer in November 2008. Mr. Hall became a Director in March 2008. As he is a Named Executive Officer and was a Director, certain information concerning Mr. Hall is provided in this Proxy Statement as required by the rules of the SEC.

Cheryl Nido Turpin. To the extent required by the rules of the SEC, certain information concerning former Director Cheryl Nido Turpin, who did not stand for reelection and retired as a Director at the conclusion of the 2011 Annual Meeting, is provided in this Proxy Statement.

In General

At the Annual Meeting, seven Directors are to be elected to hold office until the 2013 Annual Meeting and until their successors have been elected and have qualified. Information concerning the seven nominees is set forth below. All of the nominees are currently Directors. The Board has determined that the following six Director nominees are Independent Directors, as independence is defined by the NYSE: Alan J. Barocas, Gabrielle E. Greene, Earl J. Hesterberg, William J. Montgoris, David Y. Schwartz and Ralph P. Scozzafava. Michael L. Glazer, the seventh Director nominee, is not an Independent Director as he is our President and Chief Executive Officer. The Board's Corporate Governance and Nominating Committee recommended those current Directors for reelection. The Board knows of no reason why any nominee may be unable to serve as a Director. If any nominee is unable to serve, the shares represented by all valid proxies will be voted for the election of such other person as the Board may nominate.

Board Composition

Nominees for Director are selected on the basis of broad experience, diversity (differences of viewpoint, professional experience, education, skill and other individual qualities and attributes that contribute to the Board's heterogeneity), wisdom, integrity, the ability to make independent analytical inquiries, an understanding of the Company's business environment, and a willingness to devote adequate time to Board duties.

Below we identify and describe the specific experience, qualifications, attributes or skills (collectively, "Director Qualifications") our Directors bring to the Board that are important in light of our business. The specific Director Qualifications that the Corporate Governance and Nominating Committee and the Board considered in each Director's re-nomination follow their individual biographies.

- *Leadership experience.* We believe that Directors with experience in significant leadership positions over an extended period, especially Chief Executive Officer ("CEO") and Chief Operating Officer ("COO") positions, provide the Company with special insights. These people generally possess extraordinary leadership qualities and the ability to identify and develop those qualities in others. They demonstrate a practical understanding of organizations, processes, strategy, risk management and the methods to drive change and growth.

- *Finance experience.* We believe that an understanding of finance and financial reporting processes is important for our Directors. The Company measures its operating and strategic performance by reference to financial targets. In addition, accurate financial reporting and vigorous auditing are critical to our success. We seek to have at least a majority of the members of our Audit Committee qualify as Audit Committee Financial Experts and we expect all of our Directors to be financially knowledgeable.

- *Industry experience.* We seek to have Directors with experience as executives, directors, consultants, professionals or other capacities in the retail industry.

- *Marketing experience.* As a retailer, marketing is critical to our success. Therefore, marketing expertise is very important to us.

- *Real estate experience*. As of the end of our 2011 Fiscal Year (January 28, 2012), we operated 813 stores in 40 states. In addition to opening new stores, the Company has continued to invest in the expansion, relocation and remodeling of its existing stores. Therefore, real estate expertise is very important to us.

- *Strategic planning*. As a retailer, strategic planning is critical to our success. Therefore, extensive experience in strategic planning as a result of various executive leadership roles is very important to us.

The following information pertains to each nominee's (i) age as of April 12, 2012, (ii) principal occupations for at least the past five years, and (iii) directorships in other public companies at any time during the past five years.

Name	Age	Positions Currently Held
Alan J. Barocas	63	Director, Chairman of the Corporate Governance and Nominating Committee
Michael L. Glazer	63	Director
Gabrielle E. Greene	51	Director
Earl J. Hesterberg	58	Director, Chairman of the Compensation Committee
William J. Montgoris	65	Director, Chairman of the Board
David Y. Schwartz	71	Director, Chairman of the Audit Committee
Ralph P. Scozzafava	53	Director

Mr. Barocas has been a Director since January 2007. Since January 1, 2011, he has been Senior Executive Vice President of Leasing at General Growth Properties, Inc. located in Chicago. From May 2006 to January 1, 2011, Mr. Barocas was the principal of Alan J. Barocas and Associates, a real estate consulting firm. From June 1981 to April 2006, he was employed by GAP, Inc. His last position with GAP, Inc. was Senior Vice President of Real Estate. He is a past Trustee of the International Council of Shopping Centers (ICSC).

Director Qualifications:

- **Leadership and Industry experience:** current Senior Executive Vice President of a large public company engaged in commercial real estate (General Growth); former Senior Vice President of Real Estate of a large public company in the retail industry (GAP); twenty-five years of experience with a large public company in the retail industry (GAP)

- **Real estate experience:** more than thirty years of real estate experience, twenty-five of which were with a large public company in the retail industry (GAP)

Mr. Glazer has been a Director since August 2001. He became our President and Chief Executive Officer on an interim basis on March 28, 2012. Prior to joining the Company as President and Chief Executive Officer, Mr. Glazer served as the President and CEO of Mattress Giant Corporation, located in Addison, Texas, a position that he has held since October 2009. From August 2005 to October 2009, he served as Managing Director of Team Neu, located in Pittsfield, Massachusetts. From May 1996 to August 2005, Mr. Glazer served as President and Chief Executive Officer of KB Toys, Inc. KB Toys, Inc. filed a petition under Chapter 11 of the Bankruptcy Code in the United States Bankruptcy Court for the District of Delaware on January 14, 2004 and emerged from Chapter 11 in August 2005. From April 1995 to January 1999, he also served as President of Big Lots, which owned KB Toys, Inc. From March 1990 to January 1995, he served as President of the Bombay Company. Mr. Glazer is a Director of CPI Corporation. He also formerly served on the boards of Brookstone and Big Lots.

Director Qualifications:

- **Leadership experience:** current President and CEO of the Company; former President and CEO of a privately held company in the retail industry with 1,000 employees (Mattress Giant); former President and CEO of three public companies in the retail industry (KB Toys, Big Lots, Bombay)

- **Industry experience:** 37 years of experience in the retail industry

Ms. Greene has been a Director since September 2010. Since 2005, she has been a General Partner of Rustic Canyon/Fontis Partners, a later-stage private equity fund investing in high growth segments of emerging domestic markets, headquartered in Pasadena, California. From 2002 to 2005, Ms. Greene was the Chief Financial Officer of Gluecode Software, Inc. headquartered in El Segundo, California. From 2000 to 2002, she was the Chief Financial Officer of Crown Services Company headquartered in Fresno, California. From 1998 to 2000, Ms. Greene was a General Partner of Black Enterprise/Greenwich Street Growth Fund headquartered in New York, New York. She also serves on the Board of Directors of Whole Foods Market, Inc., a NASDAQ listed company that pioneered the supermarket concept in health foods retailing. From September 2006 to May 2008, Ms. Greene served on the Board of Directors of Bright Horizons Family Solutions Inc., a then NASDAQ listed leading provider of workplace services for employers and families headquartered in Watertown, Massachusetts.

Director Qualifications:

- **Leadership and Audit Committee experience:** Significant board experience; serves on the board of a public company in the retail sector (Whole Foods); served on the board of another public company (Bright Horizons); significant Audit Committee experience, having served on that committee for the entirety of her board service at Bright Horizons; serves on the Audit Committee of Whole Foods and has chaired that committee for the past three years

- **Finance experience:** Extensive financial experience; former CFO of two companies, one in the retail industry (Gluecode Software) and one in the service industry (Crown Services); extensive experience in finance and investment analysis as a private equity investor

Mr. Hesterberg has been a Director since July 2010. Since April 2005, he has been the President, CEO and a Director of Group 1 Automotive, Inc., a NYSE company headquartered in Houston, Texas. From October 2004 to April 2005, Mr. Hesterberg served as Group Vice President, North America Marketing, Sales and Service for Ford Motor Company. From July 1999 to September 2004, he served as Vice President, Marketing, Sales and Service for Ford of Europe, and from 1999 until 2005, he served on the supervisory board of Ford Werke AG. Mr. Hesterberg has also served as President and Chief Executive Officer of Gulf States Toyota, an independent national distributor of new Toyota vehicles, parts and accessories. He has also held various senior sales, marketing, general management, and parts and service positions with Nissan Motor Corporation in U.S.A. and Nissan Europe, both of which are wholly-owned by Nissan Motor Co., Ltd., a global provider of automotive products and services.

- **Leadership experience:** current President, CEO and a Director of a NYSE company in the automotive retail industry with 8,400 employees (Group I Automotive); former Executive Vice President and corporate officer of a NYSE listed global automotive manufacturer (Ford Motor)

- **Industry and Marketing experience:** 37 years of sales, marketing and service experience in the automotive retail industry

Mr. Montgoris has been a Director since June 2004. He retired from The Bear Stearns Companies, Inc. in June 1999. From 1987 to 1999, Mr. Montgoris served in the following positions with Bear Stearns: Chief Operating Officer (1996 to 1999), Chief Operating Officer and Chief Financial Officer (1993 to 1996) and Chief Financial Officer (1987 to 1993). Mr. Montgoris is also a director of Carter's, Inc. and OfficeMax Incorporated. From June 1999 to March 2009, he served as a director of the Reserve Fund, a family of money market mutual funds.

Director Qualifications:

- **Leadership, Industry and Committee experience:** former COO of a leading global investment banking, securities trading and brokerage firm (Bear Stearns); member of the Audit Committee of a large public company that is the largest branded marketer in the United States of apparel exclusively for babies and young children (Carter's); member of the Audit and Compensation Committees of a large public company that is a leader in both business-to-business and retail office products distribution (OfficeMax)

- **Finance experience:** accounting background; Certified Public Accountant; former CFO of a leading global investment banking, securities trading and brokerage firm (Bear Stearns)

Mr. Schwartz has been a Director since July 2007. Since June 1997, Mr. Schwartz has been a business advisor and consultant to various companies principally in the retail, distribution and services industries. Prior to that, Mr. Schwartz spent thirty-five years with Arthur Andersen, LLP, from which he retired as a Senior Partner in June 1997. While at Arthur Andersen, he served clients in various industries, primarily retailing, distribution and communications. Mr. Schwartz is also a director of Walgreen Co. and Foot Locker, Inc. He retired as a director of True Value Company in April 2011.

Director Qualifications:

- **Leadership, Industry and Audit Committee experience:** member of the Board of Directors of two large companies in the retail industry (Walgreen, Foot Locker); Chairman of the Audit Committee of a public company in the retail industry (Walgreen) and former Chairman of the Audit Committee of a private company in the wholesale distribution industry; Chairman of the Finance and Strategic Planning Committee of a large public company in the retail industry (Foot Locker)

- **Finance experience:** Certified Public Accountant; former partner with Arthur Andersen (partner in charge of Retail Industry Program and Managing Partner of the Chicago office's Attest and Business Consulting Practice)

Mr. Scozzafava was appointed a Director on February 21, 2012. Since January 2008, he has served as Chief Executive Officer of Furniture Brands International, Inc. ("Furniture Brands"), a NYSE company headquartered in St. Louis, Missouri. Mr. Scozzafava has served as Chairman of the Board of Furniture Brands since May 2008 and as a director since June 2007. From June 2007 to January 2008, he served as Vice Chairman and Chief Executive Officer —designate of Furniture Brands. From 2001 until June 2007, he was employed at Wm. Wrigley Jr. Company, where he held several positions, most recently, serving as Vice President — Worldwide Commercial Operations from March 2006 to June 2007, and as Vice President & Managing Director — North America/Pacific from January 2004 to March 2006. Mr. Scozzafava was employed at Campbell Soup Company from 1996 to 2000, where he held various senior executive level positions.

Director Qualifications:

- **Leadership experience:** current CEO and Chairman of the Board of a NYSE company that ranks as one of the top United States makers of residential furniture (Furniture Brands)

- **Strategic planning:** strong background in operations and consumer goods, with extensive experience in strategic planning through various executive leadership roles (Furniture Brands, Wrigley, Campbell Soup)

Your Board of Directors recommends a vote FOR each nominee for Director.

INFORMATION RELATING TO THE BOARD OF DIRECTORS AND COMMITTEES

In General

Our business is managed under the direction of our Board. Our Board currently consists of seven Directors. Members of our Board are kept informed of our business through discussions with our CEO and other officers, by reviewing materials provided to them, by visiting our offices, stores and distribution centers, and by participating in meetings of the Board and its Committees.

Corporate Governance

Board Leadership Structure. Our CEO does not serve as the Chairman of our Board. We believe that this leadership structure is appropriate for the Company because while it allows the CEO to speak for and lead the Company and communicate with other members of senior management, it provides for effective oversight by our Board, all of whose members are independent with the exception of Mr. Glazer, and all of whom are highly qualified and experienced and, other than Mr. Glazer, exercise a strong independent oversight function. This oversight function is enhanced by the fact that all of the Board's standing committees—Audit, Compensation, and Corporate Governance and Nominating—are comprised entirely of Independent Directors.

The Board's Role in Risk Oversight. The Board's role in the risk oversight of the Company is administered directly and through its standing committees as follows:

- The Audit Committee has primary responsibility for financial oversight. In that regard, the Audit Committee's purpose is to assist in the Board's oversight of (i) the integrity of the Company's financial statements, (ii) the Company's compliance with legal and regulatory requirements, (iii) the Company's independent auditor's qualifications, independence and work, and (iv) the performance of the Company's internal audit function and independent auditors. The Audit Committee acts independently as authorized and assists the Board in fulfilling its oversight responsibilities by reviewing certain financial information that is provided to the Board and others, the internal control structure, the audit process, and the adherence to applicable laws and regulations. Considering the size and complexity of the Company, the Committee must apply reasonable materiality standards to all of its activities. In addition, the Audit Committee has certain responsibilities with respect to our compliance program. For additional information, please see "Information Relating to the Board of Directors and Committees—Audit Committee" on page 11 of this Proxy Statement and "Item 4—Ratification of the Selection of Deloitte & Touche LLP as Independent Registered Public Accounting Firm for Fiscal 2012—Audit Committee Report" on page 68 of this Proxy Statement.

- The Compensation Committee considers the risks associated with our compensation policies and practices for all employees, including non-executive officers, to ensure that they do not create risks that are reasonably likely to have a material adverse affect on the Company. For additional information, please see "Information Relating to the Board of Directors and Committees—Compensation Committee" on page 11 of this Proxy Statement.

- The Corporate Governance and Nominating Committee assists the Board in fulfilling its corporate governance and oversight responsibilities by reviewing corporate governance issues that may be brought before the Board, by exercising oversight over the Company's Corporate Governance Guidelines, by recommending qualified individuals for nomination as Directors and reviewing their performance, and by reviewing applicable laws and regulations related to corporate governance matters. For additional information, please see "Information Relating to the Board of Directors and Committees—Corporate Governance and Nominating Committee" on page 9 of this Proxy Statement.

- The Board is kept abreast of its Committees' risk oversight and other activities via reports of each Committee Chairman to the full Board. These reports are presented at every regular Board meeting and include discussions of Committee agenda topics, including matters involving risk oversight.

- Members of management who supervise the day-to-day risk management responsibilities periodically provide reports to the Board as a whole and to the Committees if requested.

The Board considers specific risk topics, including risks associated with our strategic plan, our capital structure and our development activities. In addition, the Board receives detailed regular reports from the members of our senior management team, which consists of the heads of our principal business and corporate functions—that include discussions of the risks and exposures involved in their respective areas of responsibility. These reports are provided in connection with regular Board meetings and are discussed, as necessary, at Board meetings. Further, the Board is routinely informed of developments affecting the Company that could affect our risk profile or other aspects of our business.

Director Independence. Six of our seven Directors are Independent Directors, as independence is defined by the NYSE. One of our Directors is not an Independent Director by virtue of the fact that he is our President and CEO (Michael Glazer). All members of the Board's Audit, Compensation, and Corporate Governance and Nominating Committees are Independent Directors. Members of the Audit Committee must also satisfy, and they do satisfy, a separate SEC independence requirement, which provides that they may not accept directly or indirectly any consulting, advisory or other compensatory fee from us or any of our subsidiaries other than their Directors' compensation.

Corporate Governance Guidelines. The Board has adopted written Corporate Governance Guidelines (the "Governance Guidelines") to assist it in the exercise of its corporate governance responsibilities. The purpose of the Governance Guidelines is to provide a structure within which our Directors and our management can monitor the effectiveness of policy and decision making both at the Board and management level, with a view to enhancing shareholder value over the long term. The Governance Guidelines are available on our website at www.stagestoresinc.com. They can be accessed by clicking "Investor Relations", then "Corporate Governance", and then "Corporate Governance Guidelines."

Code of Ethics for Senior Officers. In order to promote ethical conduct in the practice of financial management throughout the Company, the Board has adopted a Code of Ethics for Senior Officers (the "Code"). We believe that in addition to the CEO, the Chief Operating Officer, the Chief Financial Officer and the Controller each holds an important and elevated role in corporate governance. The Code is designed to deter wrongdoing and provides principles to which our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions are expected to adhere and advocate. These principles embody rules regarding individual and peer responsibilities, as well as responsibilities to the shareholders, the public and others who have a stake in our continued success. The Code is available on our website at www.stagestoresinc.com. It can be accessed by clicking "Investor Relations", then "Corporate Governance", and then "Code of Ethics for Senior Officers." We intend to disclose future amendments to certain provisions of the Code, or waivers of such provisions granted to Directors and executive officers, if any, on our website within four business days following the date of such amendment or waiver or as otherwise may be required by the SEC.

Code of Ethics and Business Conduct. The Board has also adopted a Code of Ethics and Business Conduct (the "Code of Ethics"), which is the basic set of policies and procedures governing the behavior of all Directors, executive officers, and other employees of the Company (each employee an "Associate" and collectively the "Associates") in conformance with Section 303A.10 of the NYSE Listed Company Manual. It is our policy to adhere to the highest standards of business ethics in all our business activities. When Associates are engaged in any activity concerning the Company, our customers, competitors, suppliers, other Associates, shareholders or the general public, they must maintain standards of uncompromising integrity and conduct themselves in a professional manner with a positive, supportive attitude about the Company. The Code of Ethics is available on our website at www.stagestoresinc.com. It can be accessed by clicking "Investor Relations", then "Corporate Governance", and then "Code of Ethics and Business Conduct." We intend to disclose future amendments to certain provisions of the Code of Ethics, or waivers of such provisions granted to Directors and executive officers, if any, on our website within four business days following the date of such amendment or waiver or as otherwise may be required by the NYSE or the SEC.

Non-Accounting Complaints. We have established procedures to enable anyone who has a concern about a violation of the Code of Ethics or any other Company policy to report that concern through normal Company channels or anonymously. An Anonymous Ethics Hotline is maintained by an independent third party and is available 24 hours a day, 7 days a week.

Accounting Complaints. The Audit Committee has established procedures for (i) the receipt, retention and treatment of complaints regarding accounting, internal accounting controls, or auditing matters, and (ii) the confidential, anonymous submission by our employees of concerns regarding questionable accounting or auditing matters. These procedures, which are incorporated into the Code of Ethics, (i) set forth a statement about our commitment to comply with the laws; (ii) encourage employees to inform us of conduct amounting to a violation of the applicable standards; (iii) describe prohibited conduct; (iv) set forth compliance procedures that employees can easily use, including making anonymous complaints; and (v) provide assurances that there will be no retaliation for reporting suspected violations.

Policy on Poison Pills. The term "Poison Pill" refers to a type of shareholder rights plan that some companies adopt to provide an opportunity for negotiation during a hostile takeover attempt. The Board has not adopted a Poison Pill. However, as we are a Nevada corporation, our Articles of Incorporation provide that we have expressly elected to be governed by Chapter 78 of the Nevada Revised Statutes ("NRS") with respect to the acquisition of a controlling interest in the Company. NRS 78 provides that a person who seeks to acquire a "Controlling Interest" (20% or greater) in a Nevada corporation will only obtain such voting rights in the shares acquired (the "Control Shares") as are granted by a vote of the holders of a majority of the remaining voting power of the Company at a special or annual meeting of the shareholders. In addition, NRS 78 provides that the Company may redeem not less than all of the Control Shares at the average price of the Control Shares if the Control Shares are not granted full voting rights by the shareholders.

Attendance at Board, Committee and Annual Meetings

Board Meetings. The Board held four regular meetings and three special meetings during our 2011 Fiscal Year. During our 2011 Fiscal Year, no current Director attended fewer than 75% of the aggregate of the total number of meetings of the Board and of meetings held by committees of the Board on which he or she was a member during the time he or she was a Director. In addition to regularly scheduled meetings, a number of Directors were involved in numerous informal meetings with management, offering valuable advice and suggestions on a broad range of corporate matters.

Executive Sessions (Meetings of Independent Directors). As described in the Governance Guidelines, the Independent Directors meet in regularly scheduled executive sessions without employees and non-Independent Directors present.

Annual Meeting. It is the Board's policy that Directors should attend our annual meeting of the shareholders absent exceptional cause. Last year, all Directors attended the annual meeting of shareholders except for Mr. Scozzafava, who was not a Director at the time.

Standing Committees

The Board has the following standing committees: Corporate Governance and Nominating, Audit and Compensation. Each committee operates under a written charter that is periodically reviewed by the respective committee and the Corporate Governance and Nominating Committee. The following table provides information concerning the independence of our Directors and the membership of each committee.

Director	Board	Corporate Governance and Nominating Committee	Audit Committee	Compensation Committee
Mr. Barocas (I)	X	X(C)	X	X
Mr. Glazer (1)	X			
Ms. Greene (I)	X	X	X (ACFE)	
Mr. Hesterberg (I)	X	X		X (C)
Mr. Montgoris (I)	X (C)		X (ACFE)	
Mr. Schwartz (I)	X	X	X (C)(ACFE)	
Mr. Scozzafava (I)	X	X		X

(I)   The Director is an Independent Director.

(C)   The Director is the Chairman.

(ACFE) The Director is an Audit Committee Financial Expert.

(1)   Mr. Glazer was the Chairman of the Corporate Governance and Nominating Committee and a member of the Compensation Committee during all of Fiscal 2011 and until March 28, 2012, at which time he became employed by the Company as our President and Chief Executive Officer on an interim basis. Since as an employee he is no longer deemed to be independent, as that term is defined by the NYSE and our Corporate Governance Guidelines, Mr. Glazer resigned from the Corporate Governance and Nominating Committee and the Compensation Committee effective March 28, 2012.

Corporate Governance and Nominating Committee

In General. The members of the Corporate Governance and Nominating Committee are Alan Barocas (Chairman), Gabrielle Greene, Earl Hesterberg, David Schwartz and Ralph Scozzafava, all of whom are Independent Directors. The Committee's primary purposes are (i) to develop, maintain and review the Governance Guidelines and propose changes to the Governance Guidelines as corporate governance developments warrant, (ii) to consider any Director candidates recommended by shareholders, (iii) to identify, recruit and recommend potential candidates for nomination as Directors to the Board consistent with criteria approved by the Board, and to nominate Directors for membership on Board committees, (iv) to evaluate the overall performance of the Board, the committees of the Board, the Directors and management, and (v) to report annually to the Board on the status of the Chief Executive Officer's succession plan. The Committee assists the Board in fulfilling its corporate governance and oversight responsibilities by reviewing corporate governance issues that may be brought before the Board, by exercising oversight over the Governance Guidelines, by recommending qualified individuals for nomination as Directors and reviewing their performance, and by reviewing applicable laws and regulations related to corporate governance matters. Annually, the Committee evaluates the overall performance of the Board and the Governance Guidelines. Periodically, the Committee reviews the compensation paid to the Directors. An annual performance evaluation of the Committee is conducted by the Board and the members of the Committee. The Committee met four times during our 2011 Fiscal Year.

Corporate Governance and Nominating Committee Charter. The Corporate Governance and Nominating Committee's Charter is posted on our website at www.stagestoresinc.com. It can be accessed by clicking "Investor Relations", then "Corporate Governance", and then "CG&NC Charter".

Evaluation of the Chairman, the Board, Board Committees and Individual Directors. The Corporate Governance and Nominating Committee is responsible for establishing the evaluation criteria and implementing the process for the annual evaluation of the Chairman, the Board, the Board Committees and the individual Directors. Each Director annually evaluates the Chairman, the Board, the Board Committees and the other Directors. With respect to the Chairman, the Board and the Board Committees, the evaluations are of their overall performance as a whole and the Committee considers specific areas in which the Directors believe a better contribution could be made. The results of the evaluations of the Chairman, the Board and the Board Committees are reported to the entire Board by the Chairman. With respect to the evaluation of individual Directors, the purpose of the evaluation is to increase the corporate governance effectiveness of the Board, not to target individual Directors. The results of the individual Director evaluations are communicated to the respective Directors by the Chairman or his designee and, in the case of the Chairman, by outside counsel.

Evaluation of the Guidelines, Committee Charters, Corporate Governance Policies and Related Party Transactions. With input from the other Directors, the Corporate Governance and Nominating Committee reports annually to the Board on its evaluation of the Governance Guidelines, the Committee charters, any other corporate governance policies, and any related party transactions (transactions involving the Company and any executive officer, Director, employee or their affiliates and immediate family members).

Director Qualifications; Process for Identifying and Evaluating Nominees. Nominees for Director must possess the following minimum qualifications: broad experience, diversity (differences of viewpoint, professional experience, education, skill and other individual qualities and attributes that contribute to the Board's heterogeneity), wisdom, integrity, the ability to make independent analytical inquiries, an understanding of our business environment, and a willingness to devote adequate time to Board duties. The Corporate Governance and Nominating Committee is responsible for assessing the appropriate balance of skills and qualifications required of Directors. In identifying and evaluating nominees for Director, including nominees recommended by shareholders, the Corporate Governance and Nominating Committee will implement such processes as it deems appropriate including, in its sole discretion, retaining a third party or third parties to identify or evaluate or assist in identifying or evaluating potential nominees. However, at a minimum, each nominee for Director must (i) meet the minimum qualifications set forth above, (ii) have at least one interview with the Corporate Governance and Nominating Committee and with any other Board member who requests an interview, and (iii) complete and sign a Director and Executive Officer Questionnaire in a form deemed appropriate by the Board prior to his or her nomination to the Board. Each Director must no less than annually complete and sign a Director and Executive Officer Questionnaire in a form deemed appropriate by the Board. In the event any information contained on a Director's most recent Director and Executive Officer Questionnaire becomes incomplete or inaccurate, it is the responsibility of the Director to provide complete and accurate information to the Corporate Governance and Nominating Committee within thirty days. When formulating its Director recommendations, the Committee will also consider any advice and recommendations offered by our CEO and any other members of the Board.

Diversity. The Board endeavors to have a Board representing a range of experience in business and in other areas that are relevant to the Company's activities. The goal of the Corporate Governance and Nominating Committee is to achieve a Board that, as a whole, provides effective oversight of the management and business of the Company through, among other things, diversity (differences of viewpoint, professional experience, education, skill and other individual qualities and attributes that contribute to the Board's heterogeneity). This policy with respect to the consideration of diversity in identifying Director nominees is implemented, and its effectiveness assessed, annually by both the Board and the Corporate Governance and Nominating Committee as part of the Director nomination process.

Consideration of Shareholder Nominees. When formulating its Director recommendations, the Corporate Governance and Nominating Committee will also consider any written recommendations received from our shareholders identifying the nominee and stating his or her qualifications. The Committee evaluates all nominees for Director in the same manner regardless of the source of the recommendation. For the Annual Meeting of Shareholders in 2013, recommendations for Director nominees must be submitted in writing by Friday, December 28, 2012 to the Corporate Governance and Nominating Committee, c/o Edward J. Record, Secretary, Stage Stores, Inc., 10201 Main Street, Houston, Texas 77025, and must include the names of such nominees, together with their qualifications for service as a Director of the Company.

Succession Planning. The Governance Guidelines require (i) the Corporate Governance and Nominating Committee to make an annual report to the Board on emergency as well as expected CEO succession planning and (ii) the CEO to prepare, on a continuing basis, a short-term succession plan which delineates a temporary delegation of authority to certain officers of the Company, if all or a portion of the executive officers of the Company should unexpectedly become unable to perform their duties. The short-term succession plan will be in effect until the Board has the opportunity to consider the situation and take action, when necessary.

Consultants. The Corporate Governance and Nominating Committee has the authority to retain, from time to time and at our expense, search firms and other consultants to assist it in identifying and recruiting potential directors for nomination, in evaluating director compensation, and to otherwise carry out its responsibilities and duties and to approve the search firm or other consultant's fees and other retention terms.

Engagement of Compensation Consultant-Director Compensation. The Corporate Governance and Nominating Committee (i) has the authority to retain, from time to time and at our expense, a professional compensation consulting firm to review our Director compensation program, and (ii) has selected and engaged Hay Group, a leading human resource and compensation consulting firm, as its independent consultant to advise it on Director compensation. Likewise, the decision to retain a consultant is at the sole discretion of the Corporate Governance and Nominating Committee and the consultant works at the direction of the Corporate Governance and Nominating Committee. Since 2005, Hay Group has been engaged from time to time by both the Corporate Governance and Nominating Committee and management for professional compensation consulting with respect to compensation of our Directors.

Compensation of Directors; Role of Compensation Consultant in Determining or Recommending the Amount or Form of Director Compensation. It is the responsibility of our Corporate Governance and Nominating Committee to recommend to our Board alternative forms of Director compensation. Our management reports at least once a year to the Corporate Governance and Nominating Committee on the status of our Director compensation in relation to the compensation of directors of our Peer Group. With the assistance of Hay Group as its compensation consultant, the Corporate Governance and Nominating Committee periodically evaluates Director compensation to ensure that our Directors are compensated in a manner consistent with those of our Peer Group. Changes in Director compensation, if any, are recommended by the Corporate Governance and Nominating Committee, but must be approved by our Board after a full discussion.

The nature and role of Hay Group's assignment with respect to Director compensation and its interaction with the Chairman of the Corporate Governance and Nominating Committee is essentially the same as it is with the Compensation Committee in the case of executive officer compensation. However, Hay Group only attends meetings of the Corporate Governance and Nominating Committee that involve Director compensation, which is generally one meeting a year.

Audit Committee

In General. The members of the Audit Committee are David Schwartz (Chairman), Alan Barocas, Gabrielle Greene and William Montgoris, all of whom are Independent Directors. The Committee's primary purposes are to (i) assist Board oversight of (a) the integrity of the Company's financial statements, (b) the Company's compliance with legal and regulatory requirements, (c) the Company's independent auditor's qualifications and independence, and (d) the performance of the Company's internal audit function and independent auditors, and (ii) prepare an Audit Committee Report as required by the SEC to be included in the Company's annual proxy statement. The Committee's primary responsibilities and duties are (i) to monitor the integrity of our financial process and systems of internal controls regarding finance, accounting and legal compliance, (ii) to select, retain, terminate, determine compensation and oversee the work of our independent registered public accounting firm, (iii) to ensure the independence and monitor the performance of our independent registered public accounting firm and the performance of our internal auditing department, (iv) to provide an avenue of communication between our independent registered public accounting firm and our internal auditing department, and (v) to provide an avenue of communication among our independent registered public accounting firm, our management, our internal auditing department and the Board. An annual performance evaluation of the Audit Committee is conducted by the Board and the members of the Committee. The Committee met eleven times during our 2011 Fiscal Year.

Authority to Engage Advisors and to Conduct Independent Investigations. The Audit Committee has the authority to engage, at the Company's expense, independent counsel and other advisers it determines necessary to carry out its duties. The Committee has the authority to conduct any investigation appropriate to fulfilling its responsibilities and duties, and it has direct access to our independent registered public accounting firm as well as anyone in the Company.

Audit Committee Charter. The Audit Committee's Charter is available on our website at www.stagestoresinc.com. It can be accessed by clicking "Investor Relations", then "Corporate Governance", and then "Audit Committee Charter."

Audit Committee Financial Expert. The Board has determined that Ms. Greene and Messrs. Montgoris and Schwartz are Audit Committee Financial Experts, as that term is defined by the SEC.

Audit Committee Report. The Audit Committee Report is on page 68 of this Proxy Statement.

Compensation Committee

In General. The members of our Compensation Committee are Earl Hesterberg (Chairman), Alan Barocas and Ralph Scozzafava, all of whom are Independent Directors. The primary purpose of the Compensation Committee is to administer the cash salary, bonus and other incentive compensation programs for the current and future executive officers of the Company. In addition, the Committee's purposes include the following: (i) review and approve corporate goals and objectives relevant to CEO compensation, evaluate the CEO's performance in light of those goals and objectives and, either as a committee or together with the other Independent Directors, determine and approve the CEO's compensation level based on this evaluation, (ii) make recommendations to the Board with respect to non-CEO executive officer compensation and incentive-compensation and equity-based plans that are subject to Board approval, and (iii) prepare a Compensation Committee Report and/or such other disclosure as may be required by applicable SEC rules or regulations.

An annual performance evaluation of the Compensation Committee is conducted by the Board and the members of the Committee. The Committee met seven times during our 2011 Fiscal Year.

Compensation Committee Charter. The Compensation Committee's Charter is available on our website at www.stagestoresinc.com. It can be accessed by clicking "Investor Relations", then "Corporate Governance", and then "Compensation Committee Charter."

Compensation Committee Report. The Compensation Committee Report is on page 39 of this Proxy Statement.

Compensation and Compensation Principles. For a discussion of executive officer compensation and compensation principles, please see "Compensation of Directors and Executive Officers-Compensation Discussion and Analysis" and the compensation tables and narrative discussions that follow beginning on page 19 of this Proxy Statement.

Processes and Procedures for Executive Officer Compensation. The primary responsibilities and duties of the Compensation Committee are as follows: (i) review and evaluate the performance and approve the compensation of our executive officers, (ii) review and approve the terms and conditions of written employment agreements for our executive officers, (iii) provide oversight of all cash compensation, equity compensation, benefits and perquisites for the entire officer population, (iv) review and monitor equity incentive plans as well as any pension, profit sharing and benefit plans, (v) oversee the Company's compensation policies and practices for all employees, including non-executive officers, so that they do not create risks that are reasonably likely to have a material adverse affect on the Company, and (vi) oversee the Board's annual performance evaluation of our CEO using a process consistent with that set forth in the Governance Guidelines.

The Compensation Committee meets as frequently as circumstances require, but typically meets at least four times per year. Each meeting held in-person allows time for an executive session in which the Committee and others specifically requested by the Committee (such as outside consultants) have an opportunity to directly discuss all executive compensation issues without the presence of management. The Committee reviews compensation analyses prepared by an independent compensation consultant and by management and assesses program design and recommendations for individual executives against these strategies. The Committee recommends our CEO's compensation to the Board, reviews and discusses recommendations for other senior executives with our CEO and recommends final pay packages to the Board. The Committee also reviews overall program design and total costs compared to approved strategies.

The Compensation Committee believes that having the input of management is important to the overall effectiveness of our executive compensation program. Our CEO and our Executive Vice President, Human Resources ("EVP Human Resources") are the primary representatives of management who interact with the Committee. The Committee seeks input from our CEO and our EVP Human Resources regarding the performance of our executive team and individual compensation levels (within parameters approved by the Committee) and also seeks recommendations on various executive compensation awards (e.g., new hire equity grants). In addition, our CEO and our EVP Human Resources regularly attend Committee meetings (except for executive sessions) to participate in the presentation of materials and discussion of management's point of view regarding compensation issues.

Our CEO is not permitted to be present during deliberations and voting regarding his compensation. While our CEO may be present during deliberations and voting on the compensation of other executive officers, our CEO may not vote on their compensation.

All base salary, bonus compensation and equity awards, regardless of the amount and the number of shares, at the Executive Vice President level and above must be approved by the Board. The Board has granted our CEO the authority (i) to determine and modify, in his discretion, the base salary and bonus compensation of employees of the Company other than executive management (Executive Vice Presidents and above) subject to a maximum base salary of $400,000 and a maximum bonus target of 50% with respect to any single employee in any single calendar year, and (ii) to award up to 5,000 Performance Shares, SARs, shares of Restricted Stock, Stock Options or any other equity awards permitted under our Amended and Restated 2001 Equity Incentive Plan, our Second Amended and Restated 2008 Equity Incentive Plan, or other equity incentive plan approved by the Company's shareholders to any single employee in any single calendar year other than executive management.

Authority to Engage Compensation Consultants-Executive Officer Compensation. The Compensation Committee has the authority, in its sole discretion, to retain, from time to time and at the Company's expense, a professional compensation consulting firm to review our executive officer compensation program, including, but not limited to, a review of our "performance based" compensation programs in light of Section 162(m) of the Internal

Revenue Code, and to approve the consulting firm's fees and other retention terms. For a discussion of Section 162(m), please see "Tax, Accounting and Other Implications-Deductibility of Executive Compensation" on page 38 of this Proxy Statement.

The Committee is directly responsible for the appointment, compensation and oversight of the work of any compensation consultant retained by the Committee. The decision to retain a compensation consultant is at the sole discretion of the Committee and the compensation consultant works at the direction of the Committee. The Committee has selected and retained Hay Group as its independent compensation consultant to advise it on executive compensation. Since 2005, Hay Group has been engaged from time to time by both the Committee and management for professional compensation consulting with respect to compensation of the Company's executive officers.

Review of Compensation Consultant Arrangements. In September 2011, the Compensation Committee and the Board reviewed the then existing compensation consultant arrangements. A general discussion was held concerning whether the Board, by and through the Compensation Committee with respect to executive officer compensation and related matters (e.g., comparator data, the Compensation Discussion and Analysis in the Company's proxy statements and interactions with proxy advisory companies) and by and through the Corporate Governance and Nominating Committee with respect to Director compensation, on the one hand, and the Company, by and through management with respect to the compensation of other officers, on the other hand, should retain the services of separate compensation consultants and, if so, who those compensation consultants should be. The Board reviewed management's approach to hiring its compensation consultant as well as the roles, responsibilities, requirements (including timing) and the costs of compensation consultants.

Based upon the recommendation of the Compensation Committee, the Board determined and directed that the Board, by and through the Compensation Committee with respect to executive officer compensation and related matters, such as those described in the previous paragraph, and by and through the Corporate Governance and Nominating Committee with respect to Director compensation, on the one hand, and the Company, by and through management with respect to the compensation of other officers, on the other hand, should retain the services of separate compensation consultants and that (i) the Board and its Committees should retain the services of Hay Group and (ii) the Company should retain the services of another compensation consultant as needed. However, the Board determined that the Company should continue to participate in the Hay Group annual compensation survey, as it has for many years, since Hay Group may need this information in its work for the Board and for Board Committees.

Role of Compensation Consultant in Determining or Recommending the Amount or Form of Executive Officer Compensation. On an annual basis, Hay Group prepares competitive pay analyses regarding both our peer group of companies, as identified on page 25 of this Proxy Statement (the "Peer Group"), and the broader market; it provides information on our performance compared to the Peer Group and to our performance group of companies, as identified on page 25 of this Proxy Statement (the "Performance Group"); and it advises the Compensation Committee on the level and design of compensation programs for our executive officers.

The Chairman of the Compensation Committee works directly with Hay Group to determine the scope of the work needed to assist the Committee in its decision making processes. When requested, Hay Group attends Committee and Board meetings and the Committee's executive sessions to present and discuss market data and program design alternatives, and to provide advice and counsel regarding decisions facing the Committee. Occasionally, Hay Group also meets individually with the Chairman of the Committee prior to Board meetings to discuss findings and issues. In addition, with the agreement and approval of the Committee, Hay Group works with our management team on broad-based compensation design and issues and links them to our overall executive compensation strategy. The Committee does not believe that the work of Hay Group has raised any conflict of interest.

Authority to Engage Independent Legal Counsel and Other Advisers. The Compensation Committee has the authority, in its sole discretion, to retain, from time to time and at the Company's expense, independent legal counsel and other advisers. The Committee is directly responsible for the appointment, compensation and oversight of the work of any independent legal counsel and other advisers retained by the Committee.

Compensation Committee Interlocks and Insider Participation. None of the members of the Compensation Committee has ever been an officer or an employee of the Company or its subsidiaries. None of our executive officers has ever served on any board of directors with any of our Directors other than on our Board in the case of Mr. Glazer, our President and CEO.

Shareholder and Other Interested Party Communications with the Board

In General. Shareholders and other interested parties may send written communications to the Board and, if applicable, to individual Directors, including the Independent Directors, by mail, facsimile or courier to our principal executive offices. All correspondence that we receive will be relayed to the Board or, if applicable, to the individual Director. Communications should be addressed in care of Edward Record, Secretary, Stage Stores, Inc., 10201 Main Street, Houston, Texas 77025, or sent by facsimile to Mr. Record at (713) 669-2709.

Deadline for Shareholder Proposals for Inclusion in Next Year's Proxy Statement. Shareholder proposals intended to be presented at the 2013 Annual Meeting of Shareholders and included in our proxy statement and form of proxy relating to that meeting pursuant to Rule 14a-8(e) under the Securities Exchange Act of 1934 must be received in writing by us at our principal executive offices by Friday, December 28, 2012. Proposals should be addressed to Edward Record, Secretary, Stage Stores, Inc., 10201 Main Street, Houston, Texas 77025.

Other Shareholder Proposals for Presentation at Next Year's Annual Meeting. For any shareholder proposal that is not submitted to us for inclusion in next year's proxy statement, but is instead sought to be presented by the shareholder directly at the 2013 Annual Meeting, Rule 14a-4(c) under the Securities Exchange Act of 1934 permits management to vote proxies in its discretion if we: (i) receive written notice of the proposal before the close of business on Wednesday, March 13, 2013, and advise shareholders in the 2013 Proxy Statement about the nature of the matter and how management intends to vote on the matter, or (ii) do not receive written notice of the proposal before the close of business on Wednesday, March 13, 2013. Notices of intention to present proposals at the 2013 Annual Meeting should be addressed to Edward Record, Secretary, Stage Stores, Inc., 10201 Main Street, Houston, Texas 77025.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

Security Ownership of Certain Beneficial Owners

The following table provides information regarding beneficial ownership of our common stock by any person or entity known by us to be the beneficial owner of more than five percent (5%) of our outstanding common stock as of April 12, 2012. As of April 12, 2012, there were 30,658,294 shares of our common stock outstanding.

Name and Address	Number of Shares Beneficially Owned	Percent of Class	
Wellington Management Company, LLP 280 Congress Street Boston, MA 02210	4,189,910	13.77%	(1)
Dimensional Fund Advisors LP Palisades West, Building One 6300 Bee Cave Road Austin, TX 78746	2,976,873	9.78%	(2)
BlackRock, Inc. 40 East 52nd Street New York, NY 10022	2,370,171	7.79%	(3)
Advisory Research, Inc. 180 N. Stetson Chicago, IL 60601	2,274,405	7.47%	(4)
The Vanguard Group, Inc. 100 Vanguard Blvd. Malvern, PA 19355	1,802,585	5.92%	(5)
Columbia Management Investment Advisers, LLC 225 Franklin St. Boston, MA 02110	1,658,199	5.45%	(6)

_____

(1)   The information is based on the Schedule 13G/A filed with the SEC on February 14, 2012 by Wellington Management Company, LLP reporting on beneficial ownership as of December 31, 2011. According to the filing, the reporting person has shared voting power with respect to 3,093,435 shares and shared investment power with respect to 4,189,910 shares.

(2)   The information is based on the Schedule 13G/A filed with the SEC on February 14, 2012 by Dimensional Fund Advisors LP reporting on beneficial ownership as of December 31, 2011. According to the filing, the reporting person has sole voting power with respect to 2,917,372 shares and sole investment power with respect to 2,976,873 shares.

(3)   The information is based on the Schedule 13G/A filed with the SEC on February 10, 2012 by BlackRock, Inc. reporting on beneficial ownership as of December 31, 2011. According to the filing, the reporting person has sole voting power with respect to 2,370,171 shares and sole investment power with respect to 2,370,171 shares.

(4)   The information is based on the Schedule 13G filed with the SEC on February 14, 2012 by Piper Jaffray Companies reporting on beneficial ownership as of December 31, 2011. According to the filing, the reporting person has sole voting power with respect to 2,274,405 shares and sole investment power with

respect to 2,274,405 shares. Advisory Research, Inc. is a wholly-owned subsidiary of Piper Jaffray Companies.

(5) The information is based on the Schedule 13G/A filed with the SEC on February 8, 2012 by The Vanguard Group, Inc. reporting on beneficial ownership as of December 31, 2011. According to the filing, the reporting person has sole voting power with respect to 48,239 shares, sole investment power with respect to 1,754,346 shares and shared investment power with respect to 48,239 shares.

(6) The information is based on the Schedule 13G filed with the SEC on February 13, 2012 by Ameriprise Financial, Inc. reporting on beneficial ownership as of December 31, 2011. According to the filing, the reporting person has shared voting power with respect to 977,410 shares and shared investment power with respect to 1,658,199 shares. Columbia Management Investment Advisers, LLC is a wholly-owned subsidiary of Ameriprise Financial, Inc.

Security Ownership of Management

The following table provides information regarding the beneficial ownership of our common stock by each Named Executive Officer listed in the 2011 Summary Compensation Table and each of our Directors, as well as the number of shares beneficially owned by all of our Directors and executive officers as a group as of April 12, 2012, unless otherwise indicated by footnote. Other than in the case of Mr. Glazer, as footnoted, none of the shares are pledged as security. As of April 12, 2012, there were 30,658,294 shares of our common stock outstanding. The table also provides information about stock options exercisable within 60 days and Deferred Stock Units ("DSUs") credited to the accounts of each Director and Named Executive Officer under various compensation plans. Unless otherwise indicated by footnote, individuals have sole voting and investment power.

Name	Common Stock	Restricted Stock (1)	Stock Options/SARS Exercisable Within 60 Days	Deferred Stock Units (2)	Percent of Class	
Andrew T. Hall (3)	133,495	86,000	503,125	-	2.3	%
Oded Shein	864	21,725	-	-	(4)	
Richard A. Maloney (5)	22,065	66,700	147,500	-	(4)	
Edward J. Record	61,312	70,775	234,312	-	1.2	%
Steven L. Hunter	7,882	20,966	37,462	-	(4)	
Alan J. Barocas	34,649	14,908	-	-	(4)	
Michael L. Glazer	88,853 (6)	14,908	16,875	-	(4)	
Gabrielle E. Greene	1,021	10,042	-	-	(4)	
Earl J. Hesterberg	6,152	10,433	-	-	(4)	
William J. Montgoris	32,762	14,908	50,625	-	(4)	
David Y. Schwartz	16,480	14,908	10,258	11,015	(4)	
Ralph P. Scozzafava	-	3,412	-	-	(4)	
All Directors and Executive Officers as a group (15 persons)	466,126	415,264	1,102,569	11,015	6.2	%

(1) Reflects unvested Restricted Stock which was granted under our Amended and Restated 2001 and Second Amended and Restated 2008 Equity Incentive Plans.

(2) DSUs are held under our 2003 Amended and Restated Non-Employee Director Equity Compensation Plan. Each DSU is equal in value to a share of our stock, but does not have voting rights. Individuals do not have investment power with respect to DSUs. The number of DSUs credited to a Director's account will be adjusted, as appropriate, to reflect any stock split, any dividend paid in cash and any dividend payable in shares of our stock. At the election of the Director upon termination of his or her service as a Director, the DSUs will be distributed to the Director either (i) in cash, or (ii) in shares of our stock.

(3) Stock ownership for Mr. Hall reflects direct holdings as of March 28, 2012, the date of his resignation as President, Chief Executive Officer and a Director of the Company, along with restricted stock and SARs exercisable within 60 days of such date.

(4) Ownership is less than one percent of our outstanding common stock.

(5) Stock ownership for Mr. Maloney reflects direct holdings as of January 30, 2012, the date of his resignation as Chief Merchandising Officer of the Company, along with restricted stock and SARs exercisable within 60 days of such date.

(6) All shares are pledged as security in a margin account.

Hedging by Employees and Directors; Anti-Hedging Policy

In General. Section 955 of the Dodd-Frank Wall Street Reform and Consumer Protection Act, enacted in July 2010, amends Section 14 of the Exchange Act by adding a new Section 14(j) *Disclosure of Hedging by Employees and Directors* that directs the SEC to issue rules requiring that publicly-traded companies disclose in their proxy statements whether any employee or director, or any designee of an employee or a director, is permitted to purchase financial instruments (including prepaid variable forward contracts, equity swaps, collars, and exchange funds) that are designed to hedge or offset any decrease in the market value of equity securities:

- granted to the employees or directors by the issuer as part of the compensation of the employee or director; or

- held, directly or indirectly, by the employee or director.

As of the date of this Proxy Statement, the SEC has not issued rules with respect to new Section 14(j).

Anti-Hedging Policy. In response to new Section 14(j) and subject to amendment once the SEC has issued rules in this regard, the Board has adopted an Anti-Hedging Policy (the "Policy") which provides that any employee or Director of the Company, or any designee of an employee or a Director of the Company shall not be permitted to purchase financial instruments (including prepaid variable forward contracts, equity swaps, collars, and exchange funds) that are designed to hedge or offset any decrease in the market value of the Company's equity securities:

- granted to the employees or Directors by the Company as part of the compensation of the employee or Director; or

- held, directly or indirectly, by the employee or Director.

TRANSACTIONS WITH RELATED PERSONS

Transactions with Related Persons

Alan Barocas. Effective January 1, 2011, Alan Barocas, one of our Directors, accepted the position of Senior Executive Vice President of Leasing at General Growth Properties, Inc. ("General Growth"), which is based in Chicago, Illinois. Because in the ordinary course of business the Company leased four of its 813 store locations from General Growth at January 28, 2012, because General Growth may manage other store locations leased by the Company and because Mr. Barocas is now an employee of General Growth, we conducted an independence analysis to determine whether Mr. Barocas remains an Independent Director, as defined in the Governance Guidelines. We reviewed information with respect to payments made by the Company to General Growth in each of the last three years ($1.1 million in 2009, $1.1 million in 2010 and $0.8 million in 2011); we spoke with Mr. Barocas; and we reviewed General Growth's 2010 Form 10-K and 2011 Form 10-K with respect to General Growth's consolidated gross revenues (in excess of $2.8 billion in 2009, $2.8 billion in 2010 and $2.7 billion in 2011). As a result, the Board concluded that Mr. Barocas continues to meet the NYSE definition of Independent Director. The Board also concluded that Mr. Barocas did not have a direct or indirect material interest in the Company's leasing of store locations from General Growth during Fiscal 2011. The Board has directed that Mr. Barocas and management report to the Corporate Governance and Nominating Committee and the Board, on no less than a quarterly basis, as to whether the service of Mr. Barocas, as both a Director of the Company and an employee of General Growth, is such that (i) he is no longer an Independent Director and (ii) he may have a direct or indirect material interest in the Company's leasing of store locations from General Growth during Fiscal 2012.

Joanne Swartz. On January 14, 2012, we entered into a Separation Agreement with Joanne Swartz, formerly our Executive Vice President, Sales Promotion and Marketing, who resigned effective January 2, 2012. The approximate dollar value of the amount involved in the transaction is $518,000. We filed the Separation Agreement as an Exhibit to our Annual Report on Form 10-K for the fiscal year ended January 28, 2012.

Richard Maloney. On February 21, 2012, we entered into a Separation Agreement with Richard Maloney, formerly our Chief Merchandising Officer, who resigned on January 30, 2012. The approximate dollar value of the amount involved in the transaction is $1,431,000. We intend to file the Separation Agreement as an Exhibit to our Quarterly Report on Form 10-Q for the quarter ended April 28, 2012.

Andrew Hall. By virtue of his resignation and consistent with the terms and conditions of his Employment Agreement, we anticipate that we will enter into a Separation Agreement with Andrew Hall. Please see "Potential Payments Upon Termination or Change in Control-Payments Made Upon Termination Without Good Cause or by the Executive For Good Reason" on page 50 of this Proxy Statement. We intend to file the Separation Agreement as an Exhibit to our Quarterly Report on Form 10-Q for the quarter in which it becomes effective.

Other than those described above to the extent they involve a direct or indirect material interest, those related to their employment, in the case of executive officers, and those related to their service on our Board, in the case of non-employee Directors, there were no transactions, since the beginning of our last fiscal year, or any currently proposed transaction, in which we were or will be made a participant and in which any Director, nominee for Director or executive officer, or any immediate family member of a Director, nominee for Director or executive officer had or will have a direct or indirect material interest.

Review, Approval or Ratification of Transactions with Related Persons

In General. Article X. Related Party, Other Material Transactions and Loans of the Governance Guidelines ("Governance Guideline Article X") and our written Related Party and Material Transactions Policy contain our policies and procedures for the review, approval or ratification of any transaction required to be reported in this Proxy Statement. They provide as follows:

"Related Party Transactions. No officer, director, or employee of the Company or any of its affiliate or subsidiary companies (collectively, the "Companies") shall enter into any agreement, arrangement or contract with any person or entity pursuant to which any of the Companies may be obligated to:

(i)   pay any money to a "Related Party," or

(ii)   assign or lease any property belonging to any of the Companies to a Related Party, or

(iii)   allow any Related Party to use any property belonging to any of the Companies,

if the aggregate fair market value of any monies paid to the Related Party and the property assigned or leased to or used by the Related Party exceeds Five Thousand Dollars ($5,000), without the express, prior, written approval of the Company's Board of Directors. The term "Related Party" includes:

(i)   any person who is an officer or director of any of the Companies (each, an "Insider"); and

(ii)   any person who is a child, stepchild, parent, stepparent, spouse, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of a director, executive officer or nominee for director, and any person (other than a tenant or employee) sharing the household of such director, executive officer or nominee for director (each, an "Immediate Family Member"); and

(iii)   any entity for which an Insider or Immediate Family Member is an attorney, broker, commissioned sales agent, director, manager, officer, partner or profits participant; and

(iv)   any entity in which an Insider or Immediate Family Member has beneficial ownership of five percent (5%) or more of the voting securities of the entity.

Other Material Transactions. No officer, director, or employee of the Company or any of its affiliate or subsidiary companies (collectively, the "Companies") shall enter into any agreement, arrangement or contract with any person or entity or authorize any transaction which the Company may be required to disclose to the Securities and Exchange Commission unless the agreement, arrangement, contract or transaction previously has been approved by the Company's Board of Directors.

Audit Committee Approval. Notwithstanding anything to the contrary, if required by the Securities and Exchange Commission, New York Stock Exchange, or other regulatory authority, any transaction between the Company and a Related Party, regardless of the amount involved, shall be approved by the Audit Committee."

Loans to Directors, Executive Officers and Their Immediate Family Members. Governance Guideline Article X provides that the Company shall not, directly or indirectly, including through any subsidiary, extend or maintain credit, arrange for or guarantee the extension of credit, or renew an extension of credit, in the form of a personal loan to or for any Director, executive officer, or Immediate Family Member of any Director or executive officer. As used in the Governance Guidelines and this Proxy Statement, "executive officer" means our President, chief operating officer, principal financial officer, principal accounting officer (or, if there is no such accounting officer, the controller), any vice president in charge of a principal business unit, division or function (such as marketing, merchandising, administration or finance), any other officer who performs a policy-making function, or any other person who performs similar policy-making functions for us, in all cases including officers of our subsidiaries if they perform policy-making functions for us.

COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

Compensation Discussion and Analysis

Executive Summary

Operational and Financial Highlights. The Company's strategy for the fiscal year ended January 28, 2012 ("Fiscal 2011") was to build on its 2010 achievements and to pursue meaningful sales and earnings growth.

- The Company opened 37 new stores and had a net increase of 27 stores, growing from 786 stores in 39 states to 813 stores in 40 states.

- In November 2011, the Company launched Steele's, its new off-price concept for small town America.

- In its first full year, the Company's eCommerce platform produced sales of $8.6 million.

- Total sales for the year increased 2.8% to $1,512 million and comparable store sales increased 0.5%.

- On March 8, 2011, the Company announced that the Board approved a Stock Repurchase Program which authorizes the Company to repurchase up to $200.0 million of its outstanding common stock from time to time, either on the open market or through privately negotiated transactions (the "2011 Stock Repurchase Program"). Our strong balance sheet and cash flow allowed the Company to repurchase approximately 6.1 million shares for approximately $100.0 million under the 2011 Stock Repurchase Program. In addition, the Company repurchased 0.7 million shares for approximately $10 million using funds made available from the exercise of employee stock options and SARs.

- For the one-year period ending January 28, 2012, the Company had a total shareholder return ("TSR") of 4.1%, including the reinvestment of dividends. Over the three-year period ending January 28, 2012, annualized TSR was 127.1%, including the reinvestment of dividends.

Changes to Executive Compensation Program During Fiscal 2011. In March 2011, the Compensation Committee conducted an annual review of the Company's executive compensation program to ensure that it supported the key objectives and principles set forth in "Compensation Objectives and Principles" on page 21 of this Proxy Statement. It was determined that no significant changes were needed.

Overview of 2011 Compensation. The Company's executive compensation program demonstrates strong alignment between pay and performance. Base salaries are generally at or below the median of market practices, while incentive compensation provides the opportunity for above median pay if the Company exceeds its targeted performance levels.

- ***Base salaries.*** Based on the Fiscal 2010 performance of the Company and competitive market data, base salary increases were granted effective April 1, 2011 as follows:

- o Mr. Hall's base salary was increased from $800,000 to $850,000, a 6.25% increase. Based on the competitive analysis conducted by Hay Group, his salary remained at the lower end of the Peer Group.

- o Mr. Maloney's base salary was increased from $550,000 to $561,000, a 2% increase.

- o Mr. Record's base salary was increased from $550,000 to $572,000, a 4% increase.

- o Mr. Hunter's base salary was increased from $375,000 to $400,000, a 6.67% increase.

Mr. Shein's base salary was not adjusted because he had joined the Company on January 10, 2011.

Details are shown in the table on page 31 of this Proxy Statement.

- *Annual incentives.* Our annual Senior Executive Incentive Bonus Plan balances Company profitability, as expressed in Pre-Tax Earnings, with relative revenue growth performance, measured in Comparable Store Sales versus the Performance Group.

  - o For Fiscal 2011, Pre-Tax Earnings (two-thirds of award opportunity) had to be at least $71.2 million, an improvement of 20.9% over 2010, for the target payout to be earned. The Comparable Store Sales component (one-third of award opportunity) pays at the target level if performance equals the median of the Performance Group.

  - o Actual performance for Fiscal 2011 was as follows: Pre-Tax Earnings of $47.3 million and 0.5% increase in Comparable Store Sales. Based on this performance, no annual incentive bonuses were paid to any of our Named Executive Officers for Fiscal 2011.

- *Long-term incentives.* The Company's long-term incentive program uses stock appreciation rights (SARs), Performance Shares and Restricted Stock to reward sustained, multi-year performance.

  - o Executives only recognize value from SARs grants if the stock price appreciates from the grant date through the time of exercise. SARs generally vest pro rata over a four-year period.

  - o Performance Shares measure Company total shareholder return over a three-year period versus the Performance Group. For the 2008-2010 performance cycle (paid in 2011), 114.3% of the target number of shares was earned. For the 2009-2011 performance cycle (paid in 2012), 37.5% of the target number of shares was earned.

  - o Restricted Stock has been used from time-to-time, typically for promotions and new hires. In the past Restricted Stock grants generally cliff vested at the end of three years. However, beginning with grants in Fiscal 2011 and subject to the discretion of the Board, Restricted Stock will generally vest over a four year period (i.e., 25% per year).

  - o Beginning in Fiscal 2012, the long-term incentive awards will consist primarily of Performance Shares and Restricted Stock. Use of SARs will be discontinued except in extraordinary circumstances.

- *Ownership Guidelines.* We have a Stock Ownership and Retention Policy for Senior Management.

- *No Hedging.* We have an Anti-Hedging Policy.

- *No Gross-Ups.* Our Named Executive Officers are not entitled to gross-up payments with respect to their compensation.

- *Limited Perquisites.* The compensation philosophy for our executive officers is more heavily weighted toward annual and long-term performance-based compensation than toward benefits and perquisites.

- *Clawback Policy.* We have a Compensation Recovery Policy (a "Clawback Policy") for our executive officers.

- *New Performance Group.* Our Board adopted a new Performance Group for our 2012 fiscal year to measure our relative performance with respect to comparable store sales for purposes of the Senior

Executive Incentive Bonus Plan and our total shareholder return for the purpose of awarding Performance Shares.

- ***Results of 2011 Say-on-Pay Vote.*** At the 2011 Annual Meeting of Shareholders, approximately 97% of the votes cast by the shareholders voted, on an advisory basis, to approve the compensation paid to our Named Executive Officers in Fiscal 2010.

Our Fiscal 2011 Named Executive Officers

This Compensation Discussion and Analysis ("CD&A") describes the material objectives and principles underlying our compensation policies and decisions and the material elements of the compensation of the following five executive officers during Fiscal 2011:

- our Chief Executive Officer;

- our Chief Financial Officer; and

- our next three most highly compensated executive officers other than our Chief Executive Officer and our Chief Financial Officer.

These individuals are as follows and are collectively referred to in this Proxy Statement as our "Named Executive Officers":

FISCAL 2011 NAMED EXECUTIVE OFFICERS

Executive	Title
Andrew T. Hall	President and Chief Executive Officer
Oded Shein	Executive Vice President, Chief Financial Officer
Richard A. Maloney	Chief Merchandising Officer
Edward J. Record	Chief Operating Officer
Steven L. Hunter	Executive Vice President, Chief Information Officer

This CD&A should be read in conjunction with the compensation tables beginning on page 40 of this Proxy Statement.

Overview of Compensation Program

The Compensation Committee of our Board (for purposes of this CD&A, the "Committee") administers the base salary, bonus, long-term incentive and other compensation and benefits programs with regard to our Named Executive Officers as well as our other executive officers. Its primary responsibilities and duties are set forth in "Information Relating to the Board of Directors and Committees-Compensation Committee-Processes and Procedures for Executive Officer Compensation" on page 12 of this Proxy Statement. The Committee ensures that the total compensation paid to our Named Executive Officers is fair, reasonable and competitive in relation to our Peer Group and the retail industry in general. The Committee's recommendations for the total compensation of our Named Executive Officers are subject to the approval of our Board.

Compensation Objectives and Principles

Objectives. The objectives of our compensation program are as follows:

- to enable us to recruit, motivate and retain the executive talent required to successfully manage and grow our business and to achieve our short and long-term business objectives;

- to maximize the long-term commitment of our executive officers to our success by providing compensation elements that align their interests and our shareholders in that the compensation elements are directly related to our stock performance and other financial metrics that the Committee believes influence the creation of long-term shareholder value;

- to reward our executive officers upon the achievement of short-term and long-term business objectives and enhanced shareholder value; and

- to position our compensation packages competitively within our Peer Group.

Principles. The principles of our compensation program are as follows:

- Compensation arrangements shall emphasize pay-for-performance and encourage retention of those executive officers who enhance our performance;

- Compensation arrangements shall maintain an appropriate balance between base salary and annual and long-term incentive compensation;

- Cash incentive compensation plans for our executive officers shall link pay to achievement of goals set in advance by the Committee;

- The Committee shall set annual and long-term performance goals for our CEO and evaluate his or her performance against those goals on an absolute basis as well as related to the performance of our Peer Group and our Performance Group;

- Compensation arrangements shall align the interests of our executive officers with those of shareholders;

- In the event minimum thresholds for annual and long-term performance goals are not met, incentive compensation related to those goals shall not be paid;

- It is the policy of our Board that we should not reprice or swap stock options granted to our executive officers, Directors and employees without shareholder approval;

- The Committee shall meet at least once each year in executive session, without our CEO;

- Our CEO is not permitted to be present during deliberations and voting regarding his compensation. While our CEO may be present during deliberations and voting on our other executive officers' compensation, our CEO makes recommendations, but does not vote on their compensation;

- The compensation of our CEO and our other executive officers shall be recommended to our Board for final approval by the Committee comprised solely of Independent Directors; and

- In approving compensation, the recent compensation history of the executive officer, including special or unusual compensation payments, and all forms of compensation to which the executive officer may be entitled, shall be taken into consideration using tally sheets or other comparable tools the Committee deems appropriate.

Key Considerations in Setting Compensation

In General

Based on the foregoing objectives and principles, the Committee has structured our compensation programs to motivate our Named Executive Officers to achieve the business goals set by our Board and to reward them for achieving those goals. The following is a summary of key considerations affecting the setting of compensation for our Named Executive Officers by the Committee. We describe in the section entitled "Committee Actions in Fiscal 2011 Concerning Named Executive Officer Compensation" beginning on page 30 of this Proxy Statement additional considerations that the Committee evaluated in establishing Fiscal 2011 compensation in the context of our performance and the economic environment at the time.

Emphasis on Future Pay Opportunity Versus Current Pay

The Committee strives to provide an appropriate mix of different compensation elements, including finding a balance between current versus long-term compensation and cash versus equity incentive compensation. Cash payments primarily reward more recent performance and equity awards encourage our Named Executive Officers to continue to deliver results over a longer period of time and serve as a retention tool. The Committee believes that Named Executive Officer compensation should be appropriately weighted on both long-term and short-term Company performance and operating results.

Discretion and Judgment

With the exception of our Senior Executive Incentive Bonus Plan and performance share awards, both of which depend on achieving specific quantitative performance objectives, the Committee does not use formulas in determining the amount and mix of compensation. Thus, the Committee evaluates a broad range of both quantitative and qualitative factors, including reliability in delivering financial and growth targets, performance in the context of the economic environment relative to other companies, a track record of integrity, good judgment, the vision and ability to create further growth and the ability to lead others. For annual equity incentive awards, the Committee primarily considers a Named Executive Officer's potential for future successful performance and leadership as part of the executive management team, taking into account past performance as a key indicator. In any event, the Committee exercises its discretion and judgment.

Significance of Our Results

The Committee primarily evaluates our CEO and the other Named Executive Officer's contributions to our overall performance rather than focusing only on their individual function. The Committee believes that each Named Executive Officer shares the responsibility to support our goals and performance as key members of our leadership team. While this compensation philosophy influences all of the Committee's compensation decisions, it has the biggest impact on annual equity incentive awards.

Compensation Policies and Practices as they Relate to the Company's Risk Management

The Committee, the Board and management do not believe that there are any risks arising from the Company's compensation policies and practices for the Company's employees, including non-executive officers, that are reasonably likely to have a material adverse effect on the Company. Our compensation programs emphasize pay-for-performance, are balanced and are focused on the long term. Under this structure, the highest amount of compensation can be achieved through consistent superior performance over sustained periods of time. In addition, a significant percentage of compensation is tied to our long-term performance. This provides strong incentives to manage the Company for the long term, while avoiding excessive risk taking in the short term. Goals and objectives reflect a balanced mix of quantitative and qualitative performance measures to avoid excessive weight on a single performance measure. Likewise, the elements of compensation are balanced among current cash payments and equity awards. With limited exceptions, the Committee retains discretion to adjust compensation for quality of performance and adherence to our values. The Committee, the Board and senior management monitor the Company's compensation policies and practices on an ongoing basis to determine whether the Company's risk management objectives are being met with respect to incentivizing the Company's employees. The annual incentive is heavily weighted toward profitable growth and the Company has a Compensation Recovery Policy (a "Clawback Policy") that is described in the next paragraph.

Compensation Recovery Policy ("Clawback Policy")

Our Board has adopted a Compensation Recovery Policy (a "Clawback Policy") for our executive officers. If our Board determines that an executive officer (an Executive Vice President or above) has engaged in fraudulent or intentional misconduct, the Board may take a range of actions to remedy the misconduct, prevent its recurrence, and impose such discipline on the wrongdoers as would be appropriate. Discipline would vary depending on the facts and circumstances, and may include, without limit, (i) termination of employment, (ii) initiating an action for breach of fiduciary duty, and (iii) if the misconduct resulted in a material inaccuracy in our financial statements or performance metrics, which affect the executive officer's compensation, seeking reimbursement of any portion of any bonus or other incentive-based or equity-based compensation paid or awarded to the executive that is greater than would have been paid or awarded if calculated based on the accurate financial statements or performance metrics. These remedies would be in addition to, and not in lieu of, any actions imposed by law enforcement agencies, regulators or other authorities.

The Compensation Recovery Policy provides that notwithstanding anything in it to the contrary, in the event that the Company is required to prepare an accounting restatement due to the material noncompliance of the Company with any financial reporting requirement under the securities laws of the United States, the Company will recover from any current or former executive officer of the Company who received incentive-based compensation (including stock options, stock appreciation rights or any other type of equity awards awarded as compensation) during the 3-year period preceding the date on which the Company is required to prepare an accounting restatement, based on the erroneous data, the excess of what would have been paid to the executive officer under the accounting restatement.

Once the SEC has issued final rules as required by Dodd-Frank, the Compensation Recovery Policy will be reviewed for compliance with those rules.

No Gross-Up Payments

Our Named Executive Officers are not entitled to gross-up payments with respect to their compensation.

Results of and Response to the Most Recent Say-On-Pay Vote and Frequency of Say-On-Pay Vote

Most Recent Say-On-Pay Vote. At the 2011 Annual Meeting of Shareholders, approximately 97% of the votes cast by the shareholders voted, on an advisory basis, to approve the compensation paid to the Company's Named Executive Officers in Fiscal 2010 as disclosed in the 2011 Proxy Statement pursuant to Item 402 of Regulation S-K, including the Compensation Discussion and Analysis, compensation tables and narrative discussion (the "2011 Say-On-Pay Vote"). The Committee and the Board believe that the 2011 Say-On-Pay Vote confirmed shareholder support for the Company's executive compensation policies and decisions. As a result our Fiscal 2011 executive compensation policies and decisions remained consistent with those in Fiscal 2010.

Most Recent Frequency of Say-On-Pay Vote. At the 2011 Annual Meeting of Shareholders, a majority of the votes cast by the shareholders voted, on an advisory basis, to hold an advisory vote to approve executive compensation every year. In line with this recommendation by the shareholders, the Board decided that it will include an advisory shareholder vote on executive compensation in its proxy materials every year until the next required advisory vote on the frequency of shareholder votes on executive compensation, which will occur no later than our 2017 Annual Meeting of Shareholders.

Response to Future Say-On-Pay Votes. Although non-binding, the Committee and the Board will continue to consider the results of the say-on-pay votes in their future executive compensation policies and decisions.

Role of Executive Officers in Compensation Decisions

The Committee believes that having the input of our management is important to the overall effectiveness of our executive officer compensation program. Our CEO and EVP Human Resources regularly attend Committee meetings (except for executive sessions) to participate in the presentation of materials and discussion of management's point of view regarding compensation issues. Our CEO annually reviews and evaluates the performance of each Named Executive Officer (other than his own, which is reviewed and evaluated by the Committee). The conclusions reached and recommendations based on these reviews, including related base salary adjustments and annual incentive award amounts, are presented to the Committee. The Committee can exercise its discretion in modifying any recommended adjustments or awards to our executive officers.

Use of Tally Sheets

In addition to the recommendations of our CEO, the Committee reviews tally sheets, which are prepared for each of our Named Executive Officers by our Human Resources Department. The tally sheets present the Committee with specific dollar amounts for all elements of compensation, showing each Named Executive Officer's annual total compensation, the individual's accumulated and outstanding compensation and the benefits to which the Named Executive Officer would be entitled upon various termination events.

The Committee uses the tally sheets to ensure that our compensation is reasonable and competitive. The Committee also uses the tally sheets to evaluate past performance of our Named Executive Officers to determine if our compensation strategy achieved our goals in the past and to align executive compensation with our near and long-term goals.

Benchmarking Overall Compensation; Our Fiscal 2011 Peer Group

In making overall compensation decisions, the Committee compares each element of total compensation to data from Hay Group's published survey as well as a peer group of publicly-traded apparel companies listed below (collectively, the "Peer Group"). The Committee initially developed the Peer Group in 2005 in order to benchmark executive compensation at peer companies and to assess the Company's performance relative to the Peer Group. The Peer Group is representative of companies that we compete with for business and talent and our annual sales fall within the range of the companies in the Peer Group. The Peer Group is reviewed annually and updated as needed for certain business reasons, such as mergers, acquisitions, etc. In general, the criteria for selecting the companies in the Peer Group are as follows:

- U.S. based, publicly traded companies in the retail industry;

- annual sales generally between one-half and two times our annual sales;

- primarily do business in apparel and/or accessories; and

- companies from which key talent may be recruited.

All of the companies in the Peer Group meet a majority of those criteria. The members of the Peer Group are as follows**:**

- Abercrombie & Fitch Co.	- Chico's FAS, Inc.	- New York & Company, Inc.
- American Eagle Outfitters, Inc.	- The Children's Place Retail Stores, Inc.	- Pacific Sunwear of California, Inc.
- Ann Inc.	- Christopher & Banks Corporation	- Stein Mart, Inc.
- Ascena Retail Group, Inc.	- Collective Brands, Inc.	- The Talbots, Inc.
- The Cato Corporation	- Hot Topic, Inc.	- Urban Outfitters, Inc.
- Charming Shoppes, Inc.	- The Men's Wearhouse, Inc.	

The Peer Group provides direct incumbent information on a job title match basis (e.g., CEO, Chief Operating Officer, Chief Financial Officer) for key competitors. Hay Group's annual Retail Industry Total Remuneration Survey (the "Hay Group Survey") is used to provide an additional benchmark for our Named Executive Officers' base salaries and annual variable pay target levels (both cash and equity). The Hay Group Survey provides compensation data on the broader retail marketplace (covering approximately 100 retail organizations, a majority of which are specialty stores). It provides market data by job, controlling for differences in responsibility and revenue size.

Benchmarking Incentive-Based Compensation; Our Fiscal 2011 Performance Group

The Dow Jones Apparel Index (the "Apparel Index"), a well recognized group of apparel retailers identified below and collectively referred to herein as our "2011 Performance Group", is used to measure our relative performance with respect to comparable store sales for purposes of the Senior Executive Incentive Bonus Plan and our total shareholder return for the purpose of awarding performance shares in Fiscal 2011.   The Committee selected the Apparel Index in 2007 as our Performance Group because it was representative of companies that we compete with for business, talent and investor capital. The Apparel Index is comprised of approximately 25 apparel retailers and has been developed independently by Dow Jones, which has deemed it to be a relevant comparator group for individual investors to assess company performance. Dow Jones periodically modifies the composition of the Apparel Index. There are some differences among the geographic footprint of the companies in the Apparel Index versus the Company. Many companies in the Apparel Index are national in scope, whereas the Company operates in 40 states. The current members of the 2011 Performance Group are as follows:

- Abercrombie & Fitch Co.	- The Children's Place Retail Stores, Inc.	- Limited Brands, Inc.
- Aeropostale, Inc.	- Collective Brands, Inc.	- The Men's Wearhouse, Inc.
- American Eagle Outfitters, Inc.	- Dillard's, Inc.	- Nordstrom, Inc.
- Ann Inc.	- Foot Locker, Inc.	- Ross Stores, Inc.
- Ascena Retail Group, Inc.	- The Gap. Inc.	- SAKS Incorporated
- The Buckle, Inc.	- Genesco, Inc.	- Signet Jewelers Limited
- The Cato Corporation	- Guess?, Inc.	- The TJX Companies, Inc.
- Chico's FAS, Inc.	- Kohl's Corporation	- Urban Outfitters, Inc.

However, please see "Adoption of New Performance Group", below, for a discussion of changes made to our Performance Group effective in Fiscal 2012.

Adoption of New Performance Group

In their January 2012 meetings, our senior management provided the Committee and the Board with their thoughts with respect to the Fiscal 2011 Performance Group. A general discussion was then held concerning whether or not the Company should continue to use the Dow Jones Apparel Index for the Company's 2012 fiscal year as the Performance Group to measure the Company's relative performance with respect to comparable store sales for purposes of the Senior Executive Incentive Bonus Plan and the Company's total shareholder return for the purpose of awarding Performance Shares. Based upon the recommendation of the Committee, the Board determined and directed that the Dow Jones 1500 Department Store Group be combined with the Apparel Group of the Dow Jones 1500 to collectively form the "Index". Companies identified to be in the Index on the first day of the Company's 2012 fiscal year (January 29, 2012) will be maintained as a fixed listing of companies for the duration of the designated time period. Those companies as of the beginning of Fiscal 2012 are as follows:

DOW JONES 1500 DEPARTMENT STORE AND APPAREL INDEX

Department Stores	**Apparel Stores**	
Dillard's, Inc.	Abercrombie & Fitch Co.	Collective Brands, Inc.
J.C. Penney Corporation, Inc.	Aeropostale, Inc.	Foot Locker, Inc.
Kohl's Corporation	American Eagle Outfitters, Inc.	The Gap Inc.
Macy's, Inc.	Ann Inc.	Genesco, Inc.
Nordstrom, Inc.	Ascena Retail Group, Inc.	Limited Brands, Inc.
SAKS Incorporated	The Buckle, Inc.	The Men's Wearhouse, Inc.
Sears Holdings Corporation	The Cato Corporation	Ross Stores, Inc.
	Chico's FAS, Inc.	The TJX Companies, Inc.
	The Children's Place Retail Stores, Inc.	Urban Outfitters, Inc.

Beginning in Fiscal 2012, the following companies are no longer members of the Company's Performance Group: Guess?, Inc. and Signet Jewelers Limited. The following companies are new members of the Company's Performance Group: J.C. Penney, Macy's and Sears Holdings Corporation.

Compensation Elements

In General

All of the compensation and benefits programs for our Named Executive Officers described below meet our primary purpose to recruit and retain the executive talent required to successfully manage and grow our business and to achieve our short and long-term business objectives. Beyond that, different elements are designed for different purposes. The elements of compensation for our Named Executive Officers are as follows:

- **Base salary, perquisites and other benefits**, which are designed to attract and retain executives over time;

- **Annual incentive (bonus) compensation**, which is designed to focus executives on the business objectives established by our Board for a particular year;

- **Long-term incentive compensation**, which consists of stock appreciation rights ("SARs"), restricted stock, performance shares and stock options, is designed to focus executives on our long-term success, as reflected in increases to our stock price, growth in our earnings per share and other elements; and

- **Termination and change in control compensation and benefits**, which are designed to facilitate our ability to attract and retain executives as we compete for talented employees in a marketplace where those types of compensatory protections are commonly offered. Termination compensation and benefits are designed to ease an employee's transition due to an unexpected employment termination, while change in control compensation and benefits are designed to encourage employees to remain focused on our business in the event of rumored or actual fundamental corporate changes.

The Committee establishes the amount and mix of base salary and variable compensation by referencing Peer Group practices for each element. The Committee does not have any specific formula for this determination. It considers factors relating to each Named Executive Officer's individual position and performance, including professional history and experience, relevant skill set, scope of duties and meeting pre-established goals. In considering the total package of compensation, the Committee also considers the internal relationship of pay across all executive positions. Total compensation packages as well as each element of compensation (i.e., base salary, annual incentive (bonus) compensation, long-term incentive compensation and perquisites and other benefits) are intended to provide a competitive compensation package as compared to similarly-situated executives at companies in our Peer Group.

Base Salary

The Committee views a competitive base salary as an important component to attract and retain executive talent. Base salaries also serve as the foundation for the annual incentive (bonus) plan, which expresses the bonus opportunity as a percent of base salary. Base salary is not intended as the primary method of rewarding performance.

The Committee considers both internal equity and external competitiveness in determining the base salary of our Named Executive Officers. After receiving input from our Chief Executive Officer regarding the performance of the other Named Executive Officers, the Committee uses its judgment regarding individual performance, market competitiveness, length of service, job responsibilities and other factors to determine the appropriate base salary for each Named Executive Officer.

Annual Incentive (Bonus) Compensation

Annual incentive (bonus) compensation for our Named Executive Officers is determined each year according to a Senior Executive Incentive Bonus Plan (the "Bonus Plan"). The 2011 Senior Executive Incentive Bonus Plan establishes an annual cash bonus amount and is paid based on the following two weighted parameters:

Parameter	Weight
Company Pre-Tax Earnings Relative to Target	Two-Thirds
Comparable Store Sales Relative to Performance Group	One-Third

In March of each year, the Committee evaluates our annual strategic plan to determine if these financial parameters are appropriate to measure achievement of our objectives and to motivate our executive officers. Based on discussions with our CEO, our Chief Operating Officer and our Chief Financial Officer, the Committee recommends, and the Board approves, the financial parameters to be included in the Bonus Plan for a given year. This final approval typically occurs at the Committee and the Board's March meetings. An incentive matrix establishes threshold (minimum), target and maximum performance levels for each parameter based on the level of perceived difficulty in achieving our financial plan. The incentive matrix clearly outlines a minimum level of performance below which no bonus will be paid and the relationship between the two parameters (i.e., Pre-Tax Earnings Relative to Target and Comparable Store Sales Relative to Performance Group) that will generate payouts.

Annual incentive compensation targets for each Named Executive Officer under the Bonus Plan are expressed as a percentage of each Named Executive Officer's base salary with the target percentage increasing with job scope and complexity. For additional information on our 2011 Senior Executive Incentive Bonus Plan, the formula used to calculate annual bonus amounts, and bonuses awarded under that plan, please see "Committee Actions in Fiscal 2011 Concerning Named Executive Officer Compensation-Establishment of 2011 Senior Executive Incentive Bonus Plan" beginning on page 31 of this Proxy Statement and "Committee Actions in 2012 Concerning Named Executive Officer Compensation-2011 Bonus Plan Awards" on page 37 of this Proxy Statement.

At its March meeting, the Committee also reviews our stated financial results for the recently completed fiscal year, certifies the calculation of proposed bonus amounts and reports them to the Board.

Long-Term Incentive Compensation

In General. The Committee considers long-term incentive compensation ("LTI") critical to the alignment of executive compensation with the creation of shareholder value. Our long-term equity incentive compensation awards are currently granted pursuant to our Amended and Restated 2001 Equity Incentive Plan (the "2001 Plan"), which was approved by our shareholders at our 2004 Annual Meeting, and our Second Amended and Restated 2008 Equity Incentive Plan (the "2008 Plan"), which was approved by our shareholders at our 2011 Annual Meeting.

At its March meeting, the Committee reviews the portfolio of long-term incentive vehicles, the targeted award size and the performance measures associated with any awards. The Committee also reviews recommendations provided by management and Hay Group regarding LTI design. Our Board's practice has been to make annual grants of equity awards, including stock options, SARs, Restricted Stock and Performance Shares, upon the recommendation of the Committee at that time. It is the Board's intent to make greater use of Restricted Stock awards in the future and generally eliminate the use of SARs. The Committee believes that the use of multiple equity vehicles balances a focus on equity-driven growth with the retention and performance aspects of Restricted Stock. The grant date is the same date that our Board approves the awards. The equity award is priced at the closing price on the NYSE of our common stock on that date (the "Fair Market Value"). From time to time, our Board will consider making grants under other special circumstances, such as when recruiting new executive talent, upon the promotion of an executive and to retain key individuals. Any and all other grants (other than the March grants) are effective as of the date of the event (e.g., new hire or promotion date) and are priced at the Fair Market Value of our common stock on that date.

Stock Options. Stock options represent the right to purchase a share of our common stock at a fixed price (the exercise price) for a specified period of time (the option term). The exercise price is the Fair Market Value of our common stock on the date of grant. The executive officer benefits only if our stock value appreciates from the grant date through the exercise date. In Fiscal 2011, we did not grant stock options to any executive officers, but we have granted them in past years.

Most of the stock options we have awarded our executive officers vest at the rate of 25% per year over the first four years following the date of grant and some stock options vest at the end of three years following the date of grant. Stock options issued prior to January 29, 2005 will generally expire if not exercised ten years from the date of grant while stock options granted after January 29, 2005 will generally expire if not exercised seven years from the date of grant. If an executive officer dies, unvested stock options will immediately vest and the executive officer's estate will have one year from the date of death to exercise all stock options. If an executive officer's employment is terminated by reason of retirement or disability (retirement as determined by our Board), unvested stock options will immediately vest and he or she will normally have one year from the date of termination to exercise all stock options. Upon the termination of an executive officer's employment for reason other than death, retirement or disability, the executive officer will have sixty days from the date of termination to exercise all vested stock options. In the event of a Change in Control, as that term is defined on page 57 of this Proxy Statement, all stock options will immediately vest and will be exercisable by the executive officer. In any event, the exercise must occur within the remaining term of the stock option. Any portion of the stock option not exercised within the remaining term of the stock option will terminate.

Stock Appreciation Rights ("SARs"). A stock appreciation right is similar to a stock option in that it allows the recipient to benefit from any appreciation in our stock price from the grant date through the exercise date. However, with a SAR, the executive officer is not required to actually purchase all of the exercised shares (as with a stock option), but rather he or she just receives the amount of the increase in the form of shares of our stock. SARs may not be settled in cash. The 2001 and 2008 Plans provide that SARs may not be granted at less than 100% of the Fair Market Value of our common stock on the date of grant.

SARs have a seven-year term and vest either (i) one-fourth (25%) on each of the first, second, third and fourth anniversaries of the date of the grant, or (ii) one-half (50%) on the second year and one-fourth (25%) on each of the third and fourth anniversaries of the date of the grant. If an executive officer dies, unvested SARs will immediately vest and the executive officer's estate will have one year from the date of death to exercise all SARs. If an executive officer's employment is terminated by reason of retirement or disability (retirement as determined by our Board), unvested SARs will immediately vest and he or she will normally have one year from the date of termination to exercise all SARs. Upon the termination of an executive officer's employment for reason other than death, retirement or disability, the executive officer will have sixty days from the date of termination to exercise all vested SARs. In the event of a Change in Control, all SARs will immediately vest and will be exercisable by the executive officer. In any event, the exercise must occur within the remaining term of the SARs. Any portion of the SARs not exercised within the remaining term of the SARs will terminate.

Restricted Stock. Restricted Stock is a share of our common stock that has vesting restrictions tied to continued employment. Restricted Stock provides executive officers with the opportunity to earn full value shares of our common stock. The Committee views Restricted Stock as an excellent mechanism to align executive interests with those of shareholders by supporting increased share ownership for key executives. Restricted Stock is also an effective employee retention tool based on the vesting schedule which occurs over a period of several years. Depending on the agreement, Restricted Stock grants may either cliff-vest, which means they vest all at once at the end of a specified vesting period, or step vest, which means they vest in pro rata increments over a specified vesting period. The Committee's preferred vesting schedule is a four year pro-rata vesting (25% per year) structure. If the executive officer leaves for any reason other than death, retirement (as determined by our Board) or disability before vesting, the unvested portion of the Restricted Stock award will be forfeited. If the executive officer dies, becomes disabled or retires, the Restricted Stock award will fully vest. In the event of a Change in Control, the restricted stock award will immediately vest and will be payable to the executive officer within thirty days of the Change in Control.

Performance Shares. As with Restricted Stock, Performance Shares provide executive officers with the opportunity to earn full value shares of our stock. However, a three-year performance cycle (the "Performance Cycle") is established at the beginning of each grant and the amount of the award is determined by our performance on total shareholder return relative to the Performance Group over the Performance Cycle. If an executive officer's employment is terminated for any reason other than death, retirement or disability before the end of the Performance Cycle, the Performance Share award is forfeited. If an executive officer's employment is terminated due to death, retirement or disability during the Performance Cycle, he or she will receive the target number of shares set forth in his or her Performance Share Award Agreement within thirty days of the triggering event. In the event of a Change in Control, the Target Number of Performance Shares will immediately vest and will be payable to the executive officer within thirty days of the Change in Control. The Committee views Performance Shares as a critical link between management compensation accumulation and the creation of shareholder value.

Benefits and Perquisites

The Committee supports a compensation philosophy for our executive officers that is more heavily weighted toward annual and long-term performance-based compensation than toward benefits and perquisites.

The perquisites and other benefits we provide our Named Executive Officers are summarized in the 2011 Summary Compensation Table, the 2011 All Other Compensation Table and the 2011 Nonqualified Deferred Compensation Table, including footnotes, in this Proxy Statement. In addition, we provide our executive officers with core benefits available to all full-time employees (e.g., coverage for medical, dental, prescription drugs, basic life insurance and long-term disability coverage) as well as a supplemental Executive Officer Medical Plan. The supplemental Executive Officer Medical Plan is an insured plan which provides current officers at the Executive Vice President level and above reimbursement for medical and dental out of pocket expenses that are not covered by the underlying medical plan. Typical payments are for deductibles, co-pays and similar expenses.

Retirement Plans

We do not provide a qualified retirement program for our Named Executive Officers nor is there a supplemental executive retirement plan or any other retirement plan available to them other than our 401(k) Plan and our Nonqualified Deferred Compensation Plan. Please see the 2011 Pension Benefits Table on page 48 and "Retirement Benefits" beginning on page 48 of this Proxy Statement.

Termination and Change In Control Arrangements

In General. Pursuant to their employment agreements, our Named Executive Officers are entitled to compensation and other benefits if their employment terminates or if there is a Change in Control, as described beginning on page 49 of this Proxy Statement under "Potential Payments upon Termination or Change In Control". Termination and Change in Control compensation and other benefits are established at the time a Named Executive Officer signs an employment agreement.

Termination. Our Named Executive Officers are entitled to compensation and other benefits in an amount the Committee believes is appropriate, taking into account the time it is expected to take a terminated employee to find another job. Compensation and other benefits upon termination are intended to ease the consequences to an employee of an unexpected termination of employment. We benefit in that the employment agreements contain restrictive covenants that continue for a period of time following termination.

Change in Control-In General. The Committee and our Board recognize the importance to us and our shareholders of avoiding the distraction and loss of key management personnel that may occur in connection with any rumored, threatened or actual Change in Control of the Company. To that end, the Committee and our Board believe that properly designed Change in Control provisions in our Named Executive Officer's employment agreements protect shareholder interests by enhancing executive focus during rumored or actual Change in Control activity through:

- incentives to remain with us despite uncertainties while a transaction is under consideration or pending;

- assurances of severance and other benefits in the event of termination; and

- immediate vesting of equity elements of total compensation after a Change in Control.

To diminish the potential distraction due to personal uncertainties and risks that inevitably arise when a Change in Control is rumored, threatened or pending, the Committee and our Board have provided our Named Executive Officers with what the Committee and our Board determined to be competitive Change in Control compensation and benefit provisions in their employment agreements. The employment agreements of our Named Executive Officers provide for specific enhanced payments and benefits in the event of a Change in Control.

Change in Control-Double Trigger. The enhanced termination benefits payable in connection with a Change in Control require a "double trigger" which means that (i) if a Change in Control occurs, and (ii) during the period beginning six (6) months before the Change in Control and ending twenty-four (24) months after the Change in Control, (a) an executive officer's employment agreement is terminated by us or our successor without good cause, or (b) the executive officer's employment agreement is terminated by the executive officer with good reason, the executive officer will be eligible for the Change in Control compensation and benefits. A double trigger was selected in order to enhance the likelihood that an executive officer will remain with us after a Change in Control, since the executive officer will not receive the change in control compensation payments and benefits if he or she voluntarily resigns after the Change in Control event. Thus, the executive officer is protected from actual or constructive dismissal for twenty-four months after a Change in Control, while any new controlling party or group is better able to retain the services of a key corporate asset.

Committee Actions in Fiscal 2011 Concerning Named Executive Officer Compensation

In General

At its March 2011 meeting, the Committee reviewed the market data and analyses provided by Hay Group and determined that our overall compensation program is reasonably competitive and consistent with the Committee's compensation objectives. In determining compensation for our Named Executive Officers for Fiscal 2011, the Committee considered many factors, including:

- our Board's judgment and satisfaction with the Company's performance;

- assessment of the individual executive officer's performance;

- the nature and scope of the executive officer's responsibilities and his effectiveness in leading our initiatives to successfully increase customer satisfaction, enhance our growth, and propose, implement and ensure compliance with our policies;

- desired competitive positioning of compensation;

- future potential for the executive officer; and

- retention needs.

The Committee also considered the compensation practices and performances of our Peer Group and our Performance Group.

Base Salaries

Based on their performance during Fiscal 2010, and with input from Hay Group with respect to market salary data of our Peer Group, the Committee recommended, and the Board approved, the following base salaries for our Named Executive Officers for Fiscal 2011. The base salaries were adjusted effective April 1, 2011.

FISCAL 2011 BASE SALARIES

Executive	2010 Base Salary	2011 Base Salary	Base Salary Increase
Mr. Hall	$800,000	$850,000	6.25%
Mr. Shein	$350,000	$350,000	(1)
Mr. Maloney	$550,000	$561,000	2.00%
Mr. Record	$550,000	$572,000	4.00%
Mr. Hunter	$375,000	$400,000	6.67%

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(1)   As Mr. Shein joined the Company on January 10, 2011, his base salary was not adjusted.

Based on Hay Group's analysis, it was determined that the base salaries of our Named Executive Officers are generally at or below the median of our Peer Group.

Establishment of 2011 Senior Executive Incentive Bonus Plan

At its March 2011 meeting, the Committee recommended, and the Board approved, the parameters for the 2011 Senior Executive Incentive Bonus Plan (the "2011 Bonus Plan") and approved the annual cash incentive opportunities for the Named Executive Officers for the Company's 2011 fiscal year as set forth in the table below. The methodology and measurement parameters for the 2011 Bonus Plan were unchanged from the 2010 Bonus Plan. However, the weighting of the Pre-Tax Earnings Parameter was decreased from 75% under the 2010 Bonus Plan to 66 2/3rd percent under the 2011 Bonus Plan and the Comparable Store Sales Parameter was increased from 25% under the 2010 Bonus Plan to 33 1/3rd percent under the 2011 Bonus Plan.

2011 BONUS PLAN PARAMETERS

While the methodology and measurement parameters for the 2011 Bonus Plan were unchanged from the 2010 Bonus Plan except for the weighting described above, the Pre-Tax Earnings Target Level for the Financial Plan was increased from $57,000,000 under the 2010 Bonus Plan to $71,200,000 under the 2011 Bonus Plan (an increase of 20.9% over actual Fiscal 2010 Pre-Tax Earnings) to provide incentive to our management team in view of the improving economy. The 2011 Bonus Plan design was as follows:

Pre-Tax Earnings Parameter

This parameter of the bonus formula is weighted to determine two-thirds (66 2/3rd percent) of the year-end bonus amount earned. Actual bonus payment will be prorated for Pre-Tax Earnings results between the Maximum and Threshold levels.

	Fiscal 2011 Pre-Tax Earnings	
Target bonus amount will be paid by achieving Fiscal 2011 Pre-Tax Earnings at an increase of 20.9% vs. actual Fiscal 2010 Pre-Tax Earnings.	$71,200,000	Target Level
Maximum bonus amount will be paid at 2 times Target by achieving Fiscal 2011 Pre-Tax Earnings at 117% of Target Level, an increase of 41.4% vs. actual Fiscal 2010 Pre-Tax Earnings.	$83,300,000	17% Above Target
Minimum (Threshold) bonus amount will be paid at ¼ of Target at Fiscal 2011 Pre-Tax Earnings of 83% of Target Level, an increase of 0.4% vs. actual Fiscal 2010 Pre-Tax Earnings.	$59,100,00	17% Below Target

Comparable Store Sales Parameter

This parameter of the bonus formula is weighted to determine one-third (33 1/3rd percent) of the year-end bonus amount earned. Measurement is based on fiscal year-end comparable store sales percent change, compared to our Performance Group. Notwithstanding, in order to earn any portion of the Comparable Store Sales bonus payment, the Company must achieve 75% of the 2011 Pre-Tax Earnings Target level ($53,400,000). Actual bonus payment will be prorated for results between the Maximum and Threshold levels.

Target amount will be paid if our ranking for total year-end comparable store sales change is at the fiftieth percentile (or middle mark) among our Performance Group.
Maximum amount (2 times Target) will be paid if our ranking of total year-end comparable store sales change is at the one-hundredth percentile (or highest rank) among our Performance Group.
Threshold bonus amount (1/4 of Target) will be paid if our ranking of total year-end comparable store sales change is at the twenty-fifth percentile among our Performance Group.

Potential 2011 Bonus Plan Awards

Depending on our Pre-Tax Earnings and our ranking among our Performance Group with respect to total year-end Comparable Store Sales, our Named Executive Officers had the opportunity to earn bonuses under the 2011 Bonus Plan as follows, with actual bonus payment to be prorated for results between the Maximum and Threshold levels:

POTENTIAL 2011 BONUS PLAN AWARDS

Executive	Base Salary($)	Bonus Range % (1) (Threshold/Target/Maximum)	Bonus Range $ (2) (Threshold/Target/Maximum)
Mr. Hall	850,000	25-100-200	212,500-850,000-1,700,000
Mr. Shein	350,000	12.5-50-100	43,750-175,000-350,000
Mr. Maloney	561,000	17.5-70-140	98,175-392,700-785,400
Mr. Record	572,000	17.5-70-140	100,100-400,400-800,800
Mr. Hunter	400,000	12.5-50-100	50,000-200,000-400,000

---

(1) Percentage of base salary.

(2) Amount to be paid depends upon the extent to which the Company achieves Fiscal 2011 Pre-Tax Earnings and Comparable Store Sales parameters established by the Board. Actual bonus payments will be prorated for Fiscal 2011 Pre-Tax Earnings and Comparable Store Sales results between the Threshold and Maximum levels.

Please see "Committee Actions in 2012 Concerning Named Executive Officer Compensation −2011 Bonus Plan Awards" on page 37 of this Proxy Statement.

Long-Term Incentive Compensation Awards

At its March 2011 meeting, the Committee (i) reviewed the final Total Shareholder Return ("TSR") results for the three year performance cycle that ended on January 29, 2011 for the March 2008 Performance Based Restricted Share Grants for Senior Executives, (ii) discussed the attainment level based on our TSR results versus our Performance Group, (iii) reviewed the current standing and attainment levels for LTI grants made in March 2009 and March 2010 based on the TSR matrix of our Performance Group, (iv) discussed individual LTI grants for senior management executives recommended by management, (v) reviewed and discussed proposed SAR equity grants for mid-management executives, (vi) reviewed estimated shares needed for 2011 awards, and (vii) reviewed shares available for future grants. To determine the size of each equity award, the Committee reviewed market data, prior years' LTI decisions, the performance of the Named Executive Officers and recommendations from Hay Group.

Based upon the recommendation of the Committee and the approval of the Board, the following long-term equity incentive ("LTI") awards were granted to the Named Executive Officers on March 29, 2011 in consideration of their 2010 performance and as incentive for their future performance:

2011 LTI AWARDS

Executive	Target Performance Shares (1)	SARs (2)	Restricted Stock (3)
Mr. Hall	22,500	68,500	36,000
Mr. Shein	2,900	0	4,700
Mr. Maloney	7,250	22,250	11,700
Mr. Record	7,250	22,250	11,700
Mr. Hunter	2,900	8,850	10,008

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(1)   The Performance Shares cliff vest after a three-year measurement performance cycle (the "Performance Cycle") which began on the first day of our 2011 Fiscal Year (January 30, 2011) and ends on the last day of our 2013 Fiscal Year (February 1, 2014). The number of Performance Shares earned will be based on our total shareholder return relative to the "Performance Group". The number of shares reflected in the table above are the "Target Shares", which means the number of shares of the Company's common stock the Named Executive Officer will earn (and receive) at the end of the Performance Cycle if the Company's results are in the middle (fiftieth percentile) of the Performance Group. On a sliding scale, the shares earned can vary as follows:

Percentile Ranking of Performance Group	Performance Shares Earned *
100%	200%
75%	150%
50%	100%
25%	25%
< 25%	0%

    *   As a percentage of Target Performance Shares shown in the 2011 LTI Awards table above.

(2)   The SARs have a grant price of $18.84 (the closing price of our common stock on March 29, 2011) and will vest on a pro rata basis over four years (i.e., 25% per year).

(3)   In general, the Restricted Stock will vest on a pro rata basis over four years (i.e., 25% per year). However, 5,308 shares of the Restricted Stock granted Mr. Hunter will cliff vest in three years (i.e., on March 29, 2014).

Performance Shares Earned in 2011 Upon Completion of the 2008 Performance Cycle

As the performance criteria for the three-year Performance Cycle that began on the first day of our 2008 Fiscal Year (February 3, 2008) and ended on the last day of our 2010 Fiscal Year (January 29, 2011) (the "2008 Performance Cycle") were met, the Named Executive Officers who were granted Performance Shares at the beginning of the 2008 Performance Cycle were issued shares of our common stock at 114.3% attainment of the Target Shares as follows:

	Target Shares		Performance Attainment	Payout	
Executive (1)	Target # Shares	Target $ Shares		# Shares Earned	$ Shares Earned
Mr. Hall	26,000	$486,720	114.3%	29,718	$556,321
Mr. Record	15,000	$280,800	114.3%	17,145	$320,954

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(1)   Messrs. Shein, Maloney and Hunter were not employed by the Company at the beginning of the 2008 Performance Cycle; therefore, they were not entitled to receive Performance Shares as a result of the completion of the 2008 Performance Cycle.

Significant Events Related to the Employment of our Named Executive Officers

Entry Into Employment Agreements

On January 10, 2011, we entered into an Employment Agreement with Mr. Shein for which he received a lump sum payment of $200,000. On April 11, 2011, we entered into Employment Agreements with Messrs. Hall, Record, Maloney and Hunter for which they received shares of Restricted Stock, with a three-year pro rata vesting period, as follows: Mr. Hall (50,000), Mr. Record (30,000), Mr. Maloney (30,000) and Mr. Hunter (8,000). A brief description of the terms and conditions of the Employment Agreements is found under "Executive Officer Employment Agreements" on page 37 of this Proxy Statement.

Vesting Period for Restricted Stock

In prior years Restricted Stock generally cliff vested at the end of three years. However, in their January 2011 meetings, the Committee and the Board decided that beginning with grants in Fiscal 2011 and subject to the discretion of the Board, Restricted Stock will generally vest pro-rata over a four year period (i.e., 25% per year).

Discontinuation of SARS

In their January 2012 meetings, the Committee and the Board decided to discontinue the use of SARs from the equity plan mix except in extraordinary circumstances. The Committee and the Board's target structure will be to award 45% of a given equity grant in Restricted Stock with a four year pro-rata vesting (i.e., 25% per year) and the remaining 55% in Performance Stock based on the Performance Group then in place. Hay Group, the Committee's compensation consultant, will collect competitive stock grant (dollar value) information to guide the Committee and the Board with respect to the magnitude of the equity award that should be granted to the Named Executive Officers.

Senior Executive Incentive Bonus Plan

In their January 2012 meetings, the Committee and the Board decided that, unlike in Fiscal 2011 and prior years, beginning in Fiscal 2012 the Named Executive Officers and other key senior executives will be tasked with specific business goals, which will account for a portion of their bonus opportunity within the Senior Executive Incentive Bonus Plan. Historically, a cash bonus under a Senior Executive Incentive Bonus Plan was awarded based only on the achievement of the full year Pre-Tax Earnings Targets and Comparable Store Sales. The Committee and the Board believe these parameters are important and that system should remain for at least half of the cash bonus earnings opportunity for the Named Executive Officers and other members of senior management. However, the Committee and the Board also believe that they can focus our executive officers and other members of senior management on accomplishing key business objectives within the given fiscal year which can support increased profits and shareholder return over a period of years.

Adoption of New Performance Group

In January 2012, our Board adopted a new Performance Group for the Company's 2012 fiscal year to measure the Company's relative performance with respect to comparable store sales for purposes of the Senior Executive Incentive Bonus Plan and the Company's total shareholder return for the purpose of awarding Performance Shares. Please see "Key Considerations in Setting Compensation-Adoption of New Performance Group" on page 25 of this Proxy Statement.

Resignation of Richard Maloney

On January 30, 2012, Richard Maloney, our Chief Merchandising Officer, resigned from the Company to pursue other interests. Mr. Maloney joined the Company in October 2008 and served as Chief Merchandising Officer since February 2010. On February 21, 2012, we entered into a Separation Agreement with Mr. Maloney. The approximate value of the transaction is $1,431,000. We intend to file a copy of the Separation Agreement as an Exhibit to our Form 10-Q for the period ending April 28, 2012. Please see "Transactions with Related Persons-Richard Maloney" on page 18 of this Proxy Statement.

Resignation of Andrew Hall

On March 28, 2012, Andrew Hall, our President and Chief Executive Officer, resigned from the Company to pursue other interests. Mr. Hall joined the Company in February 2006 as President and Chief Operating Officer and assumed the position of President and Chief Executive Officer in November 2008. Please see "Transactions with Related Persons-Andrew Hall" on page 18 of this Proxy Statement.

Appointment of Michael Glazer as President and Chief Executive Officer

On March 28, 2012, Michael Glazer, a Director of the Company, was appointed to the position of President and Chief Executive Officer on an interim basis. Biographical information concerning Mr. Glazer is provided in "Information Relating to Directors and Director Nominees-Board Composition" beginning on page 3 of this Proxy Statement. Mr. Glazer's base salary is $850,000, which was Mr. Hall's base salary at the time of his resignation.

Committee Actions in 2012 Concerning Named Executive Officer Compensation

Fiscal 2011 Overview

The Company's strategy for Fiscal 2011 was to build on its Fiscal 2010 achievements and to pursue meaningful sales and earnings growth. Total sales for the fiscal year increased 2.8% to $1,512 million and comparable store sales increased 0.5%. SG&A expenses achieved a 50 basis point improvement in the rate, while operating 27 net additional stores. The Company also managed inventory levels and ended the year with comparable store inventories up 1.7%. The Company's strong balance sheet and cash flow allowed the Company to increase its quarterly dividend rate by 20% and spend $110 million to repurchase 6.8 million shares of its common stock.

Operationally, the Company continued to make progress on a number of its strategic initiatives during 2011. The Company opened 28 new Goody's stores, rebranded 148 non-Goody's stores with the Goody's name and ended the year with 243 Goody's stores. The Company added 10 Estee Lauder and 10 Clinique counters throughout the year, which helped drive a comparable store sales increase of 9% in cosmetics. During the year, the Company moved forward on the development of an off-price concept, with the goal to leverage its small market expertise with a complementary format to its department store model. Steele's, its off-price concept, was launched November 1, 2011 with the opening of three stores.   The Company also expanded its eCommerce business in 2011 as the number of offerings on the eCommerce website has grown from less than 1,000 products at the beginning of the year to approximately 13,200 products at January 28, 2012. Total eCommerce sales reached $8.6 million for 2011. The Company also completed the roll-out of its markdown optimization tool.

The Company operated throughout the year as a financially sound company. However, the Company did not achieve the Threshold Pre-Tax Earnings and Comparable Store Sales parameters described under "Establishment of 2011 Senior Executive Incentive Bonus Plan" on page 31 of this Proxy Statement.

CEO Fiscal 2011 Performance and Compensation

The Committee focuses much of its time on CEO and senior executive compensation to assure that it reflects operating and financial performance and demonstrates our commitment to enforcing a strong pay for performance philosophy.

Mr. Hall and the management team responded to the economic and market conditions in Fiscal 2011 by focusing on the following: 27 net additional stores in Fiscal 2011, growing its eCommerce business, launching a new "off-price" division ("Steele's"), completion of the roll-out of the markdown optimization tool, strong inventory and expense controls, and aggressive promotional programs focused on our customer's needs. Corporate results in Fiscal 2011 included:

- total sales for the year increased 2.8% to $1,512 million and comparable store sales increased 0.5%;

- fiscal 2011 earnings were $31.0 million compared to $37.6 million in Fiscal 2010;

- SG&A expenses achieved a 50 basis point improvement in rate while operating 27 net additional stores;

- sales productivity by square footage increased and the net number of stores increased by 27 from 786 in 39 states to 813 in 40 states;

- the Company's eCommerce sales grew from $0.4 million in Fiscal 2010 to $8.6 million; and

- the Company successfully launched Steele's by opening 3 stores in 2 states.

On March 28, 2012, Mr. Hall resigned as President and Chief Executive Officer to pursue other interests.

Other Named Executive Officers Fiscal 2011 Performance and Compensation

Oded Shein. As Chief Financial Officer, Mr. Shein's responsibilities were to oversee the Company's finance functions, which include accounting, tax, treasury, financial planning and analysis, private label credit card program, loss prevention and investor relations. He was instrumental in the Company's fiscal management and the achievement of growth objectives. His financial expertise has added tremendous value to the Company.

The Committee believes that Mr. Shein performed well in Fiscal 2011.

As a result of Mr. Shein's performance in Fiscal 2011 and as an incentive for future performance, he was granted 10,000 Performance Shares and 8,200 shares of Restricted Stock on March 28, 2012.

Richard Maloney. On January 30, 2012, Mr. Maloney resigned as Chief Merchandising Officer to pursue other interests.

Edward Record. As Chief Operating Officer, Mr. Record's responsibilities were to (i) oversee real estate and store construction and (ii) oversee the Company's finance, information technology, internal audit, logistics, risk management and legal functions. He was instrumental in the Company's achievement of growth objectives including the increase of 27 net new stores in Fiscal 2011. He was also instrumental in the growth of the Company's eCommerce platform and the launching of Steele's in Fiscal 2011.

The Committee believes that Mr. Record performed well in Fiscal 2011.

As a result of Mr. Record's performance in Fiscal 2011 and as an incentive for future performance, he was granted 20,800 Performance Shares and 17,000 shares of Restricted Stock on March 28, 2012.

Steven Hunter. As Executive Vice President, Chief Information Officer, Mr. Hunter's responsibilities were to oversee all of the Company's technology strategies, investments and implementations. He was instrumental in the growth of the Company's eCommerce platform in Fiscal 2011 and in the successful launching of Steele's.

The Committee believes that Mr. Hunter performed well in Fiscal 2011.

As a result of Mr. Hunter's performance in Fiscal 2011 and as an incentive for future performance, he was granted 8,300 Performance Shares and 6,800 shares of Restricted Stock on March 28, 2012.

At their March 2012 meetings, the Compensation Committee and the Board took the following actions with respect to the compensation of the Company's Named Executive Officers:

Base Salaries

The Committee, with input from Hay Group with respect to market salary data of our Peer Group and based upon the Company's performance in Fiscal 2011, recommended to our Board, and our Board approved, the following base salaries for our Named Executive Officers in Fiscal 2012. The base salaries were adjusted effective April 2, 2012.

FISCAL 2012 BASE SALARIES

Executive	2011 Base Salary	2012 Base Salary	Base Salary Increase
Mr. Glazer (1)	N/A	$850,000	N/A
Mr. Shein	$350,000	$355,000	1.43%
Mr. Record	$572,000	$585,000	2.27%
Mr. Hunter	$400,000	$405,000	1.25%

_____

(1)   Although he is not a Named Executive Officer in this Proxy Statement, as our President and Chief Executive Officer, Mr. Glazer's base salary will be $850,000, which was Mr. Hall's base salary at the time of his resignation.

Based on Hay Group's analysis, it was determined that the base salaries of Mr. Glazer and our Named Executive Officers are generally at or below the median of our Peer Group.

2011 Bonus Plan Awards

The Company did not achieve the Threshold Pre-Tax Earnings and Comparable Store Sales parameters described under "Establishment of 2011 Senior Executive Incentive Bonus Plan" on page 31 of this Proxy Statement. Therefore, our Named Executive Officers were not entitled to, and were not paid, performance based bonuses under the 2011 Bonus Plan.

Long-Term Incentive Compensation Awards

The following long-term equity incentive ("LTI") awards were granted to our currently employed Named Executive Officers on March 28, 2012 in consideration of their 2011 performance and in recognition of their critical role in the future success and long-term growth of the Company:

2012 LTI AWARDS

Executive	Performance Shares (1)	Restricted Stock (2)
Mr. Shein	10,000	8,200
Mr. Record	20,800	17,000
Mr. Hunter	8,300	6,800

(1)   The Performance Shares cliff vest after a three-year measurement performance cycle (the "Performance Cycle") which began on the first day of the Company's 2012 Fiscal Year (January 29, 2012) and ends on the last day of the Company's 2014 Fiscal Year (January 31, 2015). The number of Performance Shares earned will be based on the Company's total shareholder return relative to the Fiscal 2012 Performance Group. The number of shares reflected in the table above are the "Target Shares", which means the number of shares of the Company's common stock the Named Executive Officer will earn (and receive) at the end of the Performance Cycle if the Company's results are in the middle (fiftieth percentile) of the Fiscal 2012 Performance Group.

(2)   The Restricted Stock will vest on a pro-rata basis over four years (i.e., 25% per year).

Executive Officer Employment Agreements

The Company has three-year, automatically renewable Employment Agreements (the "Agreements") with three of the Named Executive Officers (individually an "Executive"). Mr. Shein is employed as Executive Vice President, Chief Financial Officer; Mr. Record is employed as Chief Operating Officer; and Mr. Hunter is employed as Executive Vice President, Chief Information Officer. Prior to his resignation, Mr. Hall was employed as President and Chief Executive Officer and had a three-year renewable Employment Agreement. Prior to his resignation, Mr. Maloney was employed as Chief Merchandising Officer and had a three-year renewable Employment Agreement. The Agreements provide for a base salary and annual incentive (bonus) compensation. The Agreements also provide for perquisites such as an automobile allowance and a financial planning allowance and the Executive's participation in all other bonus and benefit plans available to executive officers of the Company. Provisions of the Agreements related to termination and Change in Control are discussed in "Potential Payments Upon Termination or Change In Control" beginning on page 49 of this Proxy Statement.

We filed copies of the Employment Agreements as Exhibits to our Quarterly Report on Form 10-Q for the period ending April 30, 2011, which we filed on June 9, 2011. The Employment Agreements can be reviewed on the SEC's EDGAR database at www.sec.gov.

Stock Ownership by Executive Officers

Our Board believes that an officer who has reached the level of Executive Vice President or above should be a shareholder and should have a financial stake in the Company. On March 29, 2011, the Board adopted a Stock Ownership and Retention Policy for Senior Management (the "Policy"). Among the provisions of the Policy are the following:

1. Target Ownership Level. On and after the later of (i) the fifth anniversary of his or her appointment as an Executive Vice President or higher of the Company, or (ii) March 29, 2016 (i.e., the fifth anniversary of the effective date of this Policy)(in either case, the "Target Date"), each executive officer of the Company must have developed and must thereafter maintain a stock ownership position in the Company (the "Target Ownership Level") with a minimum value (the "Value") as follows:

- A Target Ownership Level for the CEO having a Value equal to three times his or her base salary; and

- A Target Ownership Level for all other Executive Vice Presidents or higher having a Value equal to one times his or her base salary.

2. Eligible Stock. In determining whether the executive officer has achieved his or her Target Ownership Level, the executive officer may include the Value of any Stock owned outright or beneficially owned (e.g., trusts) and shares held in qualified and nonqualified benefit plans, in any event acquired by him or her (i) in open market purchases, (ii) from vested Restricted Stock, (iii) from net shares held following the exercise of Stock Options and Stock Appreciation Rights, (iv) from earned Performance Shares, and (v) from the purchase of Stock in any deferred compensation plan. The executive officer may also include the share value equivalents of gains on vested but unexercised Stock Options and Stock Appreciation Rights. Individual and joint holdings of Stock with an executive officer's spouse shall count toward achieving the Target Ownership Level.

3. Determination of Stock Value. For purposes of assessing compliance with this Policy, the "Value" of Stock means the greater of (i) the then current fair market value (as defined below) of such Stock held of record by an executive officer and his or her spouse, or (ii) the value of the Stock at the time of acquisition. The Compensation Committee may, in its sole discretion, determine the value of Stock other than those referenced in Section 2 above. For purposes of this paragraph, "fair market value" will mean the closing price of the Stock on the New York Stock Exchange for such date or, if there was no trading of the Stock on such date, for the next preceding date on which there was such trading.

4. Financial Hardship. In the event of a Financial Hardship (e.g., illness, tuition, mortgage), an executive officer, with the prior written consent of the Compensation Committee, may sell Company stock acquired by him or her (such approval would not include any shares of Company stock in any Company sponsored deferred compensation plan) which was acquired to satisfy the Target Ownership Level requirement of this Policy.

The Compensation Committee monitors annual progress toward achieving the Target Ownership Levels set forth in the Policy.

Tax, Accounting and Other Implications

Deductibility of Executive Compensation

Section 162(m) of the Internal Revenue Code of 1986, as amended, imposes a $1 million limit on the amount that a public company may deduct for compensation paid to the company's CEO or any of the company's three other most highly compensated executive officers (other than the Chief Financial Officer) who are employed as of the end of the year. This limitation does not apply to compensation that meets the requirements under Section 162(m) for "qualifying performance-based" compensation (i.e., compensation paid only if the individual's performance meets pre-established objective goals based on performance criteria approved by the shareholders.) The Committee's policy is to design compensation programs that further our best interests and those of our shareholders and that preserve the tax deductibility of compensation expenses.

Incentive bonuses paid to executive officers under our Senior Executive Incentive Bonus Plan and awards granted under our 2001 Plan and our 2008 Plan are designed to qualify as performance-based compensation. The Committee also believes, however, that it must maintain the flexibility to take actions that it deems to be in our best interests but which may not qualify for tax deductibility under Section 162(m). In this regard, if the amount of base salary for any of our executive officers exceeds $1 million, which is not anticipated to be the case, any amounts over $1 million will not be deductible for federal income tax purposes.

As required under the tax rules, the Company must obtain shareholder approval of the material terms of the performance goals for qualifying performance-based compensation every five years. We last requested and received shareholder approval in 2008. We are seeking shareholder approval at the 2012 Annual Meeting.

Committee Considerations

The Committee considered (i) the impact of the $1 million limit on the deductibility of non-performance based compensation imposed by Code Section 162(m), (ii) the accounting treatment of various types of equity-based compensation under Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") Topic 718, and (iii) the non-deductibility of excess parachute tax payments under Code Section 280G (and the related excise tax imposed on covered employees under Code Section 4999) in its design of executive compensation programs. In addition, the Committee considered other tax and accounting provisions in developing the compensation programs for our Named Executive Officers. These included the special rules applicable to non-qualified deferred compensation arrangements under Code Section 409A as well as the overall income tax rules applicable to various forms of compensation. While the Committee strives to compensate our Named Executive Officers in a manner that produces favorable tax and accounting treatment, its main objective is to develop fair, equitable and competitive compensation arrangements that appropriately motivate, reward and retain those executives.

Compensation Committee Report

The Compensation Committee has reviewed and discussed the Compensation Discussion and Analysis contained in this Proxy Statement with our management. Based on that review and discussion, the Compensation Committee recommended to our Board that the Compensation Discussion and Analysis be included in the Company's Annual Report on Form 10-K for 2011 and in this Proxy Statement.

Mr. Glazer was a member of the Compensation Committee during all of Fiscal 2011 and until March 28, 2012, at which time he became employed by the Company as our President and Chief Executive Officer on an interim basis. Since as an employee he is no longer deemed to be independent, as that term is defined by the NYSE and our Corporate Governance Guidelines, Mr. Glazer resigned from the Compensation Committee effective March 28, 2012, which is why this Compensation Committee Report is dated March 28, 2012.

This Compensation Committee Report is provided by the following Independent Directors as of March 28, 2012, who constituted all of the members of the Compensation Committee on that date, with the exception of Mr. Scozzafava, who did not become a Director and a member of the Compensation Committee until February 21, 2012 and who did not attend his first Compensation Committee meeting until March 27, 2012:

Earl J. Hesterberg (Chairman)
Alan J. Barocas
Michael L. Glazer

March 28, 2012

2011 SUMMARY COMPENSATION TABLE

The following table summarizes the compensation of our Named Executive Officers for our three fiscal years ended January 28, 2012 ("Fiscal 2011"), January 29, 2011 ("Fiscal 2010") and January 30, 2010 ("Fiscal 2009"), with the exception of Mr. Shein and Mr. Hunter, who were not Named Executive Officers in Fiscal 2009.

Named and Principal Position	Fiscal Year	Salary ($)	Bonus ($) (1)	Stock Awards ($) (2)	Option Awards ($) (3)	Non-Equity Incentive Plan Compensation ($) (4)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($) (5)	Total ($)
Andrew T. Hall	2011	841,346	-	2,207,765	595,265	-	(3,519)	175,667	3,816,524
President and	2010	791,346	-	496,250	719,000	630,000	89,709	150,398	2,876,703
Chief Executive Officer	2009	750,000	-	381,900	402,000	408,000	34,176	119,744	2,095,820
Oded Shein	2011	350,000	-	161,309	-	-	(1,086)	142,365	652,588
Executive Vice President,	2010	20,192 (6)	200,000	163,100	222,600	-	(16)	22,780	628,656
Chief Financial Officer									
Richard A. Maloney	2011	559,096	-	981,331	193,353	-	13	166,379	1,900,171
Chief Merchandising Officer	2010	547,116 (7)	-	720,500	587,000	336,875	1	280,597	2,472,089
	2009	475,000	-	190,950	180,900	193,800	53	156,276	1,196,979
Edward J. Record	2011	568,192	-	981,331	193,353	-	(17,156)	116,508	1,842,227
Chief Operating Officer	2010	540,442 (8)	-	720,500	587,000	336,875	90,659	102,774	2,378,250
	2009	460,000	-	190,950	180,900	203,300	85,191	182,570	1,302,911
Steven L. Hunter	2011	395,673	-	415,712	76,907	-	132	47,591	936,014
Executive Vice President,	2010	372,116 (9)	-	119,100	129,420	164,063	2,117	37,325	824,141
Chief Information Officer									

_____

(1) Any amounts shown in this column are discretionary cash bonuses awarded for performance in the fiscal year indicated, but paid during the subsequent fiscal year. In consideration for his decision to accept employment with the Company on January 10, 2011, Mr. Shein received a lump sum payment of $200,000.

(2) The amounts shown in this column reflect the grant date fair value for performance stock and restricted stock for the Named Executive Officers with respect to the fiscal year in accordance with FASB ASC Topic 718. Assumptions used in the calculation of these amounts are included in Note 9 to our audited consolidated financial statements for Fiscal 2011, Note 9 to our audited consolidated financial statements for Fiscal 2010 and Note 8 to our audited consolidated financial statements for Fiscal 2009 included in our Annual Reports on Form 10-K for those fiscal years. Further information regarding the 2011 awards is included in the "2011 Plan-Based Awards" and "2011 Outstanding Awards at Fiscal Year-End" tables later in this Proxy Statement. The grant date fair value of the performance-based awards reflected in this column (the "2011 Performance Shares") is the Target payout based on the probable outcome of the performance criteria, determined as of the grant date. The maximum potential values for the 2011 Performance Shares would be 200% of Target and would be as follows: Mr. Shein ($145,522), Mr. Record ($363,805), and Mr. Hunter ($145,522). As a result of his resignation, Mr. Maloney forfeited his 2011 and 2010 Performance Shares as well as his unvested restricted stock awards as of February 15, 2012. As a result of his resignation, Mr. Hall forfeited his 2011 and 2010 Performance Shares as well as his unvested restricted stock awards as of April 12, 2012.

(3) The amounts shown in this column reflect the grant date fair value for SARs for the Named Executive Officers with respect to the fiscal year in accordance with FASB ASC Topic 718. Assumptions used in the calculation of these amounts are included in Note 9 to our audited consolidated financial statements for Fiscal 2011, Note 9 to our audited consolidated financial statements for Fiscal 2010 and Note 8 to our audited consolidated financial statements for Fiscal 2009 included in our Annual Reports on Form 10-K for those fiscal years. Further information regarding the 2011 awards is included in the "2011 Plan-Based Awards" and "2011 Outstanding Awards at Fiscal Year-End" tables later in this Proxy Statement. As a result of his resignation,

Mr. Maloney forfeited his unvested SARs awards as of February 15, 2012. As a result of his resignation, Mr. Hall forfeited his unvested SARs awards as of April 12, 2012.

(4) Non-Equity Incentive Plan Compensation (performance based cash bonus) amounts include any amounts deferred under the Executive Deferred Compensation Plan. Amounts reflect performance based bonuses earned during the fiscal year covered (and paid during the subsequent fiscal year) under the applicable Senior Executive Incentive Bonus Plan.

(5) All other compensation includes deferred compensation matching contributions, auto allowances, estate planning allowances, insurance premiums and other compensation, as set forth in the 2011 All Other Compensation Table below.

(6) Mr. Shein joined the Company on January 10, 2011 at a base salary of $350,000.

(7) On February 15, 2010, Mr. Maloney was promoted to Chief Merchandising Officer. Mr. Maloney had been serving as President and Chief Operating Officer of our South Hill Division. In connection with his promotion, Mr. Maloney's base salary was increased from $475,000 to $550,000.

(8) On February 15, 2010, Mr. Record was promoted to Chief Operating Officer. Mr. Record had been serving as our Chief Financial Officer. In connection with his promotion, Mr. Record's base salary was increased from $460,000 to $550,000.

(9) On February 26, 2010, Mr. Hunter was promoted to Executive Vice President, Chief Information Officer. Mr. Hunter had been serving as Senior Vice President, Chief Information Officer. In connection with his promotion, Mr. Hunter's base salary was increased from $325,000 to $375,000.

2011 ALL OTHER COMPENSATION TABLE

The following table provides information concerning the compensation of our Named Executive Officers found in the "All Other Compensation" column of the 2011 Summary Compensation Table on page 40.

Name	Fiscal Year	Deferred Compensation Matching Contributions ($)	Auto Allowances ($)	Estate Planning Allowances ($)	Life Insurance Premiums ($)	Health Insurance Premiums ($)	Relocation Expense Reimbursements ($)	Tax Reimbursements ($)	Cell Phone Allowances ($)	Total ($)
Andrew T. Hall	2011	149,336	12,000	1,395	2,919	9,777	-	-	240	175,667
	2010	122,233	12,000	2,078	3,105	9,422	-	-	1,560	150,398
	2009	93,236	12,000	2,003	2,070	8,875	-	-	1,560	119,744
Oded Shein	2011	37,038	12,000	-	2,446	8,757	52,190	29,934	-	142,365
	2010	22,088	692	-	-	-	-	-	-	22,780
Richard A. Maloney	2011	91,557	12,000	5,165	8,450	7,354	26,445	15,168	240	166,379
	2010	76,164	12,000	6,500	8,041	7,168	137,117	32,047	1,560	280,597
	2009	52,032	12,000	3,742	7,107	6,755	43,743	29,337	1,560	156,276
Edward J. Record	2011	92,698	12,000	600	1,301	9,669	-	-	240	116,508
	2010	77,284	12,000	1,298	1,210	9,422	-	-	1,560	102,774
	2009	48,244	12,000	1,338	1,041	8,875	69,595	39,917	1,560	182,570
Steven L. Hunter	2011	19,975	12,000	4,585	1,361	9,669	-	-	-	47,591
	2010	12,094	11,769	3,292	1,105	9,065	-	-	-	37,325

2011 GRANTS OF PLAN-BASED AWARDS TABLE

The following table provides information concerning each grant of an award made to a Named Executive Officer in Fiscal 2011 under any plan. Definitions of Performance Shares, Restricted Stock and SARs as used in the footnotes to this table are found in the CD&A beginning on page 19 of this Proxy Statement.

		Estimated Future Payouts Under Non-Equity Incentive Plan Awards (1)			Estimated Future Payouts Under Equity Incentive Plan Awards (2)			All Other Stock Awards: Number of Shares of Stock or Units (#) (3)	All Other Options Awards: Number of Securities Underlying Options (#) (4)	Exercise or Base Price of Option Awards ($/Sh)	Grant Date Fair Value of Stock and Option Awards ($) (5)
Name	Grant Date	Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)				
Andrew T. Hall		212,500	850,000	1,700,000	-	-	-	-	-	-	-
	3/29/2011	-	-	-	5,625	22,500	45,000	-	-	-	564,525
	3/29/2011	-	-	-	-	-	-	-	68,500	18.84	595,265
	3/29/2011	-	-	-	-	-	-	36,000	-	-	678,240
	4/11/2011	-	-	-	-	-	-	50,000	-	-	965,000
Oded Shein		43,750	175,000	350,000	-	-	-	-	-	-	-
	3/29/2011	-	-	-	725	2,900	5,800	-	-	-	72,761
	3/29/2011	-	-	-	-	-	-	4,700	-	-	88,548
Richard A. Maloney		98,175	392,700	785,400	-	-	-	-	-	-	-
	3/29/2011	-	-	-	1,813	7,250	14,500	-	-	-	181,903
	3/29/2011	-	-	-	-	-	-	-	22,250	18.84	193,353
	3/29/2011	-	-	-	-	-	-	11,700	-	-	220,428
	4/11/2011	-	-	-	-	-	-	30,000	-	-	579,000
Edward J. Record		100,100	400,400	800,800	-	-	-	-	-	-	-
	3/29/2011	-	-	-	1,813	7,250	14,500	-	-	-	181,903
	3/29/2011	-	-	-	-	-	-	-	22,250	18.84	193,353
	3/29/2011	-	-	-	-	-	-	11,700	-	-	220,428
	4/11/2011	-	-	-	-	-	-	30,000	-	-	579,000
Steven L. Hunter		50,000	200,000	400,000	-	-	-	-	-	-	-
	3/29/2011	-	-	-	725	2,900	5,800	-	-	-	72,761
	3/29/2011	-	-	-	-	-	-	-	8,850	18.84	76,907
	3/29/2011	-	-	-	-	-	-	10,008	-	-	188,551
	4/11/2011	-	-	-	-	-	-	8,000	-	-	154,400

(1) Shown are the Threshold, Target and Maximum payouts for which each executive was eligible under our 2011 Senior Executive Incentive Bonus Plan (the "2011 Bonus Plan"). Amounts actually earned with respect to these awards are included in the 2011 Summary Compensation Table as Non-Equity Incentive Plan Compensation. Further detail regarding potential 2011 Bonus Plan awards can be found in "Establishment of 2011 Senior Executive Incentive Bonus Plan" beginning on page 31 and "2011 Bonus Plan Awards" on page 37 of this Proxy Statement.

(2) These columns reflect Performance Shares that vest over time in an amount depending on performance criteria. The Performance Shares will vest after a three-year Performance Cycle based on the Company's total shareholder return relative to the Performance Group, as described in the CD&A. As a result of his resignation, Mr. Maloney forfeited his 2011 Performance Shares. As a result of his resignation, Mr. Hall forfeited his 2011 Performance Shares.

The "Threshold" number of shares refers to the lowest number of shares of our common stock the Named Executive Officer can earn (and receive) at the end of the Performance Cycle if the results are at the twenty-fifth percentile of the Performance Group. Performance results below the twenty-fifth percentile at the end of the performance cycle will result in the executives earning no shares under this equity grant.

The "Target" number of shares refers to the number of shares of our common stock the Named Executive Officer can earn (and receive) at the end of the Performance Cycle if the results are at the fiftieth percentile of the Performance Group.

The "Maximum" number of shares refers to the number of shares of our common stock the Named Executive Officer can earn (and receive) at the end of the Performance Cycle if the results are at the one hundredth percentile of the Performance Group, which is twice the Target number of shares.

(3) This column reflects Restricted Stock. Restricted stock granted on March 29, 2011 vest ratably over a four-year period (i.e. 25% per year) and Restricted Stock granted on April 11, 2011 vest ratably over a three-year period (i.e. 33 1/3rd % per year). As a result of his resignation, Mr. Maloney forfeited his unvested restricted stock awards as of February 15, 2012. As a result of his resignation, Mr. Hall forfeited his unvested restricted stock awards as of April 12, 2012.

(4) This column reflects SARs. The SARs vest ratably over a four-year period (i.e., 25% per year). As a result of his resignation, Mr. Maloney forfeited his unvested SARs awards as of February 15, 2012. As a result of his resignation, Mr. Hall forfeited his unvested SARs awards as of April 12, 2012.

(5) The grant date fair value of the performance-based awards reflected in this column (the "Performance Shares") is the Target payout based on the probable outcome of the performance criteria, determined as of the grant date. As a result of his resignation, Mr. Maloney forfeited his 2011 Performance Shares.   As a result of his resignation, Mr. Hall forfeited his 2011 Performance Shares.

2011 OUTSTANDING EQUITY AWARDS AT FISCAL YEAR-END TABLE

The following table provides information, on an award by award basis, concerning unexercised options, stock that has not vested, and equity incentive plan awards for each Named Executive Officer outstanding as of the end of Fiscal 2011. As a result of his resignation, Mr. Maloney forfeited all awards that had not vested as of February 15, 2012. As a result of his resignation, Mr. Hall forfeited all awards that had not vested as of April 12, 2012. Market value is computed using the closing market price of our common stock on January 27, 2012, the last trading day prior to the end of our last completed fiscal year ($15.80).

	Options/SARs Awards					Stock Awards			
Name	Number of Securities Underlying Unexercised Options/SARs Exercisable (#)	Number of Securities Underlying Unexercised Options/SARs Unexercisable (#) (1)	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options /SARs (#)	Option/ SARs Exercise Price ($/Sh)	Option/ SARs Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#) (2)	Market Value of Shares or Units of Stock That Have Not Vested ($)	Equity Incentive Plans Awards: Number of Unearned Shares, Units, or Other Rights That Have Not Vested (#) (3)	Equity Incentive Plans Awards: Market or Payout Value of Unearned Shares, Units, or Other Rights That Have Not Vested ($)
Andrew T. Hall	150,000	-	-	18.74	2/20/2013	-	-	-	-
	50,000	-	-	22.96	3/28/2014	-	-	-	-
	64,500	21,500	-	15.87	3/28/2015	-	-	-	-
	75,000	25,000	-	7.07	11/3/2015	-	-	-	-
	50,000	50,000	-	9.77	3/27/2016	-	-	-	-
	25,000	75,000	-	15.50	3/26/2017	-	-	-	-
	-	68,500	-	18.84	3/29/2018				
	-	-	-	-	-	86,000	1,358,800	47,500	750,500
Oded Shein	-	30,000	-	16.31	1/10/2018	-	-	-	-
	-	-	-	-	-	14,700	232,260	2,900	45,820
Richard A. Maloney	75,000	25,000	-	11.03	10/6/2015	-	-	-	-
	22,500	22,500	-	9.77	3/27/2016	-	-	-	-
	25,000	75,000	-	12.94	2/15/2017	-	-	-	-
	-	22,250	-	18.84	3/29/2018	-	-	-	-
	-	-	-	-	-	66,700	1,053,860	27,250	430,550
Edward J. Record	100,000	-	-	19.96	5/14/2014	-	-	-	-
	33,750	11,250	-	15.87	3/28/2015	-	-	-	-
	22,500	22,500	-	9.77	3/27/2016	-	-	-	-
	25,000	75,000	-	12.94	2/15/2017	-	-	-	-
	-	22,250	-	18.84	3/29/2018	-	-	-	-
	-	-	-	-	-	66,700	1,053,860	27,250	430,550
Steven L. Hunter	11,250	3,750	-	13.26	6/2/2015	-	-	-	-
	7,500	7,500	-	9.77	3/27/2016	-	-	-	-
	4,500	13,500	-	15.50	3/26/2017	-	-	-	-
	-	8,850	-	18.84	3/29/2018	-	-	-	-
	-	-	-	-	-	18,008	284,526	8,900	140,620

(1) All SARs have vested. The future vesting dates of the SARs are as follows:

Name	Number of SARs (#)	Vesting Date
Andrew T. Hall	25,000	3/26/2012
	25,000	3/27/2012
	21,500	3/28/2012
	17,125	3/29/2012
	25,000	11/3/2012
	25,000	3/26/2013
	25,000	3/27/2013
	17,125	3/29/2013
	25,000	3/26/2014
	17,125	3/29/2014
	17,125	3/29/2015
Oded Shein	15,000	1/10/2013
	7,500	1/10/2014
	7,500	1/10/2015
Richard A. Maloney	25,000	2/15/2012
	11,250	3/27/2012
	5,562	3/29/2012
	25,000	10/6/2012
	25,000	2/15/2013
	11,250	3/27/2013
	5,563	3/29/2013
	25,000	2/15/2014
	5,562	3/29/2014
	5,563	3/29/2015
Edward J. Record	25,000	2/15/2012
	11,250	3/27/2012
	11,250	3/28/2012
	5,562	3/29/2012
	25,000	2/15/2013
	11,250	3/27/2013
	5,563	3/29/2013
	25,000	2/15/2014
	5,562	3/29/2014
	5,563	3/29/2015
Steven L. Hunter	4,500	3/26/2012
	3,750	3/27/2012
	2,212	3/29/2012
	3,750	06/2/2012
	4,500	3/26/2013
	3,750	3/27/2013
	2,213	3/29/2013
	4,500	3/26/2014
	2,212	3/29/2014
	2,213	3/29/2015

(2)   The future vesting dates of Restricted Stock are as follows:

Name	Number of Restricted Stock (#)	Vesting Date
Andrew T. Hall	9,000	3/29/2012
	16,667	4/11/2012
	9,000	3/29/2013
	16,666	4/11/2013
	9,000	3/29/2014
	16,667	4/11/2014
	9,000	3/29/2015
Oded Shein	1,175	3/29/2012
	1,175	3/29/2013
	10,000	1/10/2014
	1,175	3/29/2014
	1,175	3/29/2015
Richard A. Maloney	2,925	3/29/2012
	10,000	4/11/2012
	25,000	2/15/2013
	2,925	3/29/2013
	10,000	4/11/2013
	2,925	3/29/2014
	10,000	4/11/2014
	2,925	3/29/2015
Edward J. Record	2,925	3/29/2012
	10,000	4/11/2012
	25,000	2/15/2013
	2,925	3/29/2013
	10,000	4/11/2013
	2,925	3/29/2014
	10,000	4/11/2014
	2,925	3/29/2015
Steven L. Hunter	1,175	3/29/2012
	2,667	4/11/2012
	1,175	3/29/2013
	2,666	4/11/2013
	1,175	3/29/2014
	5,308	3/29/2014
	2,667	4/11/2014
	1,175	3/29/2015

(3) Reflects Target amount of Performance Shares, which cliff vest after a three-year Performance Cycle based on our total shareholder return relative to the Performance Group, as described in the CD&A. The vesting dates of these Performance Shares are as follows:

Name	Number of Performance Shares (#)	Vesting Date
Andrew T. Hall	25,000	2/2/2013
	22,500	2/1/2014
Oded Shein	2,900	2/1/2014
Richard A. Maloney	20,000	2/2/2013
	7,250	2/1/2014
Edward J. Record	20,000	2/2/2013
	7,250	2/1/2014
Steven L. Hunter	6,000	2/2/2013
	2,900	2/1/2014

2011 OPTION EXERCISES AND STOCK VESTED TABLE

The following table provides information concerning each exercise of stock options, stock appreciation rights and similar instruments, and each vesting of stock, including restricted stock, restricted stock units and similar instruments, during Fiscal 2011 for each of our Named Executive Officers on an aggregated basis.

	Options/SARs Awards		Stock Awards	
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($) (1)
Andrew T. Hall	-	-	59,718 (2)	990,571
Oded Shein	-	-	-	-
Richard A. Maloney	-	-	30,000 (3)	439,800
Edward J. Record	-	-	17,145 (4)	320,954
Steven L. Hunter	-	-	5,000 (3)	86,300

_____

(1) Based on the average of the high and low market price of our common stock on the date of issuance.

(2) Reflects shares earned on the 2008 Performance Shares and Restricted Stock that vested during Fiscal 2011.

(3) Reflects Restricted Stock vested during Fiscal 2011.

(4) Reflects shares earned on the 2008 Performance Shares.

2011 PENSION BENEFITS TABLE

None of our Named Executive Officers were participants under the defined benefit plan sponsored by the Company as it was closed to new participants and was frozen effective June 30, 1998.

2011 NONQUALIFIED DEFERRED COMPENSATION TABLE

The following table provides Fiscal 2011 information with respect to each defined contribution or other plan that provides for the deferral of compensation on a basis that is not tax-qualified to a Named Executive Officer.

Name	Executive Contributions in Last Fiscal Year ($) (1)	Registrant Contributions in Last Fiscal Year ($)	Aggregate Earnings in Last Fiscal Year ($)	Aggregate Withdrawals/ Distributions ($)	Aggregate Balance at Last FYE ($)
Andrew T. Hall	149,336	149,336	(3,519)	-	1,252,932
Oded Shein	37,324	37,038	(1,086)	-	117,436
Richard A. Maloney	91,557	91,557	13	-	483,013
Edward J. Record	204,469	92,698	(17,156)	-	948,104
Steven L. Hunter	19,975	19,975	132	-	68,623

(1) Included in the amount reported in the 2011 Summary Compensation Table.

Retirement Benefits

Deferred Compensation Plan

We provide a deferred compensation plan (the "Deferred Compensation Plan") that provides executives and certain officers with the opportunity to participate in an unfunded, deferred compensation program that is not qualified under the Internal Revenue Code of 1986, as amended (the "Code"). Generally the Code and the Employee Retirement Income Security Act of 1974, as amended, restrict contributions to a 401(k) plan by highly compensated employees. The Deferred Compensation Plan is intended to allow participants to defer income on a pre-tax basis. Under the Deferred Compensation Plan, participants may defer up to 50% of their base salary and up to 100% of their bonus and earn a rate of return based on actual investments chosen by each participant. We have established a grantor trust for the purpose of holding assets to provide benefits to the participants. We will match 100% of each participant's contributions, up to 10% of the sum of their base salary and bonus.

The Named Executive Officers have the opportunity to allocate the investment of the funds in their Participant Employee Account among sixteen investment options, including a Company Stock Investment Option. In the case of the Company Stock Investment Option, the Deferred Compensation Plan provides the opportunity for increased pre-tax shareholding.

401(k) Savings Plan

We have a contributory 401(k) savings plan (the "401(k) Plan") covering substantially all qualifying employees. Under the 401(k) Plan, participants may contribute up to 25% of their qualifying earnings, subject to certain restrictions. We currently match 50% of each participant's contributions, up to 6% of each participant's compensation under the 401(k) Plan. We may make discretionary bi-weekly matching contributions during the year.

Frozen Defined Benefit Plan

We sponsor a defined benefit plan, which covers substantially all employees who had met eligibility requirements and were enrolled prior to June 30, 1998 (the "Stage Plan"). The Stage Plan was frozen effective June 30, 1998. None of our Named Executive Officers are participants in the Stage Plan.

Potential Payments Upon Termination or Change In Control

In General

The tables below reflect the amount of compensation to be paid to each of our Named Executive Officers in the event of termination of that executive's employment under different circumstances pursuant to the terms of their Employment Agreements. Specific information concerning the resignation of Mr. Maloney is found under "Transactions with Related Persons-Richard Maloney" on page 18 of this Proxy Statement and under "Significant Events Related to the Employment of Our Named Executive Officers-Resignation of Richard Maloney" on page 34 of this Proxy Statement. Specific information concerning the resignation of Mr. Hall is found under "Transactions with Related Persons-Andrew Hall" on page 18 of this Proxy Statement and under "Significant Events Related to the Employment of Our Named Executive Officers-Resignation of Andrew Hall" on page 34 of this Proxy Statement.

Generally, under the post-termination arrangements described below, other than pursuant to a termination without Good Cause or by the executive for Good Reason, as defined on page 57 or pursuant to a Change in Control, as defined on page 57, a Named Executive Officer who terminates his employment, or whose employment is terminated, is entitled to receive solely those amounts earned by the Named Executive Officer through the date of termination.

The amount of compensation payable to each Named Executive Officer upon (i) termination without Good Cause or by the executive for Good Reason, (ii) termination without Good Cause or by the executive for Good Reason after a Change in Control, (iii) termination by the Company for Good Cause or by the executive without Good Reason, (iv) retirement, (v) death or (vi) disability, is shown below. The amounts shown assume that the termination was effective as of January 28, 2012, and thus include amounts earned through that date and are estimates of the amounts that would be paid out to the executives upon their termination. The dollar value of stock-based compensation is calculated using the closing share price of our common stock on Friday, January 27, 2012, the last trading day prior to the end of Fiscal 2011, which was $15.80. The actual amounts to be paid out can only be determined at the time of the Named Executive Officer's separation from the Company.

Payments Made Upon Termination

Depending upon the manner in which a Named Executive Officer's employment terminates, he may be entitled to receive the following payments and benefits:

- any base salary and fringe benefits earned and unpaid through the date of termination;

- severance pay equal to a multiple of the executive's base salary plus the executive's annual bonus target amount;

- any incentive (performance) bonus for the fiscal year in which the termination occurs pro-rated through the date of termination provided the Board determines, in good faith, that the executive would have been entitled to receive a performance bonus for the fiscal year in which the termination occurred;

- continuation of medical and dental insurance ("Fringe Benefits") under which the executive is participating for a specified period;

- payment for outplacement services up to a specified maximum amount;

- payment for financial/estate planning ("Financial Planning") up to a specified maximum amount;

- amounts accrued and vested through the Deferred Compensation Plan; and

- vesting of outstanding Stock Options, SARs, Restricted Stock and Performance Shares.

The Named Executive Officers will not receive any compensation for any unused vacation days and upon termination of employment for any reason, any unused vacation days will be forfeited.

Payments Made Upon Termination Without Good Cause or by the Executive For Good Reason

The following table shows the amounts payable to each of our Named Executive Officers assuming that we terminated him without Good Cause or that he terminated his employment agreement for Good Reason on January 28, 2012.

Name	Severance	Incentive Bonus ($)	Fringe Benefits ($) (1)	Max Outplacement ($)	Max Financial Planning ($)	Pension and Deferred Compensation ($)	Stock Options, SARs, Restricted Stock and Performance Shares ($)
Mr. Hall	$3.4 million	Amount earned and prorated through date of termination	$34,404	Provided for up to 1 year with $15,000 maximum	None	(2)	All unvested awards are forfeited.
Mr. Shein	$0.5 million	Amount earned and prorated through date of termination	$17,458	Provided for up to 1 year with $15,000 maximum	None	(2)	All unvested awards are forfeited.
Mr. Maloney	$1.4 million	Amount earned and prorated through date of termination	$22,200	Provided for up to 1 year with $15,000 maximum	None	(2)	All unvested awards are forfeited.
Mr. Record	$1.5 million	Amount earned and prorated through date of termination	$25,666	Provided for up to 1 year with $15,000 maximum	None	(2)	All unvested awards are forfeited.
Mr. Hunter	$0.6 million	Amount earned and prorated through date of termination	$17,111	Provided for up to 1 year with $15,000 maximum	None	(2)	All unvested awards are forfeited.

———————————————

(1) The amount shown reflects the estimated premiums to be paid by the Company on behalf of the Named Executive Officer for medical and dental insurance.

(2) Please see the 2011 Pension Benefits Table and the 2011 Nonqualified Deferred Compensation Table for these amounts.

Payments Made Upon Termination Without Good Cause or by the Executive For Good Reason After a Change In Control

The following table shows the amounts payable to each of our Named Executive Officers assuming that we terminated him without Good Cause or that he terminated his employment agreement for Good Reason on January 28, 2012 as a result of a Change In Control.

Payments that a Named Executive Officer would be entitled to receive under a Change in Control are not considered by the Compensation Committee when making annual compensation decisions for the Named Executive Officers and do not factor into decisions made by the Company regarding other compensation elements. Rather, these provisions in the employment agreements are intended to help provide us with continuity of management and continued focus on the business by senior management in the event of a Change In Control.

Name	Severance	Incentive Bonus ($)	Fringe Benefits ($) (1)	Max Outplacement ($)	Max Financial Planning ($)	Pension and Deferred Compensation ($)	Stock Options, SARs, Restricted Stock and Performance Shares ($)
Mr. Hall	$5.1 million	Amount earned and prorated through date of termination	$51,606	Provided for up to 1 year with $15,000 maximum	Provided for up to 3 years with $10,000 annual maximum	(2)	Unvested Stock Options, SARs and Restricted Stock automatically vest; all Performance Shares are vested at target level and are payable to the Executive within 30 days of the effective date of the Change in Control.
Mr. Shein	$1.1 million	Amount earned and prorated through date of termination	$34,916	Provided for up to 1 year with $15,000 maximum	Provided for 2 years with $5,000 annual maximum	(2)	Unvested Stock Options, SARs and Restricted Stock automatically vest; all Performance Shares are vested at target level and are payable to the Executive within 30 days of the effective date of the Change in Control.
Mr. Maloney	$2.9 million	Amount earned and prorated through date of termination	$44,400	Provided for up to 1 year with $15,000 maximum	Provided for 3 years with $7,500 annual maximum	(2)	Unvested Stock Options, SARs and Restricted Stock automatically vest; all Performance Shares are vested at target level and are payable to the Executive within 30 days of the effective date of the Change in Control.
Mr. Record	$2.9 million	Amount earned and prorated through date of termination	$51,332	Provided for up to 1 year with $15,000 maximum	Provided for 3 years with $7,500 annual maximum	(2)	Unvested Stock Options, SARs and Restricted Stock automatically vest; all Performance Shares are vested at target level and are payable to the Executive within 30 days of the effective date of the Change in Control.
Mr. Hunter	$1.2 million	Amount earned and prorated through date of termination	$34,222	Provided for up to 1 year with $15,000 maximum	Provided for 2 year with $5,000 annual maximum	(2)	Unvested Stock Options, SARs and Restricted Stock automatically vest; all Performance Shares are vested at target level and are payable to the Executive within 30 days of the effective date of the Change in Control.

(1) The amount shown reflects the estimated premiums to be paid by the Company on behalf of the Named Executive Officer for medical and dental insurance.

(2) Please see the 2011 Pension Benefits Table and the 2011 Nonqualified Deferred Compensation Table for these amounts.

Payments Made Upon Termination by the Company for Good Cause or by the Executive without Good Reason

The following table shows the amounts payable to each of our Named Executive Officers assuming that we terminated him for Good Cause or that he terminated his employment without Good Reason on January 28, 2012.

Name	Severance	Incentive Bonus ($)	Fringe Benefits ($)	Max Outplacement ($)	Max Financial Planning ($)	Pension and Deferred Compensation ($)	Stock Options, SARs, Restricted Stock and Performance Shares ($)
Mr. Hall	None	None	None	None	None	(1)	All unvested awards are forfeited.
Mr. Shein	None	None	None	None	None	(1)	All unvested awards are forfeited.
Mr. Maloney	None	None	None	None	None	(1)	All unvested awards are forfeited.
Mr. Record	None	None	None	None	None	(1)	All unvested awards are forfeited.
Mr. Hunter	None	None	None	None	None	(1)	All unvested awards are forfeited.

_____

(1) Please see the 2011 Pension Benefits Table and the 2011 Nonqualified Deferred Compensation Table for these amounts.

Payments Made Upon Retirement

The following table shows the amounts payable to each of our Named Executive Officers assuming that he retired as of January 28, 2012.

Name	Severance	Incentive Bonus ($)	Fringe Benefits ($)	Max Outplacement ($)	Max Financial Planning ($)	Pension and Deferred Compensation ($)	Stock Options, SARs, Restricted Stock and Performance Shares ($)
Mr. Hall	None	None	None	None	None	(1)	Unvested Stock Options, SARs and Restricted Stock fully vest and are exercisable within one year from termination date; all Performance Shares are vested at target level and are payable to the Executive.
Mr. Shein	None	None	None	None	None	(1)	Unvested Stock Options, SARs and Restricted Stock fully vest and are exercisable within one year from termination date; all Performance Shares are vested at target level and are payable to the Executive.
Mr. Maloney	None	None	None	None	None	(1)	Unvested Stock Options, SARs and Restricted Stock fully vest and are exercisable within one year from termination date; all Performance Shares are vested at target level and are payable to the Executive.
Mr. Record	None	None	None	None	None	(1)	Unvested Stock Options, SARs and Restricted Stock fully vest and are exercisable within one year from termination date; all Performance Shares are vested at target level and are payable to the Executive.
Mr. Hunter	None	None	None	None	None	(1)	Unvested Stock Options, SARs and Restricted Stock fully vest and are exercisable within one year from termination date; all Performance Shares are vested at target level and are payable to the Executive.

_____

(1) Please see the 2011 Pension Benefits Table and the 2011 Nonqualified Deferred Compensation Table for these amounts.

Payments Made Upon Death

The following table shows the amounts payable to each of our Named Executive Officers assuming that his employment was terminated as a result of death as of January 28, 2012.

Name	Severance	Incentive Bonus ($)	Fringe Benefits ($)	Max Outplacement ($)	Max Financial Planning ($)	Pension and Deferred Compensation ($)	Stock Options, SARs, Restricted Stock and Performance Shares ($)
Mr. Hall	None	None	None	None	None	(1)	Unvested Stock Options, SARs and Restricted Stock fully vest and are exercisable within one year from termination date; all Performance Shares are vested at target level and are payable to the Executive.
Mr. Shein	None	None	None	None	None	(1)	Unvested Stock Options, SARs and Restricted Stock fully vest and are exercisable within one year from termination date; all Performance Shares are vested at target level and are payable to the Executive.
Mr. Maloney	None	None	None	None	None	(1)	Unvested Stock Options, SARs and Restricted Stock fully vest and are exercisable within one year from termination date; all Performance Shares are vested at target level and are payable to the Executive.
Mr. Record	None	None	None	None	None	(1)	Unvested Stock Options, SARs and Restricted Stock fully vest and are exercisable within one year from termination date; all Performance Shares are vested at target level and are payable to the Executive.
Mr. Hunter	None	None	None	None	None	(1)	Unvested Stock Options, SARs and Restricted Stock fully vest and are exercisable within one year from termination date; all Performance Shares are vested at target level and are payable to the Executive.

(1) Please see the 2011 Pension Benefits Table and the 2011 Nonqualified Deferred Compensation Table for these amounts.

Payments Made Upon Disability

The following table shows the amounts payable to each of our Named Executive Officers assuming that his employment was terminated as a result of disability as of January 28, 2012.

Name	Severance	Incentive Bonus ($)	Fringe Benefits ($)	Max Outplacement ($)	Max Financial Planning ($)	Pension and Deferred Compensation ($)	Stock Options, SARs, Restricted Stock and Performance Shares ($)
Mr. Hall	None	None	None	None	None	(1)	Unvested Stock Options, SARs and Restricted Stock fully vest and are exercisable within one year from termination date; all Performance Shares are vested at target level and are payable to the Executive.
Mr. Shein	None	None	None	None	None	(1)	Unvested Stock Options, SARs and Restricted Stock fully vest and are exercisable within one year from termination date; all Performance Shares are vested at target level and are payable to the Executive.
Mr. Maloney	None	None	None	None	None	(1)	Unvested Stock Options, SARs and Restricted Stock fully vest and are exercisable within one year from termination date; all Performance Shares are vested at target level and are payable to the Executive.
Mr. Record	None	None	None	None	None	(1)	Unvested Stock Options, SARs and Restricted Stock fully vest and are exercisable within one year from termination date; all Performance Shares are vested at target level and are payable to the Executive.
Mr. Hunter	None	None	None	None	None	(1)	Unvested Stock Options, SARs and Restricted Stock fully vest and are exercisable within one year from termination date; all Performance Shares are vested at target level and are payable to the Executive.

_____

(1) Please see the 2011 Pension Benefits Table and the 2011 Nonqualified Deferred Compensation Table for these amounts.

Timing of Payments

The payments reflected in the foregoing tables will be paid as follows:

- Severance payment will be made to the executive in regular payroll payments throughout the severance period;

- Incentive bonus payments will be made to the executive in a lump sum on or before April 1 following the end of the fiscal year in which the termination occurred;

- Fringe Benefits will be provided in accordance with our standard policies and practices;

- Outplacement payments will be made directly to the entity providing outplacement services following receipt of an invoice or statement from the entity providing the outplacement services;

- Financial Planning reimbursements will be made in accordance with our or our successor's policies and procedures; and

- Pension and Deferred Compensation payments will be made in accordance with the provisions of the respective plan.

Termination

In General. The Employment Agreements of our Named Executive Officers provide (and provided in the case of Messrs. Hall and Maloney) that if the Executive is terminated by us for Good Cause (as defined below), the Executive will be entitled to receive any base salary earned and unpaid, and certain fringe benefits accrued and unpaid, through the date of termination, and the Executive will automatically forfeit any unvested stock options, warrants or similar rights as of the date of termination.

If the Executive is terminated by us without Good Cause or terminates his employment for Good Reason (as defined below), the Executive will be entitled to receive: (i) earned and unpaid Base Salary, and certain fringe benefits accrued and unpaid through the date of termination, (ii) an amount equal to two times in the case of Mr. Hall, one and one-half times in the case of Messrs. Record and Maloney, and one time in the case of Messrs. Shein and Hunter the aggregate of (x) his Base Salary plus (y) the Incentive Compensation at the Target Rate (as defined below) in effect as of the date of termination, (iii) the Incentive Compensation for the fiscal year in which the termination occurs pro-rated through the date of termination; provided, however, the Executive will not receive any portion of the Incentive Compensation unless the Board determines that the Executive would have been entitled to receive any Incentive Compensation for the fiscal year in which the termination occurred as set forth in the Employment Agreement, (iv) continuation of certain fringe benefits to which the Executive is participating as of the date of termination for a period of 24 months in the case of Mr. Hall, 18 months for Messrs. Record and Maloney and 12 months in the case of Messrs. Shein and Hunter from the date of termination, and (v) payment of outplacement services for a period of 12 months from the date of termination with payments not to exceed $15,000, and the Executive will automatically forfeit any unvested stock options, warrants or similar rights in the Company as of the date of termination.

If the Executive terminates his employment without Good Reason, the Executive will be entitled to receive any base salary earned and unpaid, and certain fringe benefits accrued and unpaid, through the date of termination, and the Executive will automatically forfeit any unvested stock options, warrants or similar rights as of the date of termination.

Change in Control. If a Change in Control (as defined below) occurs, and during the period beginning 6 months before and ending 24 months after the Change in Control, we or our successor terminates the Employment Agreement without Good Cause or the Executive terminates his employment with us or our successor with Good Reason, the Executive will be entitled to receive any base salary earned and unpaid, and certain fringe benefits accrued and unpaid, through the date of the Change in Control or termination, and the following:

(i)   an amount equal to three times (two times in the case of Messrs. Shein and Hunter) the aggregate of the base salary plus the Incentive Compensation at the Target Rate in effect as of the date of the Change in Control or termination;

(ii)   the Incentive Compensation for the fiscal year in which the Change in Control or termination occurs pro-rated through the date of the Change in Control or termination;

(iii)   continuation of certain fringe benefits to which the Executive is participating as of the date of Change in Control or termination for a period of 36 months (24 months in the case of Messrs. Shein and Hunter) from the date of the Change in Control or termination;

(iv)   payment of outplacement services for a period of 12 months from the date of the Change in Control or termination with payments not to exceed $15,000; and

(v)   continuation of the financial planning allowance for a period of 36 months (24 months in the case of Messrs. Shein and Hunter) from the date of the Change in Control or termination, with payments not to exceed $10,000 for any 12 month period in the case of Mr. Hall, $7,500 for any 12 month period in the case of Messrs. Record and Maloney, and $5,000 for any 12 month period in the case of Messrs. Shein and Hunter.

In addition, all the Executive's stock options, warrants or similar rights will immediately become fully and completely vested and exercisable as of the date of the Change in Control or termination and we or our successor shall be obligated to compensate the Executive for any options or rights the Executive does not exercise within 60 days of the date of the Change in Control or termination at the price and in the manner described in the Employment Agreement.

No Gross-Up Payments.   If any payment to the Executive due to a Change in Control subjects the Executive to any excise tax, we will not pay to the Executive a gross-up payment to compensate the Executive for the amount of the excise tax.

Defined Terms.   Definitions for some of the terms used in this discussion in the order they are first used are as follows:

"Good Cause" means (i) the Executive's criminal conviction of a felony by a federal or state court of competent jurisdiction including any plea of guilty or no contest; (ii) a material and significant act of dishonesty by the Executive relating to the Company; (iii) a failure to comply with the Company's "Code of Ethics and Business Conduct" policy; or (iv) the Executive's failure to follow a direct, reasonable and lawful order from the Company's Board within the reasonable scope of his position, which failure, if remediable, is not remedied within thirty (30) days after written notice to the Executive.

"Good Reason" shall exist if, without the Executive's express written consent, the Company: (i) materially reduces or decreases the Executive's Base Salary or Incentive Compensation opportunity level from the level in effect on the Effective Date of the Employment Agreement (or some subsequent higher level put into effect by the Board subsequent to the Effective Date of the Employment Agreement), unless such reduction or decrease is in connection with an across-the-board reduction or decrease in the Base Salaries or Incentive Compensation opportunity levels of all the Company's other senior level executives, (ii) willfully fails to include the Executive in any incentive compensation plans, bonus plans, or other plans and benefits provided by the Company to other executive level executives, (iii) materially reduces, decreases or diminishes the nature, status or duties and responsibilities of the Executive's position from those in effect on the Effective Date of the Employment Agreement, and such reduction, decrease or diminution is not reasonably related to or the result of an adverse change in the Executive's performance of assigned duties and responsibilities, (iv) hires an executive senior to the Executive; or (v) requires the Executive to (A) regularly perform the duties and responsibilities of his position at, or (B) relocate the Executive's principal place of employment to, a location which is more than fifty (50) miles from the location of the Executive's principal place of employment as of the Effective Date of the Employment Agreement.   Notwithstanding the above, Good Reason shall not include the death, disability or voluntary retirement of the Executive or any other voluntary action taken by or agreed to by the Executive related to his position or his employment with the Company or its Subsidiaries.

"Change in Control" shall be deemed to have occurred:

(a)   on such date within the 12-month period following the date that any one person, or more than one person acting as a group (as defined in §1.409A 3(i)(5)(v)(B) of the Treasury Regulations), acquires ownership of stock that represents twenty-five percent (25%) or more of the combined voting power of the Company's then outstanding securities (the "Trigger Date"), that a majority of the individuals who, as of the Trigger Date, constitute the Board (the "Incumbent Board") are replaced by new members whose appointment or election is not endorsed by a majority of the members of the Incumbent Board before the date of such appointment or election;

(b) as of the date that any one person, or more than one person acting as a group (as defined in §1.409A-3(i)(5)(v)(B) of the Treasury Regulations), acquires ownership of stock that, together with stock held by such person or group, constitutes more than 50% of either (1) the then outstanding shares of common stock of the Company or (2) the combined voting power of the then outstanding voting securities of the Company entitled to vote generally in the election of directors; provided, however, if any one person or more than one person acting as a group, is considered to own more than fifty percent (50%) of the total fair market value or total voting power of the stock of the Company, the acquisition of additional stock by the same person or persons shall not be considered to cause a Change in Control; or

(c) the date any one person, or more than one person acting as a group (as defined in §1.409A-3(i)(5)(v)(B) of the Treasury Regulations), acquires (or has acquired during the 12-month period ending on the date of the most recent acquisition by such person or persons) all, or substantially all, of the assets of the Company, except for any sale, lease exchange or transfer resulting from any action taken by any creditor of the Company in enforcing its rights or remedies against any assets of the Company in which such creditor holds a security interest. Provided further, a transfer of assets by the Company shall not be treated as a Change in Control if the assets are transferred to:

(i) A shareholder of the Company (immediately before the asset transfer) in exchange for or with respect to its stock;

(ii) An entity, 50% or more of the total value or voting power of which is owned, directly or indirectly, by the Company;

(iii) A person, or more than one person acting as a group, that owns, directly or indirectly, 50% or more of the total value or voting power of all the outstanding stock of the Company; or

(iv) An entity, at least 50% of the total value or voting power of which is owned, directly or indirectly, by a person described in paragraph (iii) herein.

For purposes of subsection (c) and except as otherwise provided in paragraph (i), a person's status is determined immediately after the transfer of the assets.

"Incentive Compensation" means compensation based upon the Company's operating results for and the Executive's performance during such fiscal year and such other performance objectives, targets and criteria for the Executive that the Board may establish and adjust for that fiscal year.

"Target Rate" means the amount of Incentive Compensation calculated as a percentage of the Base Salary in effect during that fiscal year, which percentage shall be determined and may be adjusted by the Board based on the Company's operating results, the Executive's performance and other performance objectives.

2011 DIRECTOR COMPENSATION TABLE

The following table provides information concerning the compensation of all persons who served as our Independent Directors during any part of Fiscal 2011 for their service as Directors during Fiscal 2011.

Name	Fees Earned or Paid in Cash ($) (1)	Stock Awards ($) (2)	Option Awards ($) (3)	Non-Equity Incentive Plan Compensation ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($) (4)	All Other Compensation ($)	Total ($)
Alan J. Barocas	59,000	102,562	-	-	-	-	161,562
Michael L. Glazer	65,000	102,562	-	-	-	-	167,562
Gabrielle E. Greene	57,000	102,562	-	-	-	-	159,562
Earl J. Hesterberg	60,417	102,562	-	-	-	-	162,979
William J. Montgoris	153,000	102,562	-	-	-	-	255,562
David Y. Schwartz	73,000	102,562	-	-	(7,642)	-	167,920
Cheryl Nido Turpin (5)	24,416	-	-	-	-	-	24,416

(1) The amounts shown in this column reflect the amount of cash compensation earned for Fiscal 2011 for Board and committee service. Directors may elect to receive the Annual Retainer, the Chairman Retainer, Special Board Meeting Fees, Committee Meeting Fees, Committee Chairman Fees and such other compensation as the Board may deem appropriate, as the case may be, either (a) in restricted stock, deferred stock units ("DSU"), cash, or a combination of restricted stock, deferred stock units and cash at the time that such compensation is earned, or (b) in cash or restricted stock at a later date. Please see "Compensation of Directors" below.

(2) The amounts shown in this column reflect the dollar amounts of the aggregate grant date fair value of stock awards granted in 2011 for the named Directors in accordance with SEC rules.

(3) No stock options were awarded to Directors in 2011.

(4) The amounts shown reflect deferred compensation as well as the increase (decrease) in value related to the DSUs from dividends and changes in market price of our common stock.

(5) Ms. Nido Turpin did not stand for reelection and retired from the Board after the 2011 Annual Meeting held on June 9, 2011.

Compensation of Directors

The compensation of our Independent Directors is set by the Board at the recommendation of the Corporate Governance and Nominating Committee (the "CGNC"). In developing its recommendations, the CGNC is guided by the following objectives: compensation should fairly pay Independent Directors for work required in a company our size and compensation should align the Independent Directors' interests with the long-term interest of our shareholders. Hay Group prepares competitive compensation analyses regarding both the Peer Group and the broader market for similarly situated companies and advises the CGNC on the level and design of compensation programs for the Independent Directors. The Chairman of the CGNC works directly with Hay Group to determine the scope of the work needed to assist the CGNC in its decision making processes.

Directors who are our full-time employees receive no additional compensation for serving on the Board. Directors who are not our full-time employees receive the following compensation:

Annual Retainer. Directors receive a $50,000 Annual Retainer, which is earned and paid pro rata over their term at the beginning of each month. The Annual Retainer is intended to compensate the Director for attendance at regularly scheduled quarterly Board meetings, as well as consultation and participation in teleconference meetings held for periodic Board updates.

Chairman Retainer. In addition to the Annual Retainer, the Chairman of the Board receives a $100,000 retainer (the "Chairman Retainer"), which is earned and paid pro rata over his or her term at the beginning of each month. The Chairman Retainer is intended to compensate the Chairman for the additional duties set forth in the Governance Guidelines.

Special Board Meeting Fee. Directors receive a Special Board Meeting Fee of $1,500 per meeting for their preparation and attendance at special meetings of the Board (may be by teleconference) called for the purpose of specific actions by the Board (consents, resolutions, etc.) and held at times other than in conjunction with regular quarterly meetings of the Board. No additional meeting fee is to be paid for attendance at regular quarterly board meetings.

Committee Meeting Fees. Directors receive (i) a Regular Committee Meeting Fee of $1,000 per meeting for their preparation and attendance at regular quarterly meetings of the Committees on which they serve, and (ii) a Special Committee Meeting Fee of $1,000 per meeting for (a) their preparation and attendance at Committee meetings (may be by teleconference) called for the purpose of specific actions by their Committees (consents, resolutions, etc.) and held at times other than in conjunction with regular quarterly meetings of their Committees, and (b) their preparation and attendance at "ad hoc" Board Committee assignments held at times other than in conjunction with regular quarterly meetings of their Committees or the Board.

Committee Chairman Fees. The Chairman of the Audit Committee receives a Committee Chairman Fee of $17,500 per year; the Chairman of the Compensation Committee receives a Committee Chairman Fee of $15,000 per year; and the Chairman of the Corporate Governance and Nominating Committees receives a Committee Chairman Fee of $12,500 per year. The Committee Chairman Fee is earned and paid pro rata over the Chairman's term at the beginning of each month.

Stock Options and Restricted Stock Grants.

- *Initial Grant.* Upon a Director's initial election to the Board, the Director will be granted, at the Director's election, either (i) stock options to purchase our common stock, or (ii) restricted shares of our common stock, in either case valued at $50,000 based on a Net Present Value (the "Initial Grant"). The exercise price and the share price used in granting stock options and the share price used in granting restricted shares shall be equal to the closing price of our common stock on the date the Director is elected to the Board. The Initial Grant will vest 25% per year over four years from the date of grant and if stock options are granted, they will expire if not exercised within seven years from the date of grant.

- *Reelection Grant.* Upon a Director's reelection to the Board, the Director will be granted restricted shares of our common stock valued at $100,000 based on a Net Present Value (the "Reelection Grant"). The share price used in granting the restricted shares shall be equal to the closing price of our common stock on the date the Director is reelected to the Board. The Reelection Grant will vest, on a cliff basis, one year from the date of grant.

- *Forfeiture of Grants.* A Director will forfeit any unvested Initial Grant and Reelection Grants if the Director ceases to be a Director at any time prior to their vesting date other than due to (i) the fact that the Director's age prohibits the Director from serving as a Director, (ii) death, or (iii) disability (as determined by the Board), at which time the unvested Initial Grant and Reelection Grants will fully vest.

Reimbursement of Expenses. Directors shall be reimbursed for actual expenses they incur while attending, or otherwise participating in, Board meetings, Board Committee meetings and "ad hoc" committee assignments.

Election Concerning Receipt of Certain Compensation. Under our Amended and Restated 2003 Non-Employee Director Equity Compensation Plan (the "Plan"), a Director may elect to receive the Annual Retainer, the Chairman Retainer, Special Board Meeting Fees, Committee Meeting Fees, Committee Chairman Fees and such other compensation as the Board may deem appropriate, as the case may be, either (i) in restricted stock, deferred stock units, cash, or a combination of restricted stock, deferred stock units and cash at the time that such compensation is earned, or (ii) in cash or restricted stock at a later date. Any issuance of restricted stock in lieu of cash will be made by us on such terms and conditions as the Board may establish. In any event, in order to receive restricted stock, a Director must, at a minimum, (i) notify us of his or her current election to receive restricted stock by executing an applicable Election Form, and (ii) execute a Shareholder Agreement by which the Director agrees not to sell any of the restricted stock until the Director leaves the Board.

Health Benefits. We have made arrangements with our medical provider to offer medical and dental coverage to the Directors and their eligible family members. The cost to the Directors will be the same premiums our active employees pay through their payroll deductions.

Stock Ownership by Directors

Our Board believes that Directors should be shareholders and have a financial stake in the Company in an amount that a Director deems appropriate. Each Director must develop and maintain a stock position in the Company with an original investment of at least four times the Annual Retainer, which is currently $50,000 for Independent Directors (the "Original Investment"), within three years of the date of the Director's initial election to the Board. In determining whether the Director has achieved the Original Investment, the Director can include (i) a Director's tax basis in any stock acquired by the Director in open market purchases, (ii) a Director's tax basis in any stock acquired by the Director through the exercise of Stock Options or the vesting of Restricted Stock and (iii) the amount of any Director fees which the Director has designated to be used for the acquisition of Restricted Stock or Deferred Stock Units under our 2003 Amended and Restated Non-Employee Director Equity Compensation Plan. As of April 12, 2012, all of our Directors had met or exceeded the Original Investment requirement, with the exception of (i) Mr. Hesterberg, who was appointed to the Board on July 1, 2010 and has until July 1, 2013 to meet the Original Investment requirement, (ii) Ms. Greene, who was appointed to the Board on September 21, 2010 and has until September 21, 2013 to meet the Original Investment requirement and (iii) Mr. Scozzafava, who was appointed to the Board on February 21, 2012 and has until February 21, 2015 to meet the Original Investment requirement.

For additional information concerning the stock ownership of our Directors as of April 12, 2012, please see the table in "Security Ownership of Certain Beneficial Owners and Management-Security Ownership of Management" on page 16 of this Proxy Statement,

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ITEM 2 – ADVISORY RESOLUTION TO APPROVE EXECUTIVE COMPENSATION
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In General

Section 14A of the Securities Exchange Act of 1934 provides that not less frequently than once every 3 years we must provide our shareholders with the opportunity to vote to approve, on a nonbinding, advisory basis, the compensation of our Named Executive Officers as disclosed in our Proxy Statement in accordance with the compensation disclosure rules of the SEC. This vote is often referred to as a "Say-on-Pay" vote.

Section 14A of the Securities Exchange Act of 1934 also provides that not less frequently than once every 6 years we must provide our shareholders with the opportunity to vote, on a nonbinding, advisory basis, for their preference as to how frequently (1, 2 or 3 years) we should seek future advisory votes on the compensation of our Named Executive Officers. This vote is often referred to as a "Frequency of Say-on-Pay" vote.

At the 2011 Annual Meeting of Shareholders, a majority of the votes cast by the shareholders voted, on an advisory basis, to hold an advisory vote to approve executive compensation every year. In line with this recommendation by the shareholders, the Board decided that it will include an advisory shareholder vote on executive compensation in its proxy materials every year until the next required advisory vote on the frequency of shareholder votes on executive compensation, which will occur no later than our 2017 Annual Meeting of Shareholders. Therefore, we are asking our shareholders to approve an advisory resolution on the Company's executive compensation as reported in this Proxy Statement.

As described above in the "Compensation Discussion and Analysis" section of this Proxy Statement, the Compensation Committee has structured our executive compensation program to achieve the following key objectives:

- to enable us to recruit, motivate and retain the executive talent required to successfully manage and grow our business and to achieve our short and long-term business objectives;

- to maximize the long-term commitment of our executive officers to our success by providing compensation elements that align their interests and our shareholders in that the compensation elements are directly related to our stock performance and other financial metrics that the Committee believes influence the creation of long-term shareholder value; and

- to reward our executive officers upon the achievement of short-term and long-term business objectives and enhanced shareholder value.

We urge our shareholders to read the "Compensation Discussion and Analysis" beginning on page 19 of this Proxy Statement, which describes in greater detail how our executive compensation policies and procedures operate and are designed to achieve our compensation objectives, as well as the Summary Compensation Table and other related compensation tables and narratives, appearing on pages 40 through 58, which provide detailed information on the compensation of our Named Executive Officers. The Compensation Committee and the Board believe that the policies and procedures articulated in the "Compensation Discussion and Analysis" are effective in achieving our goals and that the compensation of our Named Executive Officers reported in this Proxy Statement has contributed to the Company's recent and long-term success.

Most Recent Say-On-Pay Vote

At the 2011 Annual Meeting of Shareholders, approximately 97% of the votes cast by the shareholders voted, on an advisory basis, to approve the compensation paid to the Company's Named Executive Officers in Fiscal 2010 as disclosed in the 2011 Proxy Statement pursuant to Item 402 of Regulation S-K, including the Compensation Discussion and Analysis, compensation tables and narrative discussion (the "2011 Say-on-Pay Vote"). The Committee and the Board believe that the 2011 Say-on-Pay Vote confirmed shareholder support for the Company's executive officer compensation policies and decisions. As a result our approach to Fiscal 2011 policies and decisions remained consistent with our 2010 approach.

Fiscal 2011 Overview

The Company's strategy for Fiscal 2011 was to build on its Fiscal 2010 achievements and to pursue meaningful sales and earnings growth. Total sales for the fiscal year increased 2.8% to $1,512 million and comparable store sales increased 0.5%. SG&A expenses achieved a 50 basis point improvement in the rate, while operating net 27 additional stores. The Company also managed inventory levels and ended the year with comparable store inventories up 1.7%. The Company's strong balance sheet and cash flow allowed the Company to increase its quarterly dividend rate by 20% and spend $110 million to repurchase 6.8 million shares of its common stock.

Operationally, the Company continued to make progress on a number of its strategic initiatives during 2011. The Company opened 28 new Goody's stores, rebranded 148 non-Goody's stores with the Goody's name and ended the year with 243 Goody's stores. The Company added 10 Estee Lauder and 10 Clinique counters throughout the year, which helped drive a comparable store sales increase of 9% in cosmetics. During the year, the Company moved forward on the development of an off-price concept, with the goal to leverage its small market expertise with a complementary format to its department store model. Steele's, its off-price concept, was launched November 1, 2011 with the opening of three stores. The Company also expanded its eCommerce business in 2011 as the number of offerings on the eCommerce website has grown from less than 1,000 products at the beginning of the year to approximately 13,200 products at January 28, 2012. Total eCommerce sales reached $8.6 million for 2011. The Company also completed the roll-out of its markdown optimization tool. The Company operated throughout the year as a financially sound company.

Non-Binding Nature of Vote

This shareholder vote on executive compensation is advisory and non-binding on the Board or the Company in any way. Although non-binding, the Compensation Committee and the Board will consider the results of the most recent shareholder advisory vote on executive compensation in determining compensation policies and decisions concerning Named Executive Officers.

Required Vote; Broker Discretionary Voting Not Permitted

The affirmative vote of a majority of the shares presented or represented and entitled to vote either in person or by proxy is required to approve this advisory resolution. Broker discretionary voting of uninstructed shares is not permitted for a shareholder vote on executive compensation.

Approval of Compensation Paid to the Company's Named Executive Officers

As required by Section 14A of the Exchange Act, we are asking shareholders to vote on the following advisory resolution at the Annual Meeting:

RESOLVED, **that the compensation paid to the Company's Named Executive Officers, as disclosed in this Proxy Statement pursuant to Item 402 of Regulation S-K, including the Compensation Discussion and Analysis, compensation tables and narrative discussion, is hereby APPROVED.**

Recommendation of the Board

Your Board of Directors recommends a vote "FOR" the advisory resolution.

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ITEM 3 – APPROVAL OF MATERIAL TERMS OF EXECUTIVE OFFICER PERFORMANCE GOALS
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In General

At the 2008 Annual Meeting, our shareholders approved the material terms of performance goals to be used by the Compensation Committee for awarding certain compensation to executives from the date of that meeting until the date of the 2013 Annual Meeting. In this proposal, the Board is requesting that shareholders again approve the material terms of the performance goals to enable the Company to continue to have a shareholder-approved arrangement under which certain compensation awarded to executives until the date of the 2017 Annual Meeting may qualify as performance-based compensation for purposes of Section 162(m) of the Internal Revenue Code of 1986, as amended.

Section 162(m) imposes a $1 million limit on the amount that a public company may deduct for compensation paid to the company's Chief Executive Officer or any of the company's three other most highly compensated executive officers (other than the Chief Financial Officer) who are employed as of the end of the year. This limitation does not apply to compensation that meets the requirements under Section 162(m) for "qualifying performance-based" compensation (i.e., compensation paid only if the individual's performance meets pre-established objective goals based on performance criteria approved by shareholders). One of the requirements for compensation to qualify as performance-based under Section 162(m) is that the material terms of the performance goals for such compensation be disclosed to and approved by shareholders every five years. In accordance with Section 162(m), the material terms that the shareholders approve constitute the framework for the Compensation Committee (the "Committee") to establish programs and awards under which compensation provided by the Company can qualify as performance-based compensation for purposes of Section 162(m); however, there can be no guarantee that amounts payable under these programs and awards will be treated as qualified performance-based compensation under Section 162(m).

The performance goals pertain to two specified forms of compensation that may be awarded to the executive officers of the Company during the next five years: (i) annual bonuses under the Company's Senior Executive Incentive Bonus Plan (the "Bonus Plan"), and (ii) stock options, stock appreciation rights, restricted stock, restricted stock units, performance shares or units, or other stock based awards granted under the Company's Amended and Restated 2001 Equity Incentive Plan (the "2001 Plan") and the Company's Second Amended and Restated 2008 Equity Incentive Plan (the "2008 Plan").

Material Terms of the Executive Officer Performance Goals

In General. For purposes of Section 162(m), the material terms of the performance goals include: (i) the group of employees whose compensation would be subject to the performance goals, (ii) the business criteria on which each of the performance goals is based; and (iii) the maximum amounts payable to any executive officer under each performance goal. Each of these aspects is discussed below and shareholder approval of this proposal constitutes approval of each of these aspects for purposes of the Section 162(m) shareholder approval requirements.

Employees Eligible to Receive Compensation. The group of employees whose compensation would be subject to the performance goals would include the Company's executive officers, as defined in SEC rules. Currently the Company has seven executive officers. These executive officers are listed annually in the Company's Form 10-K filed with the SEC. Although Section 162(m) only limits deductibility for compensation paid to the Chief Executive Officer or any of the Company's three other most highly compensated executive officers (other than the Chief Financial Officer) who are employed as of the end of the year, we may apply the performance goals to all executive officers in the event that any of them becomes a covered employee under Section 162(m) during the time that they hold an award described in this proposal.

Business Criteria on Which Each of the Performance Goals is Based

Annual Incentive (Bonus) Compensation. The business criteria upon which the performance goals for annual incentive (bonus) compensation under the Bonus Plan are currently based are Company Pre-Tax Earnings Relative to Target and Comparable Store Sales Relative to Performance Group. However, with respect to future Bonus Plans, the Committee has the right to base performance goals on (a) those business criteria, (b) the following business criteria: (i) Earnings Per Share, (ii) earnings before interest, taxes, depreciation and amortization (EBITDA), (iii) earnings before interest and taxes (EBIT), or (iv) Pre-Tax Income, (c) other appropriate business goals and criteria on an executive officer by executive officer basis or otherwise, or (d) a combination thereof.

Long-Term Incentive Compensation. The business criteria upon which the performance goals for long-term performance ("LTI") awards (stock options, stock appreciation rights, restricted stock, performance shares, or other stock based awards) under the 2001 Plan and the 2008 Plan are currently based on the total shareholder return of the Company as compared with the total shareholder return of a designated group of department store and apparel industry peers. The Committee will target an amount that brings the executive officers to approximately the 50th percentile of the market for total compensation (base salary and bonus and long-term incentives). Company performance better than the target will result in higher compensation levels. The Committee believes that long-term incentives should make up a significant portion of an executive officer's total compensation.

While the business criteria upon which the performance goals for LTI are currently based is the total shareholder return of the Company as compared with the total shareholder return of a designated group of department store and apparel store industry peers, the Committee has the right to base LTI performance goals on (a) those business criteria, (b) the following business criteria: (i) Earnings Per Share, (ii) earnings before interest, taxes, depreciation and amortization (EBITDA), (iii) earnings before interest and taxes (EBIT), (iv) Pre-Tax Earnings, or (v) Pre-Tax Income, (c) other appropriate business goals, objectives and criteria on an executive officer by executive officer basis or otherwise, or (d) a combination thereof.

All of the business criteria described above, whether related to annual incentive (bonus) compensation or to LTI compensation, would be subject to adjustments by the Committee to remove or add the effect of unusual events.

Maximum Amounts Payable to Any Executive Officer Under Performance Goals. The aggregate maximum amount payable to any executive officer under the Bonus Plan during any one calendar year is $5,000,000. No executive officer may be granted awards under the 2001 Plan or the 2008 Plan that comprise more than 500,000 shares, restricted stock units and performance units in any calendar year.

The Committee has established business criteria and maximum amounts that it considers to be appropriate in light of foreseeable contingencies and future business conditions. If approved by the shareholders, this proposal would not limit the Company's right to award or pay other forms of compensation (including, but not limited to, salary or other stock-based awards under the 2001 Plan and the 2008 Plan) to the Company's executive officers, regardless of whether or not the performance goals for annual bonuses and LTI performance awards are achieved in any future year, and whether or not payment of such other forms of compensation would be tax deductible.

Background: Terms of Awards and Plans

The following sections describe both the general terms of the awards that will be subject to the performance goals and the material features of the plans under which the awards will be granted.

Annual Bonuses and Material Features of the Bonus Plan

Annual bonuses for executive officers and other key employees of the Company are determined and paid under a Bonus Plan established each year. The Bonus Plan is administered by the Committee. The Committee selects employees eligible to participate in the Bonus Plan.

In March of each year, the Committee evaluates the Company's annual strategic plan to determine the business criteria that are appropriate to measure achievement of the Company's objectives and to motivate our executives. Based on discussions with our Chief Executive Officer and our Executive Vice President, Human Resources, the Committee approves the business criteria to be included in the Bonus Plan for that year. In the case of Pre-Tax Earnings and Comparable Store Sales criteria or parameters, for example, an incentive matrix establishes threshold (minimum), target and maximum performance levels for each business criteria based on the level of perceived difficulty in achieving our financial plan. The incentive matrix clearly outlines a minimum level of performance below which no bonus will be paid and the relationship between the business criteria that will generate payouts at or between the minimum and maximum performance levels. In the case of an "Individual Objectives" criteria or parameter, the bonus formula is weighted to determine a specified percentage of the year-end bonus amount earned and the measurement is based on four to six specific objectives related to the executive's area of responsibility which supports the Company's Financial Plan for that fiscal year.

Annual incentive compensation targets for each executive officer under the Bonus Plan are expressed as a percentage of each executive officer's base salary with the target percentage increasing with job scope and complexity. Normal performance bonus amounts paid could range from 0% up to 200% of Base Salary based upon actual results, subject to certain adjustments specified by the Committee in writing, and will also be subject to the maximum annual limit indicated above.

The Committee can exercise discretion to reduce the amount of any awards under the Bonus Plan. For additional information on the 2011 Senior Executive Incentive Bonus Plan and the formula used to calculate annual bonus amounts, please see "Committee Actions in Fiscal 2011 Concerning Named Executive Officer Compensation-"Establishment of 2011 Senior Executive Incentive Bonus Plan" beginning on page 31 of this Proxy Statement.

At its March meeting, the Committee also reviews the Company's stated financial results for the recently completed fiscal year, certifies the calculation of proposed bonus amounts, and reports them to the full Board.

The Board may amend, suspend, or terminate the Bonus Plan for a given year, including amending the Bonus Plan in a way that might increase the Company's costs.

No bonuses were paid to the Named Executive Officers under the 2011 Bonus Plan. Please see "Committee Action in 2012 Concerning Named Executive Officer Compensation-2011 Bonus Plan Awards" on page 37 of this Proxy Statement. The amount of bonuses to be paid to Bonus Incentive Plan participants for the 2012 fiscal year, if this proposal is approved, cannot presently be determined.

For additional information concerning annual bonuses and material features of the Bonus Plan, please see "Annual Incentive (Bonus) Compensation" on page 27 of this Proxy Statement and "Establishment of 2011 Senior Executive Incentive Bonus Plan" on page 31 of this Proxy Statement.

Long-Term Performance Awards Under, and Material Features of, the Amended and Restated 2001 Equity Incentive Plan and the Second Amended and Restated 2008 Equity Incentive Plan

The Committee considers long-term incentive compensation ("LTI") critical to the alignment of executive compensation with the creation of shareholder value and LTI awards are designed to focus executives on the long-term success of the Company, as reflected in increases to the Company's stock price, growth in its earnings per share and other elements.

At its March meeting, the Committee reviews the portfolio of long-term incentive vehicles, the targeted award size and the performance measures associated with any awards. The Committee also reviews recommendations provided by management and the Committee's compensation consultant regarding LTI design. The Board's practice is to make annual grants of equity awards, including stock options, SARs, restricted stock and performance shares, upon recommendation of the Committee at that time. However, the Committee and the Board have decided to discontinue SARs from the equity plan mix except in extraordinary circumstances. The Committee believes that the use of multiple equity vehicles balances a focus on equity-driven growth with the retention and performance aspects of restricted stock. The grant date is the same date that the Board approves the awards. The equity award is priced at the closing price on the NYSE (the "Fair Market Value") of our common stock on that date. From time to time, the Board will consider making grants under other special circumstances, such as, recruiting new executive talent, upon the promotion of an executive and to retain key individuals. Any and all other grants (other than the March grants) are effective as of the date of the triggering event (e.g., new hire or promotion date) and are priced at the Fair Market Value of our common stock on that date.

A copy of the 2001 Plan is attached as Appendix B to the Company's 2004 Proxy Statement filed with the SEC on April 16, 2004. A copy of the 2008 Plan is attached as Appendix A to the Company's 2011 Proxy Statement filed with the SEC on April 18, 2011. The 2001 Plan and the 2008 Plan are administered by the Committee, which has the power to determine the appropriate business criteria for any awards, to select the key employees and non-employee Directors to be granted awards under the 2001 Plan and the 2008 Plan, to determine the size, type and terms of awards to be made to each individual selected, to modify the terms of any award that has been granted, to determine the time when awards will be granted, to establish performance objectives and to prescribe the form of the instruments embodying awards under the 2001 Plan and the 2008 Plan. Key employees and non-employee Directors are eligible to receive awards under the 2001 Plan and the 2008 Plan. Awards under the 2001 Plan and the 2008 Plan include, but need not be limited to, stock options, stock appreciation rights, restricted stock, restricted stock units, performance shares or units, or other stock based awards. Nothing contained in the 2001 Plan and the 2008 Plan prevents the Company from adopting or continuing in effect other or additional compensation arrangements. The Committee's determination and interpretations under the 2001 Plan and the 2008 Plan will be binding on all interested persons. Awards generally are granted for no cash consideration, and are generally not-transferable except upon the death of a participant.

The exercise price per share of stock purchasable under any stock option and the grant price of a SAR, if any are awarded, will not be less than the Fair Market Value of our stock on the date of grant. The Board may amend, alter, or discontinue the 2001 Plan or the 2008 Plan at any time, including amending it in ways that might increase the cost to the Company, provided that shareholder approval must be obtained for any amendment that would increase the number of shares available for awards.

Subject to adjustment as described below, a limited number of shares of the Company's common stock including treasury shares as of the first day of each calendar year (including any partial year) during which the 2001 Plan and the 2008 Plan, are in effect are available for granting awards in such year.

As of April 12, 2012, approximately 867,569 shares remain available for issuance under the 2001 Plan and approximately 2,231,488 shares remain available for issuance under the 2008 Plan.

Under either the 2001 Plan or the 2008 Plan, all shares available for granting as awards in any year that are not used will be available for use in subsequent years. In the event of a stock split, stock dividend, or other change in corporate structure, the Committee will adjust the number and type of shares which may be made the subject of new awards or are then subject to outstanding awards and other award terms. The Committee is also authorized, for similar purposes, to make adjustments in performance award criteria or in the terms and conditions of other awards in recognition of unusual or nonrecurring events affecting the Company or its financial statements or of changes in applicable laws, regulations, or accounting principles.

The awards that will be granted under the 2001 Plan and the 2008 Plan following the 2012 Annual Meeting cannot presently be determined.

For additional information concerning long-term incentive awards and material features of our long-term incentive compensation, please see "Long-Term Incentive Compensation" on page 27 of this Proxy Statement, "Long-Term Incentive Compensation Awards" on page 32 of this Proxy Statement, "Performance Shares Earned in 2011 Upon Completion of the 2008 Performance Cycle" on page 33 of this Proxy Statement, the 2011 Grants of Plan-Based Awards Table on page 42 of this Proxy Statement, and the 2011 Outstanding Awards at Fiscal Year-End Table on page 44 of this Proxy Statement.

Conclusion

If the shareholders approve this proposal, the material terms of the executive officer performance goals described above will constitute the framework within which the Committee will establish specific performance goals for the forms of performance-based compensation to be paid and awarded to executive officers of the Company between the dates of the 2012 and 2017 Annual Meetings, and therefore preserve the Company's ability to obtain tax deductions for such performance-based compensation.

Your Board of Directors recommends a vote FOR the following proposal:

RESOLVED, that the material terms of the executive officer performance goals are hereby approved.

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ITEM 4 – RATIFICATION OF THE SELECTION OF DELOITTE & TOUCHE LLP AS INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FOR FISCAL 2012
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In General

The Board has approved the Audit Committee's selection of Deloitte & Touche LLP as our independent registered public accounting firm for our 2012 Fiscal Year ("Fiscal 2012"). This selection is being presented to the shareholders for their ratification. Proxies solicited by the Board will, unless otherwise directed, be voted to ratify the selection by the Board of Deloitte & Touche LLP as our independent registered public accounting firm for Fiscal 2012. Deloitte & Touche LLP has been our independent auditor since our 2000 Fiscal Year. The Board has been advised by Deloitte & Touche LLP that it is an independent registered public accounting firm with respect to the Company within the meaning of the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

A representative of Deloitte & Touche LLP is expected to be present at the Annual Meeting. He or she will have the opportunity to make a statement, if he or she so desires, and will be available to respond to appropriate questions during the meeting. For additional information regarding our relationship with Deloitte & Touche LLP, please refer to the Audit Committee Report below.

Principal Accountant Fees and Services

The Audit Committee selected, and we retained, Deloitte & Touche LLP, the member firms of Deloitte Touche Tohmatsu and their respective affiliates (collectively, the "Deloitte Entities"), as our independent registered public accounting firm to audit our consolidated financial statements for Fiscal 2011 and Fiscal 2010 and to provide various advisory, auditing and consulting services in 2010 and 2009. We understand the need for the Deloitte Entities to maintain objectivity and independence in their audit of our financial statements and internal controls. We do not use the Deloitte Entities for internal audit work and will only use the Deloitte Entities for non-audit work when the Audit Committee concludes that the Deloitte Entities are the most appropriate provider of that service. The Audit Committee annually evaluates whether our use of the Deloitte Entities for non-audit services is compatible with the Deloitte Entities' independence.

The aggregate fees billed by the Deloitte Entities in 2011 and 2010 for these various services were as follows:

Description of Professional Service	Amount Billed	
	2011	2010
Audit Fees are fees for (i) the audit of our annual financial statements, (ii) review of financial statements in our quarterly reports on Form 10-Qs, (iii) the audit of the effectiveness of our internal control over financial reporting, and (iv) for services that are provided by the independent registered public accounting firm in connection with statutory and regulatory filings.	$976,200	$901,725
Audit-Related Fees are for professional services rendered in connection with the application of financial accounting and reporting standards, as well as acquisition related matters.	-	-
Tax Fees are fees for compliance, tax advice, and tax planning.	-	-
All Other Fees are fees for any service not included in the first three categories. Indicates fees for services related to the audit of the financial statements of our Nonqualified Deferred Compensation Plan (Senior Executives) (the "Plan"), which are included in the Plan's Annual Report on Form 11-K. All services were approved by the Audit Committee.	$17,800	$16,500

Pre-Approval Policies

The Audit Committee has the direct responsibility to select, retain, terminate, determine compensation and oversee the work of our independent registered public accounting firm. Pre-approval by the Audit Committee is required for any engagement of our independent registered public accounting firm and the Audit Committee has established the following pre-approval policies and procedures. Annually, the Audit Committee pre-approves services to be provided by our independent registered public accounting firm. The Audit Committee also considers the engagement of our independent registered public accounting firm to provide other services during the year. Requests for approval are submitted to the Audit Committee by our management. Requests are required to include an adequate explanation of the services in sufficient detail for the Audit Committee to determine whether the request is consistent with the SEC's rules on auditor independence. In determining whether to approve the engagement of our independent registered public accounting firm, the Audit Committee considers whether such service is consistent with the independence of the registered public accounting firm. The Audit Committee also considers the amount of audit related fees in comparison to all other fees paid to the registered public accounting firm and reviews such comparison each year.

Audit Committee Report

The Audit Committee reviewed and discussed the Company's audited financial statements with management, which has primary responsibility for the financial statements, and with the Company's independent registered public accounting firm, Deloitte & Touche LLP, which is responsible for expressing an opinion on whether the consolidated financial statements present fairly, in all material respects, the Company's financial position, results of operations and the related cash flows in conformity with accounting principles generally accepted in the United States of America and whether the Company maintained, in all material respects, effective internal control over financial reporting based on criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

The Audit Committee met regularly with Deloitte & Touche LLP and the Company's internal audit staff, with and without management present, to discuss the results of their audits, management's assessment of the Company's internal control over financial reporting, Deloitte & Touche LLP's opinions regarding the Company's internal control over financial reporting, and the overall quality of the Company's financial reporting. The Audit Committee also reviewed Management's Report on Internal Control Over Financial Reporting contained in the Company's Annual Report on Form 10-K for the year ended January 28, 2012 as filed with the SEC, as well as Deloitte & Touche LLP's Report of Independent Registered Public Accounting Firm included in the same Annual Report on Form 10-K related to its audits of (i) the Company's consolidated financial statements, and (ii) the effectiveness of internal control over financial reporting.

The Audit Committee discussed with Deloitte & Touche LLP the matters that are required to be discussed under AU Section 380, "Communication with Audit Committees" as adopted by the Public Company Accounting Oversight Board. The Audit Committee also discussed with internal audit and management any significant matters as a result of the internal audit work.

The Audit Committee has received the written disclosures and the letter from Deloitte & Touche LLP required by applicable requirements of the Public Company Accounting Oversight Board regarding Deloitte & Touche LLP's communications with the Audit Committee concerning independence, and has discussed with Deloitte & Touche LLP its independence. The Audit Committee has concluded that Deloitte & Touche LLP did not provide any prohibited non-audit services to the Company and its affiliates.

Based on the review and discussions referred to above, the Audit Committee recommended to the Board that the Company's audited financial statements be included in the Company's Annual Report on Form 10-K for Fiscal 2011 for filing with the SEC. The Audit Committee also selected Deloitte & Touche LLP as the Company's independent registered public accounting firm for Fiscal 2012.

This Audit Committee Report is provided by the following Independent Directors, who constitute all of the members of the Audit Committee:

David Y. Schwartz (Chairman)
Alan J. Barocas
Gabrielle E. Greene
William J. Montgoris

Ratification of the Selection of Deloitte & Touche LLP as Independent Registered Public Accounting Firm For Fiscal 2012

Deloitte & Touche LLP has been selected by the Audit Committee as the independent registered public accounting firm for the Company and its subsidiary for Fiscal 2012. Consequently, the Board has approved the selection of Deloitte & Touche LLP as the Company's independent registered public accounting firm for Fiscal 2012.

Your Board of Directors recommends a vote FOR the following proposal:

RESOLVED that the selection of Deloitte & Touche LLP, as Independent Registered Public Accounting Firm for Fiscal 2012, is hereby ratified.

_____

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS
_____

The following tables provide information as of January 28, 2012 concerning (i) our Amended and Restated 2001 Equity Incentive Plan (the "2001 Plan") and our Second Amended and Restated 2008 Equity Incentive Plan (the "2008 Plan"), under both of which our common stock is authorized for issuance to officers, Directors and other key employees in the form of Restricted Stock, upon the exercise of Stock Options and Stock Appreciation Rights (SARs) granted to them, and as the result of performance shares granted to them, and (ii) our Amended and Restated 2003 Non-Employee Director Compensation Plan (the "2003 Director Plan"), under which our common stock is authorized for issuance to non-employee Directors in lieu of all or a portion of their cash compensation if they so elect.

AS OF JANUARY 28, 2012

Plan category	Number of securities to be issued upon exercises of outstanding options, warrants and rights (a)		Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)	
Equity compensation plans approved by security holders:					
2001 Plan (1)	1,805,157	(2)	$18.43	840,755	
2008 Plan	2,199,100	(2)	$14.19	2,089,400	
2003 Director Plan	10,947	(3)	(4)	204,511	(5)
Equity compensation plans not approved by security holders	None		None	None	
Total	4,015,204		$16.10	3,134,666	

(1) The number of securities remaining available for future issuance under the 2001 Plan has been reduced to reflect an aggregate of 278,725 shares at the Target Number that may be issued as a result of the grant of Performance Shares and 336,965 shares of restricted stock issued under the 2001 Plan and 40,000 shares of restricted stock under the 2008 Plan.

(2) The weighted average remaining contractual life of these outstanding options and SARs is 1.91 years for the 2001 Plan and 5.06 years for the 2008 Plan. The weighted average remaining contractual life for the 2001 Plan and the 2008 Plan together is 3.64 years.

(3) Reflects Deferred Stock Units ("DSUs") issued under the 2003 Director Plan. The number of DSUs credited to a Director's account is computed by dividing (i) the amount of compensation the Director has elected to defer by (ii) the average of the high and low prices of the Company's stock for the five trading days prior to the first day of the term of the Director during which the election has been made. An election, once made, is irrevocable for the applicable period to which it relates. The number of shares of common stock to be distributed to a Director will be equal to the number of DSUs credited to a Director's account.

(4) Not applicable.

(5) Shares granted under the 2003 Director Plan are solely for non-employee Directors that elect to receive their fees or retainers in DSUs in lieu of cash. There is no Company match or premium applied to compensation received in the form of equity.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Securities Exchange Act of 1934, as amended, requires our Directors and executive officers ("reporting persons") to file reports with the SEC disclosing their ownership and changes in their ownership of our common stock. Copies of these reports must also be furnished to us.

Based solely upon our review of the copies of reports furnished to us and written representations that no other reports are required, during 2012, we believe that all of our Directors and executive officers made all required filings on a timely basis except as described below.

On March 29, 2011, eight executive officers of the Company were granted Restricted Stock and/or SARs. On March 31, 2011, each of the eight executive officers filed a Form 4 with the SEC on a timely basis reporting those grants. However, due to a miscommunication, the shares of Restricted Stock and the SARs were incorrectly over reported. On April 11, 2011, each of the eight executive officers filed an amended Form 4 (a Form 4/A) with the SEC reporting the correct number of shares of Restricted Stock and SARs. The following table reflects the shares of Restricted Stock and SARs reported on the Form 4 and Form 4/A filings.

Reporting Person	Form 4 Restricted Stock (shares) Reported	Form 4/A Restricted Stock (shares) Reported	Form 4 SARs Reported	Form 4/A SARs Reported
Andrew Hall	39,000	36,000	74,500	68,500
Steven Hunter	10,700	10,008	10,000	8,850
Ron Lucas	5,000	4,700	10,000	8,850
Richard Maloney	13,000	11,700	24,000	22,250
Edward Record	13,000	11,700	24,000	22,250
Oded Shein	5,000	4,700	N/A	N/A
Richard Stasyszen	3,500	3,050	6,000	5,800
Joanne Swartz	5,000	4,700	10,000	8,850

ADDITIONAL INFORMATION

Voting Securities

Shareholders of record at the close of business on April 12, 2012, will be eligible to vote at the Annual Meeting. The voting securities of the Company consist of its $0.01 par value common stock. On the Record Date, there were 30,658,294 shares of our common stock, par value $0.01, outstanding and entitled to vote at the Annual Meeting. In addition, on the Record Date, holders of 343,406 shares of unvested Restricted Stock are entitled to vote at the Annual Meeting. Each share outstanding and each share of unvested Restricted Stock on that date will be entitled to one vote. Treasury shares are not voted. Individual votes of shareholders are kept private, except as appropriate to meet legal requirements. Access to proxies and other individual shareholder voting records is limited to the independent Inspector of Election and certain employees of the Company and its agents who must acknowledge in writing their responsibility to comply with this policy of confidentiality.

Vote Required for Approval

Item 1 – Election of Directors. Pursuant to our Amended and Restated ByLaws and Section 78.330 of the Nevada Revised Statutes, the nominees receiving the seven highest vote totals (a plurality) of the votes cast at the Annual Meeting in person or by proxy will be elected as Directors.

Item 2 – Advisory Resolution to Approve Executive Compensation. This shareholder vote on executive compensation is advisory and non-binding on the Board or the Company in any way. The affirmative vote of a majority of the shares presented or represented and entitled to vote either in person or by proxy is required to approve this advisory resolution.

Item 3 – Approval of Material Terms of Executive Officer Performance Goals. The affirmative vote of a majority of the shares presented or represented and entitled to vote either in person or by proxy is required to approve this proposal.

Item 4 – Ratification of the Selection of Deloitte & Touche LLP as Independent Registered Public Accounting Firm for Fiscal 2012. The affirmative vote of a majority of the shares presented or represented and entitled to vote either in person or by proxy is required to approve this proposal.

Other Matters. All other matters require for approval the favorable vote of a majority of shares voted at the Annual Meeting in person or by proxy.

Abstentions. Abstentions, if any, will not be counted as votes cast. Therefore, they will have no effect on the outcome of the other matters to be voted on at the Annual Meeting.

Broker Discretionary Voting Not Permitted

 Broker discretionary voting of uninstructed shares is not permitted for a shareholder vote on any matter other than Item 4 (Ratification of the Selection of Deloitte & Touche LLP as Independent Registered Public Accounting Firm for Fiscal 2012).

Broker Non-Vote

If you are a beneficial owner whose shares are held of record by a broker, you must instruct the broker how to vote your shares. If you do not provide voting instructions, your shares will not be voted on any proposal on which the broker does not have discretionary authority to vote. This is called a "broker non-vote." In these cases, the broker can register your shares as being present at the Annual Meeting for purposes of determining the presence of a quorum but will not be able to vote on those matters for which specific authorization is required under the rules of the NYSE.

If you are a beneficial owner whose shares are held of record by a broker, your broker has discretionary voting authority under NYSE rules to vote your shares on Item 4 (Ratification of the Selection of Deloitte & Touche LLP as Independent Registered Public Accounting Firm for Fiscal 2012) even if the broker does not receive voting instructions from you. However, your broker does not have discretionary authority to vote on Items 1 (Election of Directors), 2 (Advisory Resolution to Approve Executive Compensation) and 3 (Approval of Material Terms of Executive Officer Performance Goals) without instructions from you, in which case a broker non-vote will occur and your shares will not be voted on those matters. ***Accordingly, it is particularly important that beneficial owners instruct their brokers how they wish to vote their shares.***

Manner for Voting Proxies

The shares represented by all valid proxies received by mail, or submitted by telephone or the Internet will be voted in the manner specified. Where specific choices are not indicated, the shares represented by all valid proxies received will be voted: FOR Items 1 (Election of Directors), 2 (Advisory Resolution to Approve Executive Compensation), 3 (Approval of Material Terms of Executive Officer Performance Goals) and 4 (Ratification of the Selection of Deloitte & Touche LLP as Independent Registered Public Accounting Firm for Fiscal 2012). Should any matter not described above be properly presented at the Annual Meeting, the persons named in the Proxy Card will vote in accordance with their judgment.

Voting in Person at the Annual Meeting

We encourage shareholders to submit proxies in advance by telephone, by the Internet, or by mail. Shareholders may also vote in person at the Annual Meeting, or may execute a proxy designating a representative to vote for them at the meeting. If your shares are held in street name and you wish to have your shares voted for Items 1 (Election of Directors), 2 (Advisory Resolution to Approve Executive Compensation) and 3 (Approval of Material Terms of Executive Officer Performance Goals), you must either (i) instruct your broker how to vote your shares, (ii) vote your shares by phone or the Internet, or (iii) bring a brokerage statement, written proxy from your broker, or other proof of ownership of the Company's common stock as of the Record Date with you to the Annual Meeting.

Other Matters to be Presented

The Board knows of no other matters which may be presented at the Annual Meeting. If any other matters properly come before the Annual Meeting, including any adjournment or adjournments thereof, proxies received in response to this solicitation will be voted upon such matters in the discretion of the person or persons named in the Proxy Card.

Solicitation of Proxies

Proxies will be solicited on behalf of the Board by mail or in person, and all solicitation costs will be paid by the Company. Upon written request, copies of this Proxy Statement, the Proxy Card and our Annual Report for Fiscal 2011 will be furnished to holders of record, as well as to brokers, dealers, banks and voting trustees, or their nominees, for the purpose of soliciting proxies from beneficial owners, and we will reimburse such holders for their reasonable expenses. Phoenix Advisory Partners has been retained to assist in soliciting proxies at a fee of $7,000 plus reasonable out-of-pocket costs.

Shareholders of Record Requesting Copies of the Company's 2011 Annual Report on Form 10-K

A copy of our 2011 Annual Report on Form 10-K will be furnished without charge to shareholders beneficially or of record at the close of business on April 12, 2012, on written request to Bob Aronson, Vice President, Investor Relations, at 10201 Main Street, Houston, TX 77025.

Electronic Access to Proxy Statement and Annual Report

This Proxy Statement, our Annual Report to Shareholders for Fiscal 2011 and our Annual Report on Form 10-K for Fiscal 2011 are available at http://bnymellon.mobular.net/bnymellon/ssi. This Proxy Statement (DEF 14A) and our Annual Report on Form 10-K for Fiscal 2011 are also available on the SEC's EDGAR database at www.sec.gov.

Documents Available in Print

In addition to being posted with printer friendly versions on the Investor Relations/Corporate Governance site on our website (www.stagestoresinc.com), our Audit Committee, Corporate Governance and Nominating Committee and Compensation Committee Charters, our Corporate Governance Guidelines, our Code of Ethics for Senior Officers, and our Code of Ethics and Business Conduct are available in print to any shareholder who requests them. Written requests should be made to Bob Aronson, Vice President, Investor Relations, at 10201 Main Street, Houston, TX 77025.

YOUR VOTE IS IMPORTANT. PLEASE VOTE TODAY.

We encourage you to take advantage of Internet or telephone voting.
Both are available 24 hours a day, 7 days a week.

Internet and telephone voting are available through 11:59 PM Eastern Time the day prior to the shareholder meeting date.

STAGE STORES, INC.

VOTE BY INTERNET
http://www.proxyvoting.com/ssi

Use the Internet to vote your proxy. Have your proxy card in hand when you access the web site.

OR

VOTE BY TELEPHONE
1-866-540-5760

Use any touch-tone telephone to vote your proxy. Have your proxy card in hand when you call. There is no charge to you for this call.

Your Internet or telephone vote authorizes the named proxies to vote your shares in the same manner as if you marked, signed and returned your proxy card.

If you vote your proxy by Internet or by telephone, you do NOT need to mail back your proxy card.

OR

VOTE BY MAIL

To vote by mail, mark, sign and date your proxy card and return it promptly in the enclosed postage-paid envelope.

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▼ FOLD AND DETACH HERE ▼

The Board of Directors recommends a vote "FOR" items 1, 2, 3 and 4. This proxy, when properly executed, will be voted in the manner directed herein. If no directions are given, this proxy will be voted in accordance with the Board's recommendations.

Please mark your votes as indicated in this example [X]

ITEM 1 – ELECTION OF DIRECTORS

	FOR	AGAINST	ABSTAIN		FOR	AGAINST	ABSTAIN
1.1 Alan Barocas	☐	☐	☐	**1.5** William Montgoris	☐	☐	☐
1.2 Michael Glazer	☐	☐	☐	**1.6** David Schwartz	☐	☐	☐
1.3 Gabrielle Greene	☐	☐	☐	**1.7** Ralph Scozzafava	☐	☐	☐
1.4 Earl Hesterberg	☐	☐	☐				

	FOR	AGAINST	ABSTAIN
ITEM 2 – Advisory Resolution to Approve Executive Compensation.	☐	☐	☐
ITEM 3 – Approval of Material Terms of Executive Officer Performance Goals.	☐	☐	☐
ITEM 4 – Ratification of the Selection of Deloitte & Touche LLP as Independent Registered Public Accounting Firm for Fiscal 2012.	☐	☐	☐

ITEM 5 – Such other matters as may properly come before the Annual Meeting or any adjournment thereof.

I plan to attend the Annual Meeting ☐

Mark Here for Address Change or Comments **SEE REVERSE** ☐



NOTE: Please sign as name appears hereon. Joint owners should each sign. When signing as attorney, executor, administrator, trustee or guardian, please give full title as such.

Signature _____ Signature _____ Date _____

Admission Ticket

STAGE STORES, INC.

Annual Meeting of Shareholders

Date – June 7, 2012

Time – 1:00 p.m. local time

Location – Stage Stores Corporate Headquarters

10201 Main Street, Houston, TX 77025

ADMITTANCE MAY BE DENIED WITHOUT AN ADMISSION TICKET

In accordance with the Company's security procedures, all persons attending the Annual Meeting must present an Admission Ticket and picture identification. If you are a shareholder of record and plan to attend the meeting in person, please bring this Admission Ticket with you to the meeting. For security purposes, briefcases, bags, purses, backpacks and other containers will be subject to search at the door.

> Choose **MLink℠** for fast, easy and secure 24/7 online access to your future proxy materials, investment plan statements, tax documents and more. Simply log on to **Investor ServiceDirect®** at www.bnymellon.com/shareowner/equityaccess where step-by-step instructions will prompt you through enrollment.

▼ **FOLD AND DETACH HERE** ▼

STAGE STORES, INC.
Proxy for the 2012 Annual Meeting of Shareholders
June 7, 2012
THIS PROXY IS SOLICITED ON BEHALF OF STAGE STORES, INC.'S
BOARD OF DIRECTORS

The undersigned hereby appoints Michael Glazer and Edward Record, and each of them, as proxies for the undersigned with full power of substitution to vote all shares of Stage Stores, Inc.'s common stock which the undersigned may be entitled to vote at the 2012 Annual Meeting of Shareholders of Stage Stores, Inc. to be held at the Company's headquarters in Houston, Texas on Thursday, June 7, 2012 at 1:00 P.M. local time, or at any adjournment thereof, upon the matters set forth on the reverse side and described in the accompanying Proxy Statement and upon such other matters as may properly come before the meeting or any adjournment thereof.

Voting instructions are set forth on the reverse side.

Important notice regarding the Internet availability of proxy materials for the 2012 Annual Meeting of Shareholders: Stage Stores, Inc.'s 2012 Notice of Annual Meeting and Proxy Statement, and Stage Stores, Inc.'s Annual Report to Shareholders and Annual Report on Form 10-K for the fiscal year ended January 28, 2012, are available at: **http://www.proxyvoting.com/ssi**

Address Change/Comments
(Mark the corresponding box on the reverse side)

SHAREOWNER SERVICES
P.O. BOX 3550
SOUTH HACKENSACK, NJ 07606-9250

(Continued and to be marked, dated and signed, on the other side)

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